Exhibit 2.1

EXECUTION COPY

SECURITIES PURCHASE AGREEMENT

by and among

DIPLOMAT PHARMACY, INC.,

BIORX, LLC,

AND

THE OTHER PARTIES NAMED HEREIN

February 26, 2015

TABLE OF CONTENTS

SECURITIES PURCHASE AGREEMENT		1

ARTICLE I. PURCHASE AND SALE		1
1.01	Purchase and Sale of the Purchased Securities	1
1.02	Purchase Price	2
1.03	Post-Closing Purchase Price Adjustment	3
1.04	Contingent Payments	5
1.05	Required Withholding	8
1.06	Payments to Sellers	8

ARTICLE II. CLOSING		10
2.01	Closing	10
2.02	Closing Deliveries	10

ARTICLE III. REPRESENTATIONS AND WARRANTIES REGARDING THE SELLERS		13
3.01	Organization and Authority	13
3.02	Absence of Conflicts	14
3.03	Ownership of the Purchased Securities	14
3.04	Sellers’ Broker	14
3.05	Litigation	14
3.06	Non-Foreign Status	15
3.07	Payment Spreadsheet	15

ARTICLE IV. REPRESENTATIONS AND WARRANTIES REGARDING COMPANY		15
4.01	Organization and Power	15
4.02	Authorization	15
4.03	Capitalization; Subsidiaries	16
4.04	Absence of Conflicts	16
4.05	Financial Statements	16
4.06	Certain Developments	17
4.07	Real Property	17
4.08	Tax Matters	19
4.09	Material Contracts	21
4.10	Proprietary Rights	24
4.11	Systems	26
4.12	Governmental Licenses and Health Care Permits	26
4.13	Employees	26
4.14	Immigration Matters	28
4.15	Employee Benefit Plans	28
4.16	Third-Party Payor Participation	31
4.17	Compliance Program	32
4.18	HIPAA and Compliance With Health Care Laws	33
4.19	Compliance with Laws	34

i

4.20	Affiliate Transactions	34
4.21	Environmental Matters	34
4.22	Tangible Assets	36
4.23	Undisclosed Liabilities	37
4.24	Notes and Accounts Receivable	37
4.25	Powers of Attorney	37
4.26	Insurance	37
4.27	Service Liability Claims	38
4.28	Third-Party Payors	38
4.29	Suppliers	38
4.30	Officers and Managers	39
4.31	Bank Accounts	39
4.32	Litigation	39
4.33	Books and Records	39
4.34	Company Broker	39

ARTICLE V. REPRESENTATIONS AND WARRANTIES RELATING TO THE BLOCKER		40
5.01	Organization and Power	40
5.02	Authorization	40
5.03	Absence of Conflicts	40
5.04	Capitalization; Subsidiaries	40
5.05	No Business Activities	41
5.06	Taxes	41

ARTICLE VI. REPRESENTATIONS AND WARRANTIES OF BUYER		42
6.01	Organization and Power	42
6.02	Authorization	42
6.03	Absence of Conflicts; No Default	42
6.04	Buyer’s Broker	43
6.05	Capitalization	43
6.06	SEC Documents	44
6.07	Financial Statements	44
6.08	Listing and Maintenance Requirements	44
6.09	Financial Ability	45
6.10	Solvency	45
6.11	No Other Agreements	46
6.12	Litigation	46
6.13	Healthcare Matters	46

ARTICLE VII. PRE-CLOSING COVENANTS		48
7.01	Conduct of the Business Pending Closing	48
7.02	Access and Investigation; Confidentiality	51
7.03	Required Approvals	52
7.04	Notification	53
7.05	No Negotiation	54
7.06	Pre-Closing Financial Statements	54

7.07	Reasonable Best Efforts	54
7.08	Blocker Covenants	54
7.09	Financing Assistance	54

ARTICLE VIII. ADDITIONAL AGREEMENTS		57
8.01	Governmental Approvals and Consents	57
8.02	Press Releases and Announcements	57
8.03	Further Assurances	57
8.04	Non-Solicitation, Non-Competition and Confidentiality	57
8.05	Sellers’ Release	60
8.06	Employee Benefits	61
8.07	Insurance	62
8.08	Books and Records	62
8.09	Blocker Name Change; Blocker Cash	63

ARTICLE IX. CONDITIONS TO CLOSING		63
9.01	Conditions to Obligations of the Company and the Sellers	63
9.02	Conditions to Obligations of Buyer	64

ARTICLE X. TERMINATION		66
10.01	Termination Events	66
10.02	Effect of Termination	67

ARTICLE XI. TAX MATTERS		67
11.01	Tax Matters	67
11.02	Treatment of Indemnification Payments	72
11.03	Other Rights and Remedies Not Affected; No Double Recovery	72

ARTICLE XII. INDEMNIFICATION		73
12.01	Survival	73
12.02	Indemnification by the Sellers	73
12.03	Indemnification by Buyer	75
12.04	Time Limitations	76
12.05	Indemnification Procedures for Third-Party Claims	78
12.06	Indemnification Procedures for Non-Third-Party Claims	80
12.07	Determination of Losses	82
12.08	Effect of Investigation; Waiver; Materiality	82
12.09	Subrogation	83
12.10	Setoff Rights	83
12.11	Treatment of Indemnification Payments	84
12.12	Exclusive Remedy	84
12.13	Payment of Indemnification	84
12.14	No Other Representations or Warranties; Independent Investigation	85

ARTICLE XIII. SELLERS’ REPRESENTATIVE		86
13.01	Designation	86
13.02	Authority; Successor	86

13.03	Sellers’ Representative Expense Fund	87

ARTICLE XIV. DEFINITIONS		87
14.01	Definitions	87
14.02	Interpretation	105

ARTICLE XV. MISCELLANEOUS		106
15.01	Amendment and Waiver	106
15.02	Notices	106
15.03	Expenses	108
15.04	Assignment and Successors	108
15.05	No Waiver	108
15.06	Severability	109
15.07	Reserved	109
15.08	Entire Agreement	109
15.09	No Referrals	109
15.10	Reserved	109
15.11	Counterparts; Electronic Signatures	109
15.12	Governing Law	110
15.13	Waiver of Jury Trial	110
15.14	No Third-Party Beneficiaries	110
15.15	Schedules	110
15.16	Certain Releases and Waivers	111
15.17	Specific Performance	112

EXHIBITS

Exhibit A	-	Escrow Agreement
Exhibit B	-	Registration Rights Agreement
Exhibit C	-	Membership Interest Assignment

SCHEDULES

Schedule A	-	Members
Schedule 2.02(b)(v)	-	Affiliate Contracts
Schedule 2.02(b)(vi)	-	Resignations
Schedule 2.02(b)(xii)	-	Third-Party Consents
Schedule 2.02(b)(xiv)	-	Landlord Estoppels, Waivers and Consents
Schedule 3.03	-	Ownership of Membership Interests
Schedule 4.01	-	Organization and Power
Schedule 4.03(a)	-	Company Capitalization
Schedule 4.04	-	Absence of Conflicts
Schedule 4.05	-	Company Financial Statements
Schedule 4.06	-	Certain Company Developments
Schedule 4.07	-	Leased Properties
Schedule 4.07(c)	-	Other Real Property
Schedule 4.08	-	Tax Matters
Schedule 4.09(a)	-	Contracts and Commitments
Schedule 4.09(b)	-	Absence of Breach
Schedule 4.10(a)	-	Proprietary Rights
Schedule 4.10(b)	-	Ownership; Infringement
Schedule 4.10(g)	-	Affiliates
Schedule 4.12	-	Governmental Licenses and Permits
Schedule 4.13(a)	-	Terminated Employees
Schedule 4.13(b)	-	Employee Agreements
Schedule 4.13(c)	-	Labor Agreements
Schedule 4.13(d)	-	Severance, Termination, and Other Obligation
Schedule 4.13(e)	-	Employee List and Compensation
Schedule 4.13(g)	-	Governmental Claims Against the Company
Schedule 4.14	-	Immigration Matters
Schedule 4.15(a)	-	Employee Benefit Plans
Schedule 4.15(g)	-	Benefit Plan Contributions
Schedule 4.15(j)	-	Employee Benefit Plans; Termination Obligations
Schedule 4.16(a)	-	Third-Party Payor Participation
Schedule 4.17(b)	-	Excluded Persons
Schedule 4.18	-	Compliance with Health Care Laws
Schedule 4.19	-	Company Compliance with Laws
Schedule 4.20	-	Affiliate Transactions
Schedule 4.21	-	Environmental Matters
Schedule 4.22(a)	-	Tangible Assets
Schedule 4.23	-	Undisclosed Liabilities

v

Schedule 4.24	-	Notes and Accounts Receivable
Schedule 4.25	-	Powers of Attorney
Schedule 4.26	-	Insurance
Schedule 4.27(a)	-	Service Liability Claims
Schedule 4.27(b)	-	Product Warranties and Representations
Schedule 4.28(a)	-	Third-Party Payors
Schedule 4.28(b)	-	Significant Changes to Third-Party Payors
Schedule 4.29(a)	-	Suppliers
Schedule 4.29(a)	-	Significant Changes to Suppliers
Schedule 4.30	-	Officers and Directors
Schedule 4.31	-	Bank Accounts and Authorized Signatories
Schedule 4.32	-	Company Litigation
Schedule 5.04	-	Blocker Capitalization
Schedule 5.06	-	Blocker Tax Matters
Schedule 6.02	-	Buyer Authorization
Schedule 6.07	-	Financial Statements
Schedule 6.11		No Other Agreements
Schedule 7.01	-	Conduct of the Business Pending Closing
Schedule 7.02(a)	-	Pharmaceutical Suppliers
Schedule 7.03(a)	-	Required Approvals
Schedule 8.04(a)(ii)	-	Restricted Parties
Schedule 8.07(a)	-	Indemnification Documents
Schedule 9.02(c)	-	Government Authorizations
Schedule 9.02(f)	-	Required Consents
Schedule 14.01	-	Transaction Documents
Schedule 14.01(a)	-	Permitted Liens

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is entered into as of February 26, 2015, by and among (i) Diplomat Pharmacy, Inc., a Michigan corporation (“Buyer”), (ii) BioRx, LLC, a Delaware limited liability company (the “Company”), (iii) the members of the Company listed on Schedule A attached hereto (each, a “Member” and collectively, the “Members”), (iv) Symmetric Partners — B, L.P., a Delaware limited partnership (“B-Fund”), and Symmetric Partners GP, L.P., a Delaware limited partnership (“GP”) (each a “Blocker Seller” and, collectively with the Members, the “Sellers”) and (v) Symmetric Capital, LLC, a Delaware limited liability company, solely in its capacity as Sellers’ Representative hereunder.  Capitalized terms used and not otherwise defined in this Agreement have the meanings set forth in Article XIV.

RECITALS

WHEREAS, as of the date hereof, (i) the Sellers (other than the Blocker Sellers) and Symmetric AIV Corporation (the “Blocker”) through Symmetric AIV, L.P., a Delaware limited partnership (the “AIV Fund”), together own all of the membership interests of the Company, (ii) the Blocker Sellers own all of the outstanding shares of capital stock of the Blocker (the “Blocker Stock”) and (iii) GP is the general partner of the AIV Fund, a Delaware limited partnership, and the Blocker is the sole limited partner of the AIV Fund;

WHEREAS, on or prior to the Closing Date, the AIV Fund will dissolve and distribute the Preferred Units (as defined in the LLC Agreement) of the Company it holds as of the date thereof to GP and the Blocker, in accordance with the AIV Fund’s limited partnership agreement (such transactions collectively, the “Reorganization”) and GP and the Blocker shall become direct holders of membership interests in the Company; and

WHEREAS, each Member (including, after giving effect to the Reorganization, GP) desires to sell to Buyer, and Buyer desires to purchase from each such Member, all of the membership interests of the Company owned by such Member as of the Closing Date (collectively, the “Membership Interests” and, together with the Blocker Stock, the “Purchased Securities”) and each of the Blocker Sellers desires to sell to Buyer, and Buyer desires to purchase from each Blocker Seller, all of the Blocker Stock owned by such Blocker Seller, for the consideration and subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises, representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I.
PURCHASE AND SALE

1.01                        Purchase and Sale of the Purchased Securities.

Subject to the terms and conditions of this Agreement, and in reliance upon the representations, warranties, covenants and agreements contained in this Agreement, at the

Closing, Buyer shall purchase (a) all of the Membership Interests from the Members (including GP), and the Members (including GP) shall sell, transfer, and convey the Membership Interests to Buyer, and (b) all of the Blocker Stock from the Blocker Sellers, and the Blocker Sellers shall sell, transfer and convey the Blocker Stock to Buyer, in each case, free and clear of any Liens other than restrictions on transfer under applicable securities laws.

1.02                        Purchase Price.

(a)                                 The aggregate purchase price for the Purchased Securities is (subject to adjustment pursuant to Section 1.03) equal to the following: (i) $210,000,000.00, plus or minus (ii) the Net Working Capital Adjustment Amount (if applicable), minus (iii) the Closing Indebtedness, minus (iv) the Sellers’ Expenses, plus (v) the Cash on Hand Adjustment Amount (the sum of (i) through (v) above is referred to herein as the “Closing Cash Purchase Price”), plus (vi) the Contingent Payment, if any, payable to the Sellers pursuant to Section 1.04, plus (vii) the Lion Stock Consideration.  The Lion Stock Consideration, the Closing Cash Purchase Price and the Contingent Payment, are referred to herein collectively as the “Purchase Price.”

(b)                                 The Company shall prepare in good faith and, not less than three Business Days before the Closing Date, deliver to Buyer (i) an estimated balance sheet of the Company (the “Estimated Closing Date Balance Sheet”) as of the open of business on the Closing Date, (ii) a certificate, executed by the Company (the “Estimated Closing Cash Purchase Price Certificate”) setting forth the Company’s good faith estimate as of the open of business on the Closing Date of (A) the Net Working Capital Adjustment, the Closing Indebtedness, the Sellers’ Expenses and the Cash on Hand Adjustment Amount and (B) the Closing Cash Purchase Price (the “Estimated Closing Cash Purchase Price”).  The Estimated Closing Cash Purchase Price (including the calculations set forth therein) and the Estimated Closing Date Balance Sheet shall be prepared in accordance with GAAP and (to the extent consistent with GAAP) the Company’s Accounting Practices and Procedures.  Following the delivery of the Estimated Closing Cash Purchase Price Certificate and the Estimated Closing Date Balance Sheet, for a period of two Business Days thereafter (the “Pre-Closing Review Period”), upon request by Buyer, the Company shall provide Buyer and its representatives and accountants with reasonable access, during normal business hours, to the Company’s relevant employees, personnel, contractors, counsel, representatives, advisors and outside accountants, in each case to the extent involved with, and to the accounting and financial books and records of the Company related to, the preparation of the Estimated Closing Cash Purchase Price Certificate and the Estimated Closing Date Balance Sheet and the calculations set forth therein (including all components thereof).  If the Buyer notifies the Company in writing of any objection to the Estimated Closing Cash Purchase Price Certificate or the calculations set forth therein (including all components thereof) during the Pre-Closing Review Period, Buyer and the Company shall attempt in good faith to resolve any disputes regarding the applicable component(s) of the Estimated Closing Cash Purchase Price Certificate and the calculations set forth therein prior to end of the Pre-Closing Review Period, and to the extent that they are able to resolve any such disputes, the Company will deliver an updated Estimated Closing Cash Purchase Price Certificate to the Buyer reflecting the resolution of any such disputes prior to Closing; provided that the delivery of any such update to the Estimated Closing Cash Purchase Price Certificate shall not affect or otherwise delay the Closing.  If Buyer and the Company are unable to resolve all disputes regarding a component of the Estimated Closing Cash Purchase

Price Certificate prior to Closing, then the amount of such component as set forth in the Estimated Closing Cash Purchase Price Certificate delivered by the Company (including any update thereto delivered pursuant to the prior sentence) shall constitute the amount of such component for all purposes hereof.

(c)                                  The Closing Cash Purchase Price shall be paid by Buyer to the Sellers at the Closing in accordance with Section 2.02(a), and the Lion Stock Consideration shall be issued to the Sellers at the Closing in accordance with the Buyer Exchange Documents.

1.03                        Post-Closing Purchase Price Adjustment.

(a)                                 Within 90 days following the Closing Date, Buyer shall prepare and deliver to Sellers’ Representative (i) a balance sheet as of the open of business on the Closing Date (the “Closing Date Balance Sheet”; such Closing Date Balance Sheet shall be limited solely to the items related to the Closing Statement) and (ii) a statement of the Cash on Hand Adjustment Amount (if any), Net Working Capital Adjustment Amount (if any), the Closing Indebtedness, and the Sellers’ Expenses, in each case as of the open of business on the Closing Date and prepared in accordance with GAAP and (to the extent consistent with GAAP) the Company’s Accounting Practices and Procedures, along with Buyer’s calculation of the resulting Closing Cash Purchase Price based thereon (the “Closing Statement”).  Sellers’ Representative shall have a period (the “Review Period”) of 30 days from the delivery of the Closing Statement and Closing Date Balance Sheet to review such statements.  Following the delivery of the Closing Statement and the Closing Date Balance Sheet, Sellers’ Representative and its representatives and accountants shall be entitled to review (and the Buyer shall provide to Sellers’ Representative and its representatives and accountants) any working papers, trial balances, contracts, books, records (including accounting and financial records) and similar materials, documents or information relating to the Closing Statement (including all components thereof and calculations therein) that are reasonably requested by Sellers’ Representative.  Following the delivery of the Closing Statement and Closing Date Balance Sheet, Buyer, the Company and the Blocker shall also provide Sellers’ Representative and its representatives and accountants with reasonable access, during normal business hours, to their respective relevant employees, personnel, contractors, counsel, representatives, advisors, outside accountants, properties, books and records to the extent involved with or related to the preparation of the Closing Statement and the calculations set forth therein.  If, as a result of such review, Sellers’ Representative disagrees with the Closing Statement and/or the Closing Date Balance Sheet and the calculations set forth therein (including any components thereof), Sellers’ Representative shall deliver to Buyer a written notice of disagreement (a “Dispute Notice”) prior to the expiration of the Review Period setting forth in reasonable detail the basis for such dispute, the specific items and amounts in dispute and Sellers’ Representative’s alternative calculation of the Closing Cash Purchase Price (including the alternative calculation of each disputed line item set forth in the Closing Statement).

(b)                                 If, for any reason, Buyer fails to deliver the Closing Statement within the time period required by Section 1.03(a), at Sellers’ Representative’s option, either (i) the Estimated Closing Cash Purchase Price Certificate delivered by the Company to Buyer prior to the Closing shall be considered for all purposes of this Agreement as being the “Closing Statement” delivered by Buyer pursuant to such Section and Sellers’ Representative shall have all of its rights under this Section 1.03 with respect to such certificate or (ii) Sellers’ Representative may prepare and deliver a Closing Statement as if it were Buyer hereunder within 150 days following the Closing Date, and Buyer shall have the right to prepare and deliver a Dispute Notice as if it were Sellers’ Representative hereunder, and the relevant provisions of this Section 1.03 shall apply mutatis mutandis (including a revised Review Period) in such circumstance.

(c)           If Sellers’ Representative either (i) fails to deliver a Dispute Notice to Buyer prior to the expiration of the Review Period, or (ii) delivers a written notice to Buyer accepting the Closing Statement, then, in either case, the amount of the Closing Cash Purchase Price reflected by or contained in the Closing Statement shall be the Final Closing Cash Purchase Price and shall be final, binding and conclusive upon the parties.

(d)                 If Sellers’ Representative delivers a Dispute Notice to Buyer prior to the expiration of the Review Period, then Sellers’ Representative and Buyer shall attempt in good faith to resolve such dispute within 30 days from the delivery of such Dispute Notice.  If Sellers’ Representative and Buyer cannot reach agreement within such 30 day period, then the dispute shall be promptly referred to the Philadelphia office of Grant Thornton, LLP unless Buyer and Sellers’ Representative jointly select another nationally recognized, independent certified public accounting firm at such time (the “Neutral Accountant”).  Each party shall thereupon furnish to the Neutral Accountant such reasonable work papers and other documents and information relating to the calculation of the Closing Cash Purchase Price as that party desires or as the Neutral Accountant reasonably requests, and each party will be afforded the opportunity to present information to the Neutral Accountant and to discuss the determination of the Closing Cash Purchase Price with the Neutral Accountant.  The Neutral Accountant shall only resolve such contested items that were properly included by Sellers’ Representative in a timely Dispute Notice and will resolve such items as promptly as may be reasonably practicable.  Following such review, the Neutral Accountant shall deliver a written opinion setting forth its final determination of the Final Closing Cash Purchase Price, which shall be final, binding and conclusive on the Sellers and Buyer and shall be used in computing the amount of any adjustment pursuant to this Section 1.03.  All fees and expenses of the Neutral Accountant shall be borne by the party whose estimate of the Purchase Price as submitted to the Neutral Accountant is farthest from the Final Closing Cash Purchase Price as finally determined by the Neutral Accountant or if the Neutral Accountant determines that neither of the parties’ estimates is farther from the Final Closing Cash Purchase Price, then such fees, costs and expenses shall be borne 50% by the Sellers and 50% by Buyer.

(e)           If the Final Closing Cash Purchase Price exceeds the Estimated Closing Cash Purchase Price, then Buyer shall, within two Business Days of the determination date, pay to Sellers’ Representative (for the benefit of the Sellers) such difference by wire transfer of immediately available funds to an account designated by Sellers’ Representative in writing.

(f)            If the Estimated Closing Cash Purchase Price exceeds the Final Closing Cash Purchase Price, Sellers’ Representative shall pay such deficit to Buyer from the Sellers’ Representative Expense Fund within two Business Days of the determination date to an account designated by Buyer in writing  and, in the event that the Sellers’ Representative Expense Fund is insufficient to pay such deficit, the Sellers shall pay the remaining amount of such deficit to Buyer by wire transfer of immediately available funds.

(g)           Any payments made pursuant to Section 1.03 shall be treated as an adjustment to the Closing Cash Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

1.04        Contingent Payments.  As additional consideration for the Purchased Securities (and subject to satisfaction of the conditions set forth below in this Section 1.04), the Buyer shall issue and/or deliver (or, with respect to the Contingent Shares, cause its transfer agent to issue and deliver) to the Sellers (based on their respective Pro Rata Shares as set forth on the Payment Spreadsheet and subject to Section 1.06) the aggregate number of Contingent Shares and the aggregate amount of Contingent Cash, if any, determined as set forth below in this Section 1.04 (the “Contingent Payment”).  No fractional Contingent Share will be issued to any Seller. In the event any Seller would otherwise receive a fractional Contingent Share, Buyer shall deliver to such Seller in lieu of any such fractional Contingent Share an amount in cash equal to the product of (i) such fractional Contingent Share and (ii) the Lion Stock Price.  All matters relating to the Contingent Payment shall be determined in accordance with GAAP and, to the extent consistent with GAAP, the Company’s Accounting Practices and Procedures, in each case as consistently applied by the Company prior to the Closing Date.  The parties agree that any changes in GAAP from and after the date hereof shall not affect the calculation of EBITDA for the Earnout Period or LTM EBITDA.

(a)           Calculation of Contingent Payment.

(i)            If the quotient of (A) EBITDA for the Earnout Period divided by (B) LTM EBITDA is equal to or less than 0.900, then no Contingent Payment will be delivered to the Sellers’ Representative under this Section 1.04; or

(ii)           If the quotient of (A) EBITDA for the Earnout Period divided by (B) LTM EBITDA is greater than 0.900, but not greater than 1.100, then the Contingent Payment will consist of a number of Contingent Shares and an amount of Contingent Cash calculated as follows:

(x) the quotient of (i) EBITDA for the Earnout Period divided by LTM EBITDA, minus (ii) 0.900, divided by

(y) 0.2, multiplied by

(z) (1) the Maximum Number of Contingent Shares and (2) the Maximum Amount of Contingent Cash, as applicable; or

(iii)          If the quotient of (A) EBITDA for the Earnout Period divided by (B) LTM EBITDA is greater than 1.100, then the Contingent Payment will consist of the Maximum Number of Contingent Shares and the Maximum Amount of Contingent Cash.

(b)           Determination of the Contingent Payment.

(i)            Within 60 days after the end of the Earnout Period, Buyer shall deliver to the Sellers’ Representative a written statement (the “Earnout Statement”) setting forth its calculation of EBITDA for the Earnout Period and LTM EBITDA and its calculation of the Contingent Payment (including the number of Contingent Shares and the amount of Contingent Cash), if any, to be issued and delivered to the Sellers under this Section 1.04.

(ii)           The Sellers’ Representative shall have 30 days after receipt of the Earnout Statement (the “Earnout Review Period”) to review the calculations set forth therein.  Prior to the expiration of the Earnout Review Period, the Sellers’ Representative may object to the calculations set forth in the Earnout Statement by delivering a written notice of objection (an “Objection Notice”) to Buyer.  Any Objection Notice shall specify the items disputed by the Sellers’ Representative and shall describe in reasonable detail the basis for such objection, as well as the amounts (whether of EBITDA for the Earnout Period, LTM EBITDA, or the number of Contingent Shares or amount of Contingent Cash to be issued or delivered to Sellers) in dispute.  If the Sellers’ Representative fails to deliver an Objection Notice to Buyer prior to the expiration of the Earnout Review Period, then the Buyer’s determination of the Contingent Payment as set forth in the Earnout Statement shall be final and binding on the parties hereto.  If the Sellers’ Representative timely delivers an Objection Notice, Buyer and the Sellers’ Representative shall negotiate in good faith to determine any adjustments to EBITDA for the Earnout Period and/or LTM EBITDA and the number of Contingent Shares and the amount of Contingent Cash, if any, to be issued or delivered under this Section 1.04.  If Buyer and the Sellers’ Representative are able to reach agreement within 30 days after such an Objection Notice has been given (or such longer period as they may mutually agree), the Contingent Payment so agreed shall be final and binding on the parties.  If Buyer and the Sellers’ Representative are unable to reach agreement within 30 days after such an Objection Notice has been given (or such longer period as they may mutually agree), then all unresolved disputed items shall be promptly referred to the Neutral Accountant.  The Neutral Accountant shall be directed to render a written report on the unresolved disputed items as promptly as practicable, but in no event more than 30 days after such submission to the Neutral Accountant, and to determine the Contingent Payment, if any, to be issued or delivered to the Sellers pursuant to this Section 1.04.  The Neutral Accountant shall resolve the disputed items based solely on the applicable definitions and other terms in this Agreement and the presentations by Buyer and Sellers’ Representative, and not by independent review.  The resolution of any dispute that is the subject of an Objection Notice by the Neutral Accountant shall be final and binding on the parties hereto.  The fees and expenses of the Neutral Accountant shall be split equally between (i) Buyer and (ii) the Sellers’ Representative (on behalf of the Sellers). To the extent any portion of the Contingent Payment is not disputed in the Objection Notice or is otherwise resolved by Buyer and the Sellers’ Representative prior to the determination of the final Contingent Consideration by the Neutral Accountant, Buyer shall issue and deliver (or, with respect to the Contingent Shares, cause its transfer agent to issue and deliver) to the Sellers the portion of the Contingent Payment that is not in dispute.

(c)           Delivery of Contingent Payment.  The Buyer shall issue and deliver (or, with respect to the Contingent Shares, cause its transfer agent to issue and deliver) the Contingent Payment, if any, to the Sellers within two Business Days following the date upon which the determination of the Contingent Payment becomes final and binding upon the parties as provided in Section 1.04(b) (including any final resolution of any dispute raised by Sellers’ Representative in an Objection Notice).

(d)           Acceleration Events

(i)            Change in Control.  Notwithstanding anything to the contrary herein, if the Earnout Period has not ended as of the effective time of a Change in Control, the maximum Contingent Payment shall become due and Buyer shall issue and deliver (or, with respect to the Contingent Shares, cause its transfer agent to issue and deliver) the Maximum Number of Contingent Shares and the Maximum Amount of Contingent Cash to the Sellers immediately prior to the effective time of the Change of Control and such Contingent Shares shall not be subject to any contractual restriction on transferability pursuant to this Agreement or otherwise.

(ii)           Employment of Founders.  Notwithstanding anything to the contrary herein, in the event the employment of either of the Founders with the Company, the Buyer or any of their respective Affiliates is terminated without Cause by the Company, the Buyer or any such Affiliate, as the case may be, prior to the end of the Earnout Period, the Maximum Number of Contingent Shares and the Maximum Amount of Contingent Cash shall become immediately due and Buyer shall issue and deliver (or, with respect to the Contingent Shares, cause its transfer agent to issue and deliver) the Maximum Number of Contingent Shares and the Maximum Amount of Contingent Cash to the Sellers pursuant to the terms of this Agreement and such Contingent Shares shall not be subject to any contractual restriction on transferability pursuant to this Agreement or otherwise.

(e)           Post-Closing Operation of the Business.

(i)            Subject to the terms and conditions of this Agreement, subsequent to the Closing, Buyer will have the power and right to control the business and operations of Buyer (including the Company) in its discretion; provided, however, that Buyer shall (A) maintain the records of the Company and Buyer in a manner permitting accurate preparation of financial statements consistent with this Section 1.04 and permitting the good faith determination of the Contingent Payment as provided in this Section 1.04, (B) operate the business of the Company in good faith and in a manner reasonably intended for the Sellers to receive the Maximum Number of Contingent Shares and the Maximum Amount of Contingent Cash; provided that Buyer and its Affiliates shall not be required to take any action intended to benefit the Company and adversely impact the business of Buyer or its other Affiliates, and (C) not take any action that is primarily intended to adversely affect the ability of the Sellers to earn the Contingent Consideration.

(ii)           Prior to the payment of the Contingent Payment, if any, Buyer shall deliver to the Sellers’ Representative, within 45 days after the end of each quarter during the Earnout Period (i.e., each of the four, separate three-month periods during the Earnout Period), a financial report setting forth Buyer’s calculation of EBITDA for such quarter in reasonable detail, and Buyer agrees to promptly provide such supporting documentation as the Sellers’ Representative may reasonably request.  The Founders, the Company, Buyer and the Sellers’ Representative agree to keep each other informed on a timely basis of any Adjustment

Event or potential Adjustment Event, and, if requested by the Founders or Buyer, shall meet on a regular basis to discuss such actual or prospective Adjustment Events.

(iii)          Nothing in this Agreement shall be interpreted as a restriction or limitation on Buyer’s right or ability to (w) restructure or materially change the Company, its operations or its ongoing business practices (as conducted prior to Closing consistent with past practice) following the Closing, (x) merge or consolidate the Company or its operations into, or otherwise transfer or assign the Company or its operations to Buyer or any of Buyer’s Affiliates (an “Affiliate Business”), (y) acquire (or to cause the Company to acquire) by purchase, exchange, merger, asset sale, or otherwise, any other Person, whether or not engaged in a business similar or related to the Company (an “Acquired Business”), (z) to transfer or assign to the Company any of the business, operations or assets of Buyer or its Affiliates (“Company Transfers”).  The Sellers shall not have any rights or interests in or relating to any such Affiliate Business, Acquired Business, or Company Transfers.  In the event of an Adjustment Event, other than an Adjustment Event required by a change in Law following the date of this Agreement, for purposes of the calculation of the Contingent Payment deliverable hereunder, Buyer and the Sellers’ Representative shall agree on equitable adjustments in good faith to EBITDA during the Earnout Period and, as applicable, LTM EBITDA, to exclude any financial impact (whether positive or negative) of such Adjustment Event on the operations or financial results of the Company following such transaction.

(f)            No Security.  The parties hereto understand and agree that (i) the Sellers’ contingent rights to receive the Contingent Payment shall not be represented by any form of certificate or other instrument, are not transferable and are unsecured and (ii) no Seller shall have any rights as a securityholder of Buyer or the Company solely as a result of such Seller’s contingent right to receive any Contingent Payment hereunder.  Neither Buyer nor its Affiliates is making, and the Sellers are not relying upon, any representations or warranties with respect to the financial performance or results of operations of the Company following the Closing

1.05        Required Withholding.

Each of Buyer, Sellers’ Representative and the Escrow Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement or the Escrow Agreement such amounts as are required to be deducted and withheld under the Code or other applicable Law, and to the extent required by the Code or other applicable Law, Buyer, Sellers’ Representative and Escrow Agent, as applicable, shall remit any such amounts to the applicable Governmental Entity.  Any amounts so deducted and withheld shall be treated for all purposes as having been paid to the Person in respect of whom such deduction and withholding was made.

1.06        Payments to Sellers.

(a)           General.  All payments hereunder to the Sellers (including payments at Closing pursuant to Section 2.02(a), the issuance of the Lion Stock Consideration, the payment or issuance of the Contingent Payment and amounts disbursed after the Closing from the Escrow Fund or pursuant to Sections 1.03(a) and 1.03(e)) will be made in accordance with the Payment Spreadsheet.  For amounts payable to the Sellers after the Closing (including amounts disbursed from the Escrow Fund or pursuant to Sections 1.03(a) or 1.03(e), or the payment or release of Contingent Payment), Sellers’ Representative may (at its option) deposit with the Company or Buyer all or a portion of such amount(s) that are compensatory in nature and payable to any Seller who is or was an employee of the Company and is therefore subject to withholding required under any Tax Law and, if so deposited, the Company, shall promptly make such payments, net of applicable amounts required to be so withheld, to the appropriate Sellers.  Notwithstanding any provision in this Agreement to the contrary, the Blocker Sellers, in the aggregate, will not receive in exchange for their Blocker Shares a greater proportion of the aggregate consideration (or a greater portion of the Contingent Consideration or the Lion Stock Consideration) paid or issued pursuant to this Agreement than they would have received if the Blocker Sellers held all of the Blocker’s limited liability company interests in the Company directly.

(b)           Payment Spreadsheet.  At least two Business Days prior to the Closing, the Company will deliver to Buyer a spreadsheet, certified as complete and correct by the Company, setting forth the aggregate amounts payable to (i) each Seller at Closing and such Seller’s share of the Escrow Fund, the Contingent Payment and the Lion Stock Consideration and (ii) each recipient of a Sale Bonus (the “Payment Spreadsheet”).  The Payment Spreadsheet will also set forth the type of consideration (i.e., Lion Stock or cash) payable to each Seller.  Any Seller who is an employee of the Company shall only be entitled to receive a redacted version of the Payment Spreadsheet, which such redacted version shows only the amounts and calculations on the Payment Spreadsheet applicable to such Seller.

(c)           Sale of Blocker.  For purposes of this Agreement, it is understood that each Blocker Seller is selling its shares of capital stock of the Blocker to Buyer, which shares represent an indirect interest in the membership interests to be held by Blocker as of the Closing, and each Blocker Seller shall be entitled to receive the consideration therefor as set forth on the Payment Spreadsheet (plus any additional consideration equal to the net cash or cash equivalents, if any, of the Blocker as of the Closing).

(d)           Accredited Investor.  Notwithstanding anything herein to the contrary, only Sellers that are “accredited investors” as defined in Rule 501 of Regulation D shall be entitled to receive Lion Stock Consideration and, if applicable, the Contingent Shares. All Sellers that are not “accredited investors” shall receive all of their consideration hereunder (whether paid at or after the Closing) in cash, with such payments in lieu of the Lion Stock Consideration and/or Contingent Shares to be made as set forth on the Payment Spreadsheet and with Buyer’s obligations to make cash payments and deliver Lion Stock Consideration and Contingent Shares hereunder (and under the Subscription Agreements) being correspondingly adjusted.  For the avoidance of doubt, no such cash payment shall alter the amount of cash payable to any other Seller hereunder.

ARTICLE II.
CLOSING

2.01        Closing; Financing Delay Event.

(a)           The closing (the “Closing”) of the purchase and sale of the Purchased Securities hereunder shall take place at the offices of Bass, Berry & Sims PLC, 150 Third Avenue South, Suite 2800, Nashville, Tennessee, 37201 as soon as possible, but in no event later than three Business Days after satisfaction or, to the extent permissible, waiver by the party or parties entitled to the benefit of the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other time or place as Buyer and Sellers’ Representative may agree; provided, however, that, unless otherwise mutually agreed by Buyer and Sellers’ Representative, in no event shall the Closing occur prior to the first Business Day following the 35th day following the date of this Agreement.

(b)           Upon the occurrence of a Financing Delay Event, Buyer shall have the option, exercisable upon written notice (a “Closing Date Extension Notice”) to the Sellers’ Representative (i) within 35 days of the date of this Agreement, to delay Closing for a reasonable period of time (not to exceed 25 days from the date of such Closing Date Extension Notice) as specified in a Closing Date Extension Notice (such period being referred to as the “Initial Extended Closing Period”), for so long as Buyer is proceeding diligently and in good faith and using its reasonable best efforts to close on the debt financing in the Debt Commitment Letter (or to obtain substitute financing) and to close the transactions contemplated by this Agreement as soon as possible but in any event within the Initial Extended Closing Period; and (ii) prior to the expiration of the Initial Extended Closing Period, if a second Financing Delay Event has occurred during the Initial Extended Closing Period, to delay Closing for an additional reasonable period of time (not to exceed 30 days) as specified in a Closing Date Extension Notice (such period being referred to as the “Second Extended Closing Period”), for so long as Buyer is proceeding diligently and in good faith and using its reasonable best efforts to obtain debt financing from financing sources, including GE Capital Finance (“Lender”), and to close the transactions contemplated by this Agreement as soon as possible but in any event within the Second Extended Closing Period.  “Financing Delay Event” means at any time after the date hereof the Lender notifies Buyer that the Lender will not consummate the Financing, pursuant to the terms of the Debt Commitment Letter or otherwise or Buyer reasonably determines in good faith that it will not be able to consummate the Financing pursuant to the Debt Commitment Letter (or to consummate substitute financing), in each case, within 30 days after the date hereof or within the Initial Closing Period, as applicable.  Subject to the satisfaction or waiver of the conditions to Closing set forth in Article IX, Buyer shall have the obligation to consummate the transactions contemplated by this Agreement as promptly as possible during the Initial Extended Closing Period or the Second Extended Closing Period, as the case may be, once the Financing becomes available to Buyer.

2.02        Closing Deliveries.

(a)           At the Closing, Buyer shall deliver (or cause to be delivered) the following:

(i)            to an account designated in writing by U.S. Bank National Association (the “Escrow Agent”) pursuant to the terms of that certain Escrow Agreement in the form of Exhibit A attached hereto (the “Escrow Agreement”), $10,000,000 in cash (the “Escrow Amount”);

(ii)           to the Company, an amount equal to the total amount of Sale Bonuses (plus the Company’s portion of any employment Taxes with respect to the Sale Bonuses, calculated as provided in the definition of Sellers’ Expenses) payable to employees of the Company, which Sale Bonuses shall be paid promptly after the Closing by the Company (less (A) the Company’s portion of any employment Taxes and (B) any applicable Tax withholdings with respect to the Sale Bonuses) as part of its normal payroll process;

(iii)          to Sellers’ Representative or its designee an amount equal to (A) the Estimated Closing Cash Purchase Price, minus (B) the Sellers’ Representative Expense Fund, by wire transfer of immediately available funds to an account designated in writing by Sellers’ Representative (for the benefit of Sellers to be paid in accordance with Section 1.06(a));

(iv)          (A) to the payees thereof, the Closing Indebtedness, as applicable; and (B) to the Persons identified by the Company, their respective portions of the Sellers’ Expenses (other than those described in Section 2.02(a)(ii)), as applicable, in each case of (A) and (B), as and to the extent set forth in the Payoff Letters and Final Bills (as defined below);

(v)           an executed Registration Rights Agreement in the form of Exhibit B attached hereto (the “Registration Rights Agreement” and collectively with the Subscription Agreements, the “Buyer Exchange Documents”);

(vi)          an executed certificate of the Secretary (or other executive officer) of the Buyer certifying: (A) that the charter and organizational documents of the Buyer (which are to be attached to the certificate) are true and correct as of the Closing Date; (B) the names and signatures of the officers authorized to sign this Agreement and the other Transaction Documents on behalf of the Buyer, and (C) the resolutions of the board of directors of the Buyer authorizing the transactions contemplated under this Agreement (the “Buyer’s Secretary Certificate”);

(vii)         a certificate executed by Buyer certifying as to the matters set forth in Sections 9.01(a) and 9.01(b);

(viii)        to Sellers’ Representative, for the benefit of the Sellers, an amount equal to $4,000,000, by wire transfer of immediately available funds (the “Sellers’ Representative Expense Fund”); and

(ix)          the Escrow Agreement duly executed by Buyer and the Escrow Agent.

(b)           Prior to or at the Closing, the Company and the Blocker shall deliver (or cause to be delivered) to Buyer the following items:

(i)            Certificates representing the shares of Blocker Stock, accompanied with assignments separate from certificate (or other instruments of transfer), duly endorsed in blank and otherwise in the proper form for transfer;

(ii)           An assignment of membership interests conveying the Membership Interests to Buyer in substantially the form attached hereto as Exhibit C, executed by each Seller;

(iii)          Payoff letters from the holders of Closing Indebtedness to be paid off at Closing that is listed on Schedule 2.02(b)(iii) and any Closing Indebtedness incurred during the Interim Period, including, in each case, releases with respect thereto of all Liens (other than Permitted Liens) on all of the assets and properties of the Company and the Blocker, as applicable, including all required UCC-3 termination statements or other evidences of discharge reasonably satisfactory to Buyer (the “Payoff Letters”);

(iv)          Evidence on letterhead of the payees thereof (including invoices and estimates, as applicable) of the balances for all items comprising Sellers’ Expenses of the type described in clause (i) of the definition thereof (the “Final Bills”);

(v)           Evidence of the complete termination of all Contracts between the Company and/or the Blocker, as the case may be, and any (A) Affiliate of the Company and/or the Blocker, as the case may be, or any Seller, and (B) broker, finder or agent related to, or entered into in connection with, the transactions contemplated hereunder, in each case, which are listed on Schedule 2.02(b)(v);

(vi)          Executed resignations for such officers, directors and managers of the Company and the Blocker listed on Schedule 2.02(b)(vi), in each case, effective as of the Closing;

(vii)         The Escrow Agreement duly executed by Sellers’ Representative;

(viii)        The Registration Rights Agreement executed by the applicable Sellers;

(ix)          Certificates of good standing showing that each of the Company and the Blocker is duly formed or incorporated (as applicable) and in good standing and has a legal existence in the state of its formation or incorporation (as applicable) and that the Company is duly qualified to do business in each state listed on Schedule 4.01, each dated within ten Business Days prior to the Closing Date;

(x)           An executed certificate of the Secretary (or other executive officer) of the Company certifying: (A) that its certificate of formation and the LLC Agreement (which are to be attached to the certificate) are true and correct as of immediately prior to the Closing, (B) the names and signatures of the officers authorized to sign this Agreement and the other Transaction Documents on behalf of the Company, and (C) the resolutions of the board of managers and members of the Company authorizing the transactions contemplated under this Agreement (the “Company’s Secretary Certificate”);

(xi)          An executed certificate of the Secretary (or other executive officer) of the Blocker certifying: (A) that its certificate of incorporation and by-laws (which are to be attached to the certificate) are true and correct as of immediately prior to the Closing, (B) the names and signatures of the officers authorized to sign this Agreement and the other Transaction

Documents on behalf of the Blocker, and (C) the resolutions of the board of directors and shareholders of the Blocker authorizing the transactions contemplated under this Agreement (the “Blocker’s Secretary Certificate”);

(xii)         All third-party consents and approvals that are listed on Schedule 2.02(b)(xii) shall have been obtained and not revoked, in each case, without conditions or modifications adverse to Buyer and all governmental and regulatory consents and approvals listed on Schedule 2.02(b)(xii) that are necessary for the consummation of the transactions contemplated hereby and the operation of the Business following the Closing in substantially the same manner as it was operated before the Closing;

(xiii)        (A) an executed statement from the Company, in substantially the form attached hereto as Exhibit D-1, that satisfies the requirements of Treasury Regulation Section 1.1445-11T(d)(2)(i), (B) an executed statement, in substantially the form attached hereto as Exhibit D-2, that satisfies the requirements of Treasury Regulation Section 1.897-2(h) and 1.1445-2(c), certifying that the shares of the Blocker are not United States real property interests, and a form of notice acceptable to the Buyer, to the Internal Revenue Service prepared in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2); and (C) if applicable, any certificate, affidavit or other documentation required to establish that no withholding is required under applicable state, local and foreign Tax laws;

(xiv)        Copies of all minute books, stock records, equity interest ledgers and corporate seals of the Company and the Blocker that are in the possession of the Company or the Blocker, as applicable; and

(xv)         Certificates executed by the Company and the Blocker certifying the matters set forth in Sections 9.02(a) and 9.02(b) with respect to the Company and the Blocker, respectively.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES REGARDING THE SELLERS

As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereunder, each Seller, solely as to such Seller (and not as to any other Seller), severally and not jointly, hereby makes the representations and warranties set forth in this Article III as of the date of this Agreement and as of the Closing Date.  Except for the representations and warranties expressly set forth in Article III, no Seller makes any other representation or warranty (either express or implied).

3.01        Organization and Authority.

Each such Seller that is not an individual is duly formed, legally existing and in good standing under the laws of the state of its organization.  Such Seller has full power and authority to enter into this Agreement and the other documents contemplated hereunder, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by such Seller of this Agreement and the other Transaction Documents to which it is a party, the performance by such Seller of its obligations hereunder and thereunder, and the consummation by such Seller of the transactions contemplated hereby and thereby has been duly authorized by all requisite action on the part of such Seller.  This Agreement and the other Transaction Documents have been duly executed and delivered by such Seller and constitute legal, valid and binding obligations of such Seller enforceable against such Seller in accordance with its terms, except as enforceability hereof may be limited by bankruptcy, insolvency or other laws affecting creditor’s rights generally and limitations on the availability of equitable remedies (the “Remedies Exceptions”).

3.02        Absence of Conflicts.

Neither the execution, delivery or performance of this Agreement or any other Transaction Document by such Seller, nor the consummation by such Seller of the transactions contemplated hereby or thereby:

(a)           does or will (i) conflict with or result in any breach of any of the provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third party the right to terminate or to accelerate any obligation under, or (v) result in the creation of any Lien upon any assets of such Seller (including, without limitation, upon or with respect to the Purchased Securities), in each case under the provisions of any Contract or any Law by which such Seller or any of such Seller’s assets are affected, or

(b)           without limiting clause (a) above, require any notification to, or consent, approval, or authorization of any Governmental Entity or any other Person, except to the extent set forth on Schedule 4.04.

3.03        Ownership of the Purchased Securities.

Except as set forth on Schedule 3.03, as of the Closing Date, such Seller owns beneficially all of the Purchased Securities set forth opposite its name on Schedule 4.03(a), free and clear of all Liens, other than restrictions on transfers under applicable securities laws and the LLC Agreement.  Except as set forth on Schedule 3.03, such Seller is not a party to any option, warrant, purchase right, or other Contract that would require such Seller to sell, transfer, or otherwise dispose of any of its Purchased Securities (other than this Agreement and any repurchase rights pursuant to the LLC Agreement or related Equity Award Agreements).  At the Closing, such Seller shall transfer to Buyer good title to all of the Purchased Securities owned by such Seller, free and clear of any Liens or other restrictions on transfer or options, rights of first refusal or similar rights granted in favor of any third party, other than restrictions on transfer under applicable securities laws.

3.04        Sellers’ Broker.

Neither such Seller nor any representatives or Affiliates of such Seller, has incurred any obligation or Liability, contingent or otherwise, for any brokerage or finder’s fee or agent’s commission or other similar payment in connection with this Agreement or the transactions contemplated hereunder.

3.05        Litigation.

There are no Proceedings pending or, to such Seller’s actual knowledge, threatened against such Seller, at law or in equity, or before or by any Governmental Entity, which if determined adversely to such Seller would adversely affect such Seller’s performance under this Agreement or the consummation by such Seller of the transactions contemplated hereby.

3.06        Non-Foreign Status.

Such Seller is not a “foreign person” as defined in Section 1445 of the Code.

3.07        Payment Spreadsheet.

Each Seller acknowledges and agrees that from and after the Closing, such Seller (a) is not entitled to amounts, privileges, ownership interests or other rights in respect of any Purchased Securities other than (i) the respective portion of the Purchase Price hereunder and (ii) any other rights under this Agreement and/or the other Transaction Documents and (b) will have no direct ownership interest in the Company or the Blocker.  Each Seller also acknowledges that the amounts set forth on the Payment Spreadsheet payable to such Seller represent the correct and total amount of the Purchase Price to be paid to such Seller with respect to the Purchased Securities being sold by such Seller hereunder.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES REGARDING COMPANY

As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated under this Agreement, the Company hereby makes the representations and warranties set forth in this Article IV as of the date of this Agreement and as of the Closing Date.  Except for the representations and warranties expressly set forth in this Article IV, the Company does not make any other representation or warranty (either express or implied).

4.01        Organization and Power.

The Company is a limited liability company duly formed, legally existing and in good standing under the laws of the State of Delaware.  The Company is qualified to do business in every jurisdiction in which the nature of its business or the ownership of its property requires it to be qualified (which are set forth on Schedule 4.01), except for any jurisdiction(s) in which the failure to so qualify would not have a Material Adverse Effect on the Company.  The Company has the full limited liability company power necessary to own and operate its properties and carry on the Business as currently conducted by the Company and as proposed to be conducted by the Company prior to Closing.

4.02        Authorization.

The Company has full limited liability company power and authority to execute and deliver this Agreement and all other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.  The Company has duly approved this Agreement and all other Transaction Documents to which it is a party and has duly authorized its execution, delivery and performance of this Agreement and such other Transaction Documents and the performance of its obligations hereunder and thereunder.  This Agreement constitutes, and each of the other Transaction Documents to which the Company is a party will, when executed, constitute, a valid and binding obligation of the Company, enforceable in accordance with their respective terms and conditions, except as enforceability hereof or thereof may be limited by the Remedies Exceptions.

4.03        Capitalization; Subsidiaries.

(a)           All of the authorized, issued and outstanding membership interests of the Company are held of record by the Members and the AIV Fund as indicated on Schedule 4.03(a).  All of such outstanding membership interests have been validly issued and duly authorized.  Other than the membership interests in the Company owned by the Members and, as of the date hereof, the AIV Fund, and except as set forth on Schedule 4.03(a), there are no (i) outstanding equity interests of the Company, or (ii) Contracts, understandings or arrangements, including options, warrants or scripts by which the Company is or may become bound to issue any equity interests of the Company.  Except as set forth on Schedule 4.03(a), the Company is not a party to any option, warrant, purchase right, or other Contract that would require the Company or, to the Knowledge of the Company, any Member to sell, transfer, or otherwise dispose of any equity interests of the Company (other than this Agreement).  Except as set forth on Schedule 4.03(a), there are no voting trusts, proxies, or other agreements with respect to the voting of any equity interests of the Company.

(b)           The Company does not control, directly or indirectly, or have any direct or indirect equity participation in any Person.  There are no Subsidiaries of the Company and the Company does not own or have any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person.

4.04        Absence of Conflicts.

Except as set forth on Schedule 4.04, neither the execution, delivery or performance of this Agreement or any other Transaction Document to which the Company is a party, nor the consummation by the Company of the transactions contemplated hereby or thereby does or will (i) conflict with or result in any breach of any of the provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third party the right to terminate or to accelerate any obligation under, (v) result in the creation of any Lien upon any assets of the Company, or (vi) require any authorization, consent, approval, exemption or other action by or notice to or filing with any Governmental Entity or any other party to a Material Contract, in each case under the provisions of the certificate of formation or operating agreement or resolutions of the Company or any Material Contract or any Law by which the Company or any of its respective assets is affected, or to which the Company or any of its respective assets is subject.

4.05        Financial Statements.

Attached as Schedule 4.05 are true and complete copies of the following (collectively, the “Financial Statements”):  (i) the audited balance sheet of the Company for the last day of, and the related statements of income, cash flows and members’ equity for, its respective fiscal years ending on each of December 31, 2013 and 2012 (the “Audited Financial Statements”), and (ii) the unaudited balance sheets of the Company and the related combined statement of income for the twelve (12)-month period ending on December 31, 2014 (the “Interim Financial

Statements”).  The Financial Statements have been prepared in accordance with GAAP, consistently applied (except, in the case of the Interim Financial Statements, for the absence of footnotes (that, if presented, would not differ materially from those included in the Audited Financial Statements) and normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material)).  The Financial Statements fairly present the financial position of the Company, results of operations and cash flow as of the dates and for the periods specified.  There has been no material change in the accounting methods or practices of the Company since the earliest date covered by the Financial Statements.  No financial statements of any Person (other than the Company) are required by GAAP to be included or reflected in the Financial Statements.  The Company has also Made Available to Buyer copies of all management letters, if any, concerning the accounts of the Company from the Company’s auditors to the Company’s Board of Managers or audit committee thereof during the 36 months prior to the date of this Agreement, together with copies of all responses, if any, thereto.

4.06        Certain Developments.

Since the date of the Interim Financial Statements through the date of this Agreement, except as set forth on Schedule 4.06, (a) there has not been a Material Adverse Effect on the Company, (b) the Company has conducted its businesses in all material respects in the ordinary course of business consistent with past practice, and (c) the Company has not taken any action that would be prohibited pursuant to Section 7.01(a) had such action been taken after the date hereof and prior to the Closing.

4.07        Real Property.

(a)           Leased Properties. Schedule 4.07 sets forth the address of each parcel of Leased Real Property and a true and complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease document).  The Company has Made Available to Buyer a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease.  Except as set forth on Schedule 4.07, with respect to each of the Leases:

(i)            such Lease is legal, valid and binding upon the Company, and, to the Knowledge of the Company, the counterparty thereto, enforceable and in full force and effect, subject to the Remedies Exceptions;

(ii)           the transactions contemplated by this Agreement, the other Transaction Documents, and the consummation of the transactions contemplated hereunder and thereunder do not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect (subject to the Remedies Exceptions) immediately following the Closing;

(iii)          the Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been materially disturbed and, to the Knowledge of the Company, there are no disputes with respect to such Lease;

(iv)          neither the Company nor to the Company’s Knowledge any other party to any Lease is in material breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination or acceleration of rent under such Lease;

(v)           no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full;

(vi)          the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Company or any Seller;

(vii)         the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof nor has the Company agreed or committed to sublease, license or otherwise grant any Person the right to use or occupy such Leased Real Property or any portion thereof;

(viii)        with respect to the operation of the Business at the Leased Real Property, the Company holds all material Permits that are used to operate the Business as currently conducted by the Company and as proposed to be conducted by the Company prior to the Closing at the Leased Real Property and has obtained and maintained the same in compliance in all material respects with all Laws;

(ix)          the Company has not collaterally assigned or granted any other security in such Lease or any interest therein, nor has the Company agreed or committed to collaterally assign or grant any other security in such Lease or any interest therein; and

(x)           there are no Liens on the Company’s interest created by such Lease (other than Permitted Liens).

(b)           Owned Real Property.  The Company does not own any real property.

(c)           Other Real Property.  Other than the Leased Real Property, the Company does not own, use or occupy or have any obligation or Liability with respect to any land, building, structures, improvements, fixtures or other interest in real property.  Except as set forth on Schedule 4.07(c) and except for the Leased Real Property, the Company has not owned or, since January 1, 2012, leased or occupied any real property.  To the Knowledge of the Company, there are no existing conditions or circumstances on, under or in connection with any Leased Real Property which would impair or preclude the use of such Leased Real Property for operation of the Business as currently conducted by the Company and proposed to be conducted by the Company prior to Closing in any material respect and no Leased Real Property is operated pursuant to a “grandfathered use” or other non-conforming use under applicable zoning laws.  With respect to the operation of the Business at the Leased Real Property, to the Knowledge of the Company, there is no pending Proceeding, Law, restriction or moratorium imposed, enacted or threatened, the effect of which would impair the Company’s ability to maintain, immediately after the Closing, any approvals necessary for the operation of the Business as currently conducted by the Company and as proposed to be conducted by the Company prior to the Closing at such Leased Real Property.

4.08        Tax Matters.

Except as set forth on Schedule 4.08:

(a)           The Company has duly and timely filed all material Tax Returns required to be filed by it.  All such Tax Returns are true, complete and correct in all material respects.  All Taxes owed by the Company (whether or not shown on any Tax Return) have been paid.  The Company is not the beneficiary of any extension of time within which to file any Tax Return.  There are no Liens (other than for Taxes not yet due and payable) on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax.

(b)           The Company has timely withheld and paid to the appropriate Taxing Authority all material amounts of Taxes required by any Law to have been withheld and paid to such Taxing Authority in connection with amounts paid or owing to any Person, including all material amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, former employee, partner, independent contractor, creditor, member, Affiliate, customer, supplier or other Person, and all Forms W-2 and 1099 required with respect thereto have been properly completed in all material respects and timely filed.

(c)           There is no material dispute or claim concerning any Tax Liability of the Company claimed or raised by any Taxing Authority in writing delivered to the Company, and, to the Company’s Knowledge (including, for this purpose, the actual knowledge of the officer of the Company that is in charge of, and responsible for, the filing of the Company’s Tax Returns), none is threatened.  Schedule 4.08 lists all United States federal, state, local and non-United States Tax Returns filed by or with respect to the Company for any taxable periods ended on or after December 31, 2009, indicates which of those Tax Returns that have been audited and indicates which of those Tax Returns that currently are the subject of an audit.  The Company has Made Available to Buyer correct and complete copies of all income and all other material Tax Returns filed by, and all examination reports and statements of deficiencies assessed against or agreed to by, the Company since December 31, 2009.  There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitation applicable to the assessment of any Taxes against the Company.  To the Company’s Knowledge, there are no pending or threatened audits or Tax Proceedings for or relating to any Liability in respect of Taxes of the Company.  Since December 31, 2009, no written notice or inquiry has been received by the Company from any jurisdiction in which Tax Returns have not been filed by the Company to the effect that the filing of Tax Returns may be required (or that the Company may otherwise be subject to, or liable for the payment of, Tax) in that jurisdiction.

(d)           The Company is not a party to any Tax allocation, Tax sharing, Tax indemnity or other similar agreement, or other agreement or arrangement with respect to Taxes

(including any closing agreement, gain recognition agreement or other material agreement relating to Taxes with any Taxing Authority).

(e)           The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.  The Company has never been a member of a Relevant Group, and the Company does not have any Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of Law), as a transferee or successor, by Contract (other than Contracts entered into in the ordinary course of business and with respect to which Taxes are not a primary subject matter) or otherwise.  The Company does not own, and has never owned, an interest in any other corporation, partnership or other entity, including an entity the separate existence of which is disregarded for United States federal income tax purposes.

(f)            None of the assets of the Company constitutes tax-exempt bond financed property or tax-exempt use property, within the meaning of Section 168 of the Code.  The Company is not a party to any “safe harbor lease” that is subject to the provisions of Section 168(f)(8) of the Code as in effect prior to the Tax Reform Act of 1986.  None of the assets of the Company is a “section 197(f)(9) intangible” (as defined in Treasury Regulations Section 1.197-2(h)(l)(i) and assuming for this purposes that the transition period ended on August 10, 1993).

(g)           The Company has not agreed, and the Company is not required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise, and the Company has not made any similar election, and the Company is not required to apply any similar rules, under any comparable state, local or foreign Tax provision.  The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) use of the completed contract or percentage of completion method of accounting on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, other than prepaid amounts of the type set forth in the Financial Statements, or (v) closing agreement under Section 7121 of the Code (or other comparable agreement under comparable provisions of Law) entered into on or prior to the Closing Date.

(h)           The Company is not a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code, and the Company has not “participated” in a “listed transaction” within the meaning of Section 1.6011-4 of the Treasury Regulations.

(i)            The amount of the Company’s Liability for unpaid Taxes for all periods ending on or before the date of the Interim Financial Statements does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Interim Financial Statements.  The amount of the Company’s Liability for unpaid Taxes for the period following the end of the period covered by the Interim Financial Statements through the Closing Date has been and will be attributable solely to the operation of the Company in the ordinary course of business.

(j)            The Company (and any predecessor of the Company) has been taxable as a partnership for United States federal income tax purposes at all times since the date of its formation, and no election has been filed to treat the Company as an association taxable as a corporation.

4.09        Material Contracts.

(a)           Generally.  Schedule 4.09(a) lists the following Contracts to which the Company is a party as of the date of this Agreement:

(i)            any Contract (or group of related Contracts with the same counterparty or such counterparty’s Affiliates) for the lease of personal property to or from any Person providing for lease payments in excess of $100,000 per annum;

(ii)           any Contract (or group of related Contracts with the same counterparty or such counterparty’s Affiliates) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of goods or services, the performance of which by its terms extends over a period of more than one year (without giving effect to any automatic extensions thereof) and involves consideration in excess of $250,000 in any 12-month period, in each case, other than Contracts with any Third-Party Payor or nursing agency;

(iii)          any Contract concerning a partnership or joint venture;

(iv)          any Contract (or group of related Contracts with the same counterparty or such counterparty’s Affiliates) under which the Company has created, incurred, assumed, or guaranteed any Indebtedness in excess of $100,000, or under which the Company has expressly allowed any third party to impose a Lien on any of the Company’s assets, tangible or intangible (or any related Proprietary Rights) (other than Permitted Liens);

(v)           any Contract with any employee, independent sales representative or agent of the Company concerning exclusivity, non-solicitation, or non-competition and any agreement restricting the Company from conducting any type of business in any location;

(vi)          any Contract that restricts the Company’s ability to solicit employees of another Person;

(vii)         any Contract listed or required to be listed on Schedule 4.20(a);

(viii)        any Benefit Plan listed or required to be listed on Schedule 4.15(a);

(ix)          any labor or collective bargaining agreement;

(x)           any Contract for the employment of any individual on a full-time, part-time, consulting, or other basis that provides for severance, retention or change in control benefits;

(xi)          any Inbound IP License;

(xii)         any Contract under which the Company has an obligation for any amounts advanced or loaned to any of its managers, officers and employees outside the ordinary course;

(xiii)        any Contract under which the consequences of a default or termination would reasonably be expected to have a Material Adverse Effect;

(xiv)        any Contract under which it has granted any Person any registration rights (including, without limitation, demand and piggyback registration rights);

(xv)         any “take or pay” Contracts with the Company’s independent sales representatives and distributors;

(xvi)        any Contract under which the Company has advanced or loaned any employee or independent sales representative of the Company amounts in the aggregate with respect to such Person, exceeding $10,000;

(xvii)       any Contract with any customer or supplier providing for the payment or receipt by the Company of any material rebate;

(xviii)      any Contract (other than confidentiality agreements or business associate agreements entered into in the ordinary course of business) with any Third-Party Payor under which the Company made payments in excess of $1,000,000 during the 12-month period ended December 31, 2014 or under which the Company reasonably expects, as of the date hereof, to make payments in excess of $1,000,000 during the 12-month period ending December 31, 2015, including the Third-Party Payors listed on Schedule 4.28(a);

(xix)        any Contract with any independent sales representative, manufacturer’s representative, distributor, dealer, broker, sales agency or advertising agency or other Person engaged in sales, distribution or promotional activities of the Business Products, or any Contract to act as one of the foregoing;

(xx)         any Contract that could impose an indemnification obligation against the Company in excess of $100,000 for any Person with respect to Liabilities relating to any current or former business of the Company or any predecessor Person, other than (A) the organizational documents of the Company, or (B) marketing agreements, property leases and other commercial agreements entered into in the ordinary course;

(xxi)        any Contract with a Governmental Entity except for Government Programs;

(xxii)       any Contract that is a power of attorney executed on behalf of the Company;

(xxiii)      any Contract that requires the Company to use any supplier or third party for all or substantially all of the Company’s requirements or needs or requires the Company to provide to other parties “most favored nation” pricing;

(xxiv)     any Contract with a physician, a physician practice, or an employee of a physician practice that is referral source;

(xxv)      any Contract with a patient or patient’s immediate family member that results in any payment by the Company;

(xxvi)     any Contract for the purchase or sale of pharmaceutical products to or from any pharmaceutical manufacturer;

(xxvii)    any Contract for the provision of services by the Company, including sales of Company data, for pharmaceutical manufacturers;

(xxviii)   any Contract with any group purchasing organization; and

(xxix)     any other Contract with any Material Supplier;

(xxx)      any Contract with a nursing agency under which the Company made payments in excess of $1,000,000 during the 12-month period ended December 31, 2014 or under which the Company reasonably expects, as of the date hereof, to make payments in excess of $1,000,000 during the 12-month period ending December 31, 2015;

(xxxi)     each patient-specific letter of agreement (LOA) with a Third-Party Payor under which the Company received payment in excess of $1,000,000 during the 12-month period ended December 31, 2014 or under which the Company reasonably expects, as of the date hereof, to receive payment in excess of $1,000,000 during the 12-month period ending December 31, 2015; and

(xxxii)    any Contract under which the Company provides products or services to a pharmacy for resale to customers of such pharmacy;

in each case, other than those described in any other subsection of this Section 4.09(a)).

(b)           Absence of Breach.  Each of the Contracts that is listed or required to be listed on Schedule 4.09(a) (a “Material Contract”) is in full force and effect as of the date hereof.  Except for (i) Material Contracts that are terminated in accordance with the terms of the Material Contract after the date hereof by the counterparty thereto or (ii) Material Contracts that terminate or expire after the date hereof by their own terms, each Material Contact will be in full force and effect immediately following the Closing Date, subject to the Remedies Exceptions and the third-party consents and waivers described on Schedule 4.04, 4.07(a), and 4.12.  Except as set forth on Schedule 4.09(b), no Material Contract has been materially breached, canceled or repudiated by the Company.  To the Company’s Knowledge, no Material Contract: (i) has been materially breached, canceled or repudiated by any other party thereto, and (ii) as of the date hereof, with respect only to any Material Contracts of the type described in clauses (ii), (xv), (xvii), (xviii), (xxiv), (xxv), (xxvii), (xxviii), (xxx), (xxxi) and (xxxii) of Section 4.09(a), since January 1, 2015, no other party hereto has indicated in writing or, to the Company’s Knowledge, orally to the Company that it will stop or decrease the rate of business done with the Company.  The Company has performed in all material respects all obligations required to be performed by it in connection with the Material Contracts and is not in receipt of any written claim of default under any such Contract.  The Company does not have any present expectation or intention of not fully performing in any material respect any material obligation pursuant to any such Material Contract.

(c)           Copies.  The Company has Made Available to Buyer a true and correct copy or representative form of all written Material Contracts, in each case together with all amendments or other written changes thereto.  Schedule 4.09(a) contains an accurate description of all material terms of all oral Material Contracts that are described or required to be described thereon.

4.10        Proprietary Rights.

(a)           Generally.  Schedule 4.10(a) sets forth a complete and correct list of:  (i) all registered Proprietary Rights owned by the Company, including all pending applications for registration of Proprietary Rights owned or filed by the Company, identifying the Proprietary Rights and whether such Proprietary Right is an owned Proprietary Right, (ii) all material unregistered trademarks, service marks, trade names and logos used by the Company in connection with the Business, (iii) computer software programs owned by the Company, (iv) all material Contracts pursuant to which the Company licenses from, or uses the Proprietary Rights of, any third party (other than COTS Licenses) (“Inbound IP Licenses”) or pursuant to which a third party licenses or uses the Proprietary Rights owned by the Company (other than pursuant to any Contract with any Third-Party Payor entered into in the ordinary course of business), identifying for each: (A) the parties thereunder, (B) the date thereof, and (C) whether the Company is granting or receiving Proprietary Rights thereunder, and (v) all web sites and domain names owned by the Company or used in connection with the Business.  No Seller owns or has any ownership rights with respect to any Proprietary Rights owned or purported to be owned by the Company.

(b)           Ownership; Infringement.  Except as set forth on Schedule 4.10(b), (i) the Company owns and possesses all right, title and interest in and to, or has a valid and enforceable right to use the Proprietary Rights owned by it or used in connection with the Business, free and clear of all Liens (other than Permitted Liens), and the Company has not received written notice from any third party contesting the validity, enforceability, use or ownership of any of the foregoing, and, to the Knowledge of the Company, no such claim has been threatened, (ii) the Company has not received any written notice, or to the Knowledge of the Company, verbal notice of any infringement, violation or misappropriation by, or any conflict with, any third Person with respect to any Proprietary Right owned or licensed by the Company, including any demand or request that the Company license rights from a third Person, (iii) the practice of any patents or methods comprising the Proprietary Rights owned by the Company do not infringe, violate or misappropriate the Proprietary Rights of any third person in the jurisdiction where the Business is currently conducted by the Company or any jurisdiction where the Business is proposed to be conducted by the Company prior to Closing, (iv)  the Company has not infringed, violated, misappropriated or otherwise violated any Proprietary Rights of any third Person, and (v) all of the Company’s rights in and to the Proprietary Rights that are owned by the Company are freely assignable by the Company, including the right to create derivative works thereon.

(c)           Restrictions.  There are no settlements, injunctions, forbearances to sue, consents, coexistence agreements, judgments, or orders or similar obligations to which the Company is a party or is otherwise bound that (i) restrict the rights of the Company to use any Proprietary Rights owned by the Company, or (ii) permit third parties to use any Proprietary Rights owned by the Company, which would otherwise infringe any Proprietary Rights owned by the Company.  The Company has not licensed or sublicensed its rights in any Proprietary Rights to others (except as implied licenses customary in the trade entered into in the ordinary course of business) and no royalties, honoraria or other fees are payable by the Company for the use of, or right to use, any Proprietary Rights of a third party, except pursuant to one or more of the Material Contracts disclosed on Schedule 4.09(a).

(d)           Registrations.  All registrations for Proprietary Rights identified on Schedule 4.10(a) are valid and in full force and effect, and any applications to register any unregistered Proprietary Rights so identified are pending and in good standing.

(e)           Patents and Trademarks.  The Company owns no patents.  All registered trademarks owned or purported to be owned by the Company and included in the Proprietary Rights have been filed in, issued by or registered with the United States Patent and Trademark Office as shown on Schedule 4.10(a), and have been maintained and renewed in accordance with all applicable provisions of Law in the United States.  All such registered and applied for trademarks are in use in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates (with respect to registered trademarks) or applications (with respect to unregistered trademarks for which an application has been filed).  The Company has used commercially reasonable efforts to protect its rights in such registered and material unregistered trademarks.

(f)            Protective Measures.  The Company has taken commercially reasonable actions to protect the confidentiality of all Confidential Information of the Company, including any trade secrets included in the Company’s Proprietary Rights, including requiring all employees and contractors having access thereto to execute written non-disclosure agreements substantially similar in all material respects to the forms Made Available to Buyer or to be subject to fiduciary or professional obligations of confidentiality.  No Confidential Information or trade secrets have been disclosed by the Company or authorized to be disclosed by the Company to any third person in the absence of such non-disclosure obligation, except where the failure to secure such an obligation would not have a Material Adverse Effect; and, to the Company’s Knowledge, no third Person that is a party to any non-disclosure agreement with the Company is in breach or default of such non-disclosure obligation.  To the Knowledge of the Company, no Confidential Information or trade secrets of the Company have been improperly disclosed by another Person. To the Knowledge of the Company, no third party is misappropriating, infringing or otherwise violating any material Proprietary Rights of the Company, and no such claims are pending against any third party.

(g)           Assignments.  Except as set forth on Schedule 4.10(g), the Company has secured valid written assignments of all assignable Proprietary Rights owned or purported to be owned by the Company from all current and former employees or contractors who have contributed to the creation or development of the Proprietary Rights owned or purported to be owned by the Company.

(h)           Personal Information.  The Company is in compliance in all material respects with all applicable Laws concerning the privacy and/or security of personal information, including “protected health information,” (as defined by HIPAA) and “personally identifiable information” (as defined by relevant state law, if any) collected in connection with the Business (collectively, “Personal Information”).  The Company has taken commercially reasonable actions to protect, safeguard and maintain the privacy and security of all Personal Information in the possession of the Business, whether in written or electronic form, to the extent required by Law.

4.11        Systems.

(a)           The Company’s pharmacy management software system and any other information technology software and systems material to the operation of the Business (i) are sufficient for the purposes for which they are used in the Business as currently conducted by the Company and proposed to be conducted prior to Closing, and (ii) operate and perform in all material respects in accordance with their documentation and all functional specifications as necessary for the operation of the Business as currently conducted by the Company and proposed to be conducted by the Company prior to the Closing.

(b)           To the Knowledge of the Company, all computer and telephone systems used by the Company in the conduct of the Business as currently conducted by the Company (i) are free from all material defects in design, workmanship and materials and (ii) operate and perform in all material respects in accordance with their written documentation and functional specifications as necessary in the Business of the Company as currently conducted by the Company.

4.12        Governmental Licenses and Health Care Permits.

Schedule 4.12 sets forth a complete list of all Health Care Permits issued to or held by the Company.  All fees and charges due and owing with respect to such Health Care Permits have been paid in full and each such Health Care Permit is current and unencumbered with no history of any form of material disciplinary action taken against it by any Governmental Entity.  Except as set forth on Schedule 4.12, the Company has all licenses or Health Care Permits required to operate the Business, no loss or expiration of any such Health Care Permit is pending, or, to the Company’s Knowledge, threatened (including as a result of the transactions contemplated by this Agreement or the Transaction Documents) other than by reason of expiration in accordance with the terms thereof.  The Company is, and at all times since January 1, 2009 has been, in compliance in all material respects with such Health Care Permits.

4.13        Employees.

(a)           Since the date of the Interim Financial Statements, no key employee or key independent contractor of the Company and no group of key employees or key independent contractors of the Company has notified the Company in writing or, to the Company’s Knowledge, orally of any plans to terminate his or its employment or relationship with the Company.  Schedule 4.13(a) lists any executive, key employee or key independent contractor whose employment or relationship with the Company terminated between

December 31, 2013 and the date of this Agreement.  As used herein, “key employee” means any employee of the Company whose total cash compensation is greater than $200,000 on an annualized basis; and “key independent contractor” means any individual independent contractor of the Company whose annualized payments from the Company are greater than $200,000.

(b)           To the Company’s Knowledge, the Company has complied in all material respects with all applicable Laws relating to the employment of personnel and labor, including, but not limited to, the Fair Labor Standards Act, the Age Discrimination in Employment Act, the Americans with Disabilities Act, Title VII of the Civil Rights Act of 1964, the Equal Pay Act, the Occupational Safety and Health Act, the National Labor Relations Act, the Family Medical Leave Act, the Worker Adjustment Retraining and Notification Act of 1988 (“WARN”), the Immigration Reform and Control Act of 1986, and any other federal, state or local Laws (all, as amended) relating to equal employment opportunity, affirmative action, harassment,  discrimination, retaliation, employee benefits, plant closing and mass layoff, occupational safety and health, immigration, workers’ compensation, classification of employees and independent contractors, wages, work hours, the employment of persons who are not citizens or lawful permanent residents of the United States and the documentation and recordkeeping of employees’ identity and work authorization.  Except as disclosed on Schedule 4.13(b), no employee of the Company has any agreement regarding his or her employment, other than an agreement for at-will employment.

(c)           Except as disclosed on Schedule 4.13(c), since January 1, 2012, the Company has not: (i) been bound by or entered into any Contract or collective bargaining agreement with any labor organization or other employee representative of any employees of the Company, except as disclosed on Schedule 4.09(a), (ii) experienced any strike, work stoppage, or lockout, and none has been threatened in writing, or, to the Company’s Knowledge, orally, (iii) been the subject of any grievance, unfair labor practice claim, charge of discrimination, or other material employee or labor dispute, (iv) to the Company’s Knowledge, been the subject of any organizational effort made or threatened by or on behalf of any labor union with respect to employees of the Company, except as related to the collective bargaining agreements, if any, disclosed on Schedule 4.09(a), or (v) leased any employees.  The Company has satisfied any notice or bargaining obligation it may have under any Law or collective bargaining agreement to any employee representative.

(d)           Except as disclosed on Schedule 4.13(d), there are no outstanding rights or obligations relating to workers compensation, unemployment compensation and/or other similar obligation to employees or independent contractors of the Company other than to the extent required or provided by Law.

(e)           Schedule 4.13(e) sets forth the name, title or position, citizenship and the annual cash compensation (including salary, hourly rate, bonuses and commissions) as of December 31, 2014 for each individual engaged by the Company as an employee or individual independent contractor whose annual cash compensation (including salary, hourly rate, bonus and commissions) from the Company exceeded $100,000 in 2014, on an annualized basis or whose annual salary is expected to exceed $100,000 in 2015.

(f)            Since January 1, 2012, the Company has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of WARN, or any similar state or local law, or issued any notification of a plant closing or mass layoff required by WARN, or any similar state or local law.

(g)           Except as set forth on Schedule 4.13(g), since January 1, 2012, the Company has not received written notice of any claims with any Governmental Entity against the Company asserted by any present or former employee of the Company, including claims related to misclassification of employees or independent contractors or any violation of any statute, ordinance or regulation relating to minimum wages, maximum hours at work, occupational health and safety and/or employment discrimination or harassment or retaliation.

(h)           The Company: (i) has taken reasonable steps to properly classify and treat all of its workers as independent contractors or employees, as appropriate; (ii) has taken reasonable steps to properly classify and treat all of its employees as “exempt” or “nonexempt” from overtime requirements, as appropriate, under applicable Laws; and (iii) is not delinquent in any payments to, or on behalf of, any current or former employee or independent contractor for amounts required to be reimbursed or otherwise paid.

4.14        Immigration Matters.

Except as set forth on Schedule 4.14:

(a)           To the Company’s Knowledge, the Company has properly utilized Form I-9 to verify the identity and work authorization status of each of its employees in compliance with the Immigration and Nationality Act, as amended, the Immigration Reform and Control Act of 1986, as amended, and related promulgating regulations.  No employee of the Company presented any temporary work authorization document at the time of hire that is presently or at any future date will be subject to I-9 re-verification.

(b)           No employee of the Company is employed under an H-1B, L-1A or L-1B visa, or any other employer-petitioned non-immigrant U.S. work authorization.

(c)           The Company is not petitioning for employment-based lawful permanent residence status on behalf of any employee of the Company and the Company has not filed any Application for Alien Employment Certification (ETA Form 750), Application for Permanent Employment Certification (ETA Form 9089), or any Form I-140 (Immigrant Petition for Alien Workers) that remains pending.

(d)           Schedule 4.14 contains a list and description of any written correspondence received by the Company from any Person or Governmental Entity since January 1, 2012 questioning the validity of the social security number of any employee of the Company.

4.15        Employee Benefit Plans.

(a)           Schedule 4.15(a) contains a complete and correct list of each Benefit Plan.

(b)           Each Benefit Plan (and each related trust, insurance contract, or fund) has been maintained, funded and administered in all material respects in accordance with the terms of such Benefit Plan and the terms of any applicable collective bargaining agreement and complies in all material respects in form and in operation with the applicable requirements of ERISA, the Code and other applicable Laws.

(c)           Neither the Company nor any ERISA Affiliate maintains, sponsors, contributes to, or has ever maintained, sponsored or contributed to, or has or had any obligation to contribute to, or has or had any Liability or potential Liability under or with respect to, any (i) Multiemployer Plan, (ii) a plan described in Section 413 of the Code, (iii) any Employee Pension Benefit Plan subject to Code Sections 412, 430 or 4971, ERISA Section 302 or 303 or Title IV of ERISA, or otherwise has or had any Liability or potential Liability under Title IV of ERISA or (iv) a “multiple employer welfare arrangement” within the meaning in Section 3(40) of ERISA.  There is no Lien pursuant to ERISA Sections 303(k) or 4068 or Code Sections 412(n) (as in effect prior to its repeal) or 430(k) in favor of, or enforceable by the Pension Benefit Guaranty Corporation or any other entity with respect to any of the assets of the Company.  No cash or bond or other amount is payable by the Company or any ERISA Affiliate to the Pension Benefit Guaranty Corporation pursuant to Section 4062(e) of ERISA.

(d)           All required reports and descriptions (including, but not limited to, Form 5500 annual reports, summary annual reports, and summary plan descriptions) with respect to each Benefit Plan have been properly and timely filed and/or distributed to participants and other applicable individuals in accordance with the applicable requirements of ERISA, the Code or any other applicable Law.

(e)           Neither the Company nor any ERISA Affiliate maintains, sponsors, contributes to or has any obligation to contribute to, or has any Liability or potential Liability with respect to, any Employee Welfare Benefit Plan providing health or life insurance or other welfare-type benefits for current or future retired or terminated employees (or any spouse or other dependent thereof) other than in accordance with COBRA.  The requirements of COBRA have been met in all material respects with respect to each Employee Welfare Benefit Plan maintained by the Company or any ERISA Affiliate that is subject to COBRA.

(f)            The Company has complied in all material respects with the applicable requirements of HIPAA and HITECH that apply to each Benefit Plan that is an Employee Welfare Benefit Plan.

(g)           Except as set forth on Schedule 4.15(g), all contributions (including, but not limited to, all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA, the Code or any other applicable Law to each Benefit Plan that is an Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date that are not yet due have been made to each such Employee Pension Benefit Plan or properly accrued.  All premiums or other payments that are due for all periods ending on or before the Closing Date have been paid with respect to each Benefit Plan that is an Employee Welfare Benefit Plan.

(h)           Each Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) is the subject of a current favorable determination letter or may properly rely on an opinion or advisory letter issued by the Internal Revenue Service with respect to such Employee Pension Benefit Plan, and to the Company’s Knowledge nothing has occurred since the date of such determination, opinion or advisory letter that would reasonably be expected to adversely affect the qualified status of any such Employee Pension Benefit Plan.  All such Employee Pension Benefit Plans have been timely amended for the requirements of any applicable interim Tax legislation.

(i)            Since January 1, 2012, there have been no Prohibited Transactions with respect to any Benefit Plan that would result in any material Liability to the Company and, to the Company’s Knowledge, no fiduciary as defined in ERISA Section 3(21) has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Benefit Plan.  No Proceeding with respect to the administration or the investment of the assets of any Benefit Plan (other than routine claims for benefits) is pending or, to the Company’s Knowledge, threatened and, to the Company’s Knowledge, there is no basis for any such Proceeding.

(j)            Except as set forth on Schedule 4.15(j), (i) the Company is not obligated under the Benefit Plans (including, but not limited to, any nonqualified deferred compensation plan or arrangement) or otherwise to pay any separation, severance, termination, retention or similar benefit as a result of any transactions contemplated by this Agreement or solely as a result of a change in control or ownership within the meaning of Section 280G of the Code and (ii) neither the execution of this Agreement, nor the consummation of the transactions contemplated by this Agreement, will increase the amount of benefits otherwise payable under any Benefit Plan or result in the acceleration of the time of payment, funding or vesting of any such benefits.

(k)           With respect to each Benefit Plan the Company has Made Available to Buyer correct and complete copies of the plan documents (including amendments and individual agreements relating thereto), and, to the extent applicable, the most recent summary plan descriptions and summaries of material modifications, the most recent favorable determination letter, or opinion letter or advisory letter received from the Internal Revenue Service, the Form 5500 Annual Reports (including all schedules thereto) with all applicable attachments for the last three plan years, and all related trust agreements, insurance contracts, and other funding arrangements, including any collective bargaining agreements, that implement each such Benefit Plan, the most recent financial statements and valuation statements for each such Benefit Plan, and the coverage and nondiscrimination testing results for the last three Benefit Plan years.  Except as may be required by applicable Law, the Company is not obligated to establish a new Benefit Plan, or to amend a Benefit Plan to increase the amount of benefits provided under such Benefit Plan, or to amend a Benefit Plan to change the eligibility rules for such Benefit Plan.

(l)            Except as required by any Law or the terms of the applicable Benefit Plan, no provision or condition exists that would prevent the Company from terminating or amending any Benefit Plan at any time for any reason.

(m)          The terms of each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code and the regulations thereunder) meet, and each such Benefit Plan has been operated in accordance with, the requirements of Sections 409A(a)(2), (a)(3), and (a)(4) of the Code and any U.S. Department of Treasury or Internal Revenue Service guidance issued thereunder and no amount under any such Benefit Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(b) of the Code, and no assets of the Company have been directly or indirectly set aside in a trust or other arrangement described in Section 409A(b)(1) of the Code or are, or have been, subject to a “financial health” trigger described in Section 409A(b)(2) of the Code.  The Company does not have any actual or potential obligation to reimburse or otherwise “gross-up” any Person for the interest or additional Tax set forth under Section 409A(a)(1)(B) of the Code.

4.16        Third-Party Payor Participation.

(a)           Except as set forth on Schedule 4.16(a), the Company is, and at all times since January 1, 2009 has been, (i) qualified for participation in or with all commercial or private payor programs (collectively, the “Commercial Payors”), all Medicare, Medicaid and CHAMPUS/TRICARE programs with which it participates (collectively, the “Government Programs”, together with Commercial Payors and Out of Network Payors, the “Third-Party Payors”) from which Company receives payments or reimbursements, (ii) in possession of a current and valid provider contract with such Third-Party Payors, except for Out of Network Payors, and (iii) in compliance in all material respects with applicable conditions of participation and coverage in such Third-Party Payor programs. There is neither pending, nor, to the Company’s Knowledge, threatened, any Action under the Third-Party Payor programs involving the Company.  The Company has made available to Buyer true and complete copies of all Government Program survey reports since January 1, 2011, and all plans of correction, if any, which the Company was required to submit in response to such surveys, and all such plans of correction have been accepted by the applicable Government Program and all have been or are in the process of being implemented.  The Company’s billing practices for all Third-Party Payors are in compliance in all material respects with applicable Health Care Law and material billing requirements of such Third-Party Payors.  The Company has not billed or received any payment or reimbursement in excess of amounts allowed by Health Care Law or any Third-Party Payor, other than as adjusted in the ordinary course of business or in connection with any routine audit or post-payment review by such Third-Party Payor that is resolved in compliance with applicable Health Care Law.  Schedule 4.16(a) sets forth a complete listing, as of the date hereof, of all such adjustments since January 1, 2012 in the ordinary course of business or in connection with any routine audit or post-payment review that have resulted in an adjustment that exceeded $500,000 with respect to a single Third-Party Payor or part of a comprehensive audit process by multiple Third-Party Payors in the aggregate.

(b)           The Company has, since January 1, 2009: (i) timely filed all reports and billings required to be filed with respect to any Third-Party Payor (all of which are complete and accurate in all material respects), and (ii) paid, caused to be paid, attempted to pay or provided a credit for any undisputed refunds, overpayments, discounts, or adjustments that have become due pursuant to such reports and billings, in each case, in the ordinary course of business, and except as would not exceed the aggregate reserves reflected in the Company’s financial statements.

4.17        Compliance Program.

(a)           Since January 1, 2009, the Company has maintained a compliance program that complies in all material respects with applicable Health Care Laws and compliance program guidance in effect from time to time issued by the Office of Inspector General (“OIG”) designed to promote compliance with applicable Health Care Laws and ethical standards, to improve the quality and performance of operations, and to detect, prevent, and address violations of legal or ethical standards applicable to its operations (the “Compliance Program”).  The Company is, and has been since January 1, 2009, engaged in activities to monitor and maintain compliance in all material respects with the terms of its Compliance Program.

(b)           The Company, upon hiring or engagement and once a year thereafter searches the OIG’s List of Excluded Individuals/Entities and all other websites or databases of Governmental Entities to the extent required by Health Care Law or Contract, to confirm that its employees, independent contractors, consultants and other Persons providing any services under any Contracts are not currently excluded, debarred or otherwise ineligible to participate in the Government Programs.  Except as set forth on Schedule 4.17(b), as of the date of this Agreement, no employee, contractor, manager, officer or agent engaged by the Company and who is subject to the exclusion, debarment and eligibility provisions of applicable Law has been excluded, debarred or is otherwise ineligible to participate in any Government Programs pursuant to such Laws.  Additionally, the Company has not received written notice that (i) any Person providing healthcare services to the Company, or (ii) any employee or individual contractor of the Company, in either case of (i) or (ii) is charged with or has been convicted of a criminal offense related to the provision of health care items or services.

(c)           The Company (i) is not and, since January 1, 2009, has not been a party to any deferred prosecution agreement with any Governmental Entity, (ii) since January 1, 2009, has not been subject to reporting obligations pursuant to any settlement agreement entered into with any Governmental Entity, (iii) to the Company’s Knowledge, since January 1, 2009, has not been the subject of any Government Program investigation conducted by any Governmental Entity, (iv) since January 1, 2009, has not been a defendant in any qui tam/False Claims Act litigation, and (v) since January 1, 2009, has not been served with or received any search warrant, subpoena, civil investigation demand, contact letter from any Governmental Entity.

(d)           All employees and independent contractors of the Company that provide healthcare services under any Contract or in the operation of the Business as currently conducted by the Company and as proposed to be conducted by the Company prior to the Closing that requires, as a condition precedent to the rendering of the service, the obtaining of a license or other legal authorization issued by a Governmental Entity, are and have been properly licensed or otherwise legally authorized by a Governmental Entity to perform the service in the state or jurisdiction in which the service is being performed during the period such employee or independent contractor has been providing healthcare services for the

Company.  All applicable employees, contractors and service providers are, and since the date of engagement by the Company have been in compliance in all material respects with the terms of such licenses or authorizations.

4.18        HIPAA and Compliance With Health Care Laws.

The Company is a “Covered Entity” (as defined in HIPAA) and is in compliance in all material respects with HIPAA and HITECH, including but not limited to having written agreements in effect as required by HIPAA with all of its Business Associates (as defined by HIPAA). When acting as a Business Associate, the Company has in effect agreements that satisfy all of the requirements of HIPAA, such agreements permit the Company to operate the Business as currently conducted and as proposed to be conducted by the Company prior the Closing Date, and the Company is not in material breach of any such agreements.  The Company has in place policies necessary to comply with HIPAA and has performed a thorough assessment of the potential risks and vulnerabilities to the confidentiality, integrity, and availability of electronic Protected Health Information (as defined by HIPAA) held by the Company in accordance with 45 C.F.R. 164.308(a)(1)(ii)(A).  The Company is currently submitting, receiving and handling or capable of submitting, receiving and handling the transactions that have been standardized pursuant to HIPAA in material compliance with the HIPAA transaction standards.  The Company has not received any written or, to the Company’s Knowledge, oral complaints or notices of investigation or claims from any Governmental Entity (including without limitation inquiries or other communications from the United States Department of Health and Human Services Office for Civil Rights) regarding the Company’s uses or disclosures of, individually identifiable health-related information.  With regard to individually identifiable health-related information, the Company has no Knowledge of any non-permitted use or disclosure, breach of a Business Associate or confidentiality agreement, security incident (other than immaterial incidents that did not result in a disclosure of Protected Health Information) or breach (each as determined by reference to HIPAA or state law, as applicable) by, or involving the systems of, the Company or by any of its agents or employees or contractors.  The Company is, and at all times since the later of January 1, 2009 and the date compliance became required has been, in compliance in all material respects with all applicable Health Care Laws related to reporting to individuals, the media, any Governmental Entities or others, as applicable, breaches, involving individually identifiable information, data loss or identity theft.  Except as set forth on Schedule 4.18, (i) the Company and each of its independent contractors, agents, employees, managers and officers has, since January 1, 2009, complied, in all material respects, with and is in compliance in all material respects with all applicable Health Care Laws while such Person has been providing healthcare services to the Company, and (ii) since January 1, 2009, the Company has not received any written subpoenas, demands or other notices from any Governmental Entity alleging any violation of, or any obligation to take remedial action under, any applicable Health Care Law. The Company has filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations, and other documents, together with any amendments required to be made thereto, required to be filed with any Governmental Entity under applicable Health Care Law, and has paid all fees, assessments due and payable in connection therewith, except for any such filing that would not result in a material Liability to the Company.  Except as set forth on Schedule 4.18, as of the date of this Agreement, the Company is not, directly or indirectly, subject (nor since January 1, 2009 has the Company been subject) to any Proceeding by any Governmental Entity or to any other allegation that the

Company has materially violated the regulations of any such Governmental Entity or made a false statement or omission to any Governmental Entity, including those related to government procurement.

4.19        Compliance with Laws.

(a)           Except as set forth on Schedule 4.19, the Company and each of its independent contractors, agents, employees, managers and officers has, since January 1, 2012, complied, in all material respects, with and is in compliance with all applicable Laws, and, since January 1, 2012, the Company has not received any written subpoenas, demands or other notices from any Governmental Entity alleging any material violation of, or any obligation to take remedial action under, any applicable Law or Permit.

(b)           Except as set forth on Schedule 4.19, the Company and each of its independent contractors, agents, employees, managers and officers has, since January 1, 2009, complied, in all material respects, with and is in compliance in all material respects with all applicable Laws while such Person has been providing services to the Company, and, since January 1, 2009, the Company has not received any written subpoenas, demands or other notices from any Governmental Entity alleging any violation of, or any obligation to take remedial action under, any applicable Law. The Company has filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations, and other documents, together with any amendments required to be made thereto, required to be filed with any Governmental Entity under applicable Law, and has paid all fees, assessments due and payable in connection therewith, except for any such filing that would not result in a material Liability to the Company.  Except as set forth on Schedule 4.19, as of the date of this Agreement, the Company is not, directly or indirectly, subject (nor since January 1, 2009 has the Company been subject) to any Proceeding by any Governmental Entity or to any other allegation that the Company has materially violated the regulations of any such Governmental Entity or made a false statement or omission to any Governmental Entity, including those related to government procurement.

This Section 4.19 shall not apply to Health Care Laws.

4.20        Affiliate Transactions.

Other than as listed on Schedule 4.20, as of the date hereof, no Seller and no Affiliate of any Seller or of the Company (a) is a party to any Contract or transaction with the Company (other than in such Person’s capacity as an employee or equity holder of the Company), or (b) has any material interest in or owns any material asset, tangible or intangible, which is used in the Business of the Company.

4.21        Environmental Matters.

Except as set forth on Schedule 4.21:

(a)           Regulatory Compliance.  The Company has, since January 1, 2012, complied in all material respects with and is in compliance in all material respects with all, and has no material Liabilities under any, Environmental Requirements.

(b)           Permits.  The Company has, since January 1, 2012, complied in all material respects with and is in compliance in all material respects with all permits, licenses and other authorizations that are required pursuant to Environmental Requirements for the occupation of its facilities and the operation of the Business as currently conducted by the Company and proposed to be conducted by the Company prior to the Closing Date (“Environmental Permits”) and, to the extent required prior to the Closing Date, timely and complete applications have been or will be made for renewal, extension, or reissuance to the Company of all such Environmental Permits, and the Company has not received any written notice or, to the Company’s Knowledge, oral notice that would lead it to believe that any Environmental Permit may not be renewed, extended or reissued to the Company in due course and as requested without the imposition of additional cost or penalty.  Schedule 4.21 contains a list of all such Environmental Permits.

(c)           Notices.  The Company has not received any written or, to the Company’s Knowledge, unwritten notice, claim, complaint, citation, report or other information regarding any actual or alleged violation of Environmental Requirements or any Liabilities or potential Liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations and any request for information with respect to any investigation or clean-up of Hazardous Substances, arising under Environmental Requirements relating to the Company or the Business as currently conducted by the Company and as proposed to be conducted by the Company prior to the Closing Date, nor is there any Proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company or the Business as conducted by the Company at law or in equity before a court or administrative agency relating to a violation of any Environmental Requirement.

(d)           Real Property.  None of the following exists or has, since January 1, 2012, existed to the Company’s Knowledge, at the Leased Real Property or any other real property that the Company has owned or leased since January 1, 2012: (i) underground storage tanks, (ii) asbestos or asbestos-containing materials, (iii) materials or equipment containing polychlorinated biphenyls, (iv) landfills, surface impoundments, or disposal areas, or (v) subject to the exceptions in the following two sentences, Hazardous Substances.  Hazardous Substances may exist in cleaning solutions and agents used or previously used for janitorial services at the Leased Real Property and in pesticides, herbicides or fertilizers used for routine pest control and lawn maintenance at the Leased Real Property.  In addition, vehicles at the Leased Real Property and lawn equipment used or previously used at the Leased Real Property contain petroleum products.

(e)           Release of Substances.  Since January 1, 2012, the Company has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any Hazardous Substance at the Leased Real Property or at any other location in a manner that has given rise to or is likely to give rise to material Liabilities, including any material Liability for response costs, corrective action costs, personal injury, property damage, natural resource damages or attorney fees, pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, the Solid Waste Disposal Act, as amended, or any other Environmental Requirement.  To the Company’s Knowledge, none of the Leased Real Property is contaminated by any Hazardous Substance.

(f)            Operations.  To the Company’s Knowledge, no facts, events or conditions relating to the Company or the past or present assets, facilities, properties or operations of the Company will prevent, hinder or limit continued compliance with Environmental Requirements, give rise to any investigatory, remedial or corrective obligations pursuant to Environmental Requirements, or give rise to any other Liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental Requirements, including any Environmental Requirement relating to onsite or offsite release or threatened release of Hazardous Substances, personal injury, property damage or natural resources damage.

(g)           Transaction-Triggered Requirements.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will impose any obligations for site investigation or cleanup, or notification to or consent of Governmental Entity or any other Person, pursuant to any so-called “transaction-triggered” or “responsible property transfer” Environmental Requirement.

(h)           Liability for Others.  The Company has not, either expressly or by operation of Law, assumed or undertaken any Liability or corrective or remedial obligation of any other Person relating to Environmental Requirements.

(i)            Environmental Liens.  To the Company’s Knowledge, no Environmental Lien has attached to any of the Leased Real Property.

(j)            Environmental Reports.  The Company has Made Available to Buyer true and correct copies of all environmental reports, audits, assessments, and investigations, and all other material environmental documents, in the Company’s possession and relating to the Company, the Leased Real Property, any other real property owned or used by the Company, or the Business or any of the Company’s predecessors.

4.22        Tangible Assets.

(a)           Except as set forth on Schedule 4.22(a), the Company owns or leases, free and clear of Liens (other than Permitted Liens), all machinery, equipment, and other tangible assets used in the conduct of the Business as currently conducted by the Company and as proposed to be conducted by the Company prior to the Closing Date.

(b)           Each such tangible asset is free from material defects (patent and latent),  is in good operating condition and repair (subject to normal wear and tear), and is suitable in all material respects for the purposes for which it presently is used and currently is proposed to be used by the Company prior to the Closing.

(c)           There is no material property or obligations of the Company, including uncashed checks to vendors, customers or employees (but excluding non-refunded overpayments or unclaimed subscription balances), that is escheatable or payable to any Governmental Entity under any applicable escheatment or abandoned property Law.

4.23        Undisclosed Liabilities.

Except as disclosed on Schedule 4.23, the Company does not have any material Liability, whether absolute, contingent, accrued or otherwise, that is required by GAAP to be reflected or reserved against on the Company’s financial statements, except for (i) Liabilities set forth in the Financial Statements (including any notes thereto) (ii) Liabilities which have arisen after the date of the Interim Financial Statements in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was cause by any breach of Contract, breach of warranty, tort, environmental matter, infringement of Proprietary Rights or violation of Law); (iii) liabilities that will be included in the computation of Closing Cash, Net Working Capital, Closing Indebtedness and/or the Purchase Price; (iv) the Sellers’ Expenses; and (v) any liabilities incurred with the prior written consent of Buyer in accordance with this Agreement.

4.24        Notes and Accounts Receivable.

All notes and accounts receivable of the Company recorded on the books and records of the Company are valid receivables (subject to the reserves and credits set forth on the books and records of the Company), and, to the Company’s Knowledge, such notes and accounts receivable are not subject to setoffs or counterclaims (except for such reserves and credits set forth on the books and records of the Company).  Except as set forth on Schedule 4.24 or as included in such reserves and credits, no obligor under any note or account receivable of the Company has notified the Company in writing or, to the Company’s Knowledge, orally that it does not intend to pay any such note or account receivable.

4.25        Powers of Attorney.

Except as set forth on Schedule 4.25, there are no outstanding powers of attorney executed on behalf of the Company.

4.26        Insurance.

Schedule 4.26 sets forth the following information with respect to each insurance policy (including policies providing property, vehicle, casualty, Liability, and workers’ compensation coverage and bond and surety arrangements and insurance certificates) to which the Company is a party or a named insured:

(a)           the name, address, and telephone number of the agent;

(b)           the name of the insurer, the name of the policyholder, and the name of each covered insured; and

(c)           the policy number and the period of coverage.

Current certificates of insurance for each such insurance policy have been Made Available to Buyer.  Except as set forth on Schedule 4.26, with respect to each such insurance policy: (A) the policy is legal, valid, binding, enforceable, and in full force and effect, (B) neither the Company nor to the Company’s Knowledge any other party to the policy is in material breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default by the Company or to the Company’s Knowledge any other party to the policy, or permit termination, modification, or acceleration, under the policy, and (C) no party to the policy has repudiated any provision thereof.  The Company makes no representation or warranty that any policy set forth on Schedule 4.26 will continue to be legal, valid, binding, enforceable, and in full force and effect following the consummation of the Closing and the transactions contemplated in connection therewith.

4.27        Service Liability Claims.

(a)           Except as set forth on Schedule 4.27(a), there are no outstanding Service Liability Claims in excess of $50,000.

(b)           Except (i) as set forth on Schedule 4.27(b), (ii) for conditions or warranties implied or imposed by any applicable Law, or (iii) for representations and warranties substantially similar to those contained in any Material Contract, the Company has not given any warranty or made any written representation in respect of the Business Products.

4.28        Third-Party Payors.

(a)           Schedule 4.28(a) lists each of the top 30 Third-Party Payors of the Company (the “Material Third-Party Payors”) measured by dollar value of revenue received from such Material Third-Party Payor for the 12-month period ended as of the last day of the period covered by the Interim Financial Statements.

(b)           Except as set forth on Schedule 4.28(b), since January 1, 2014 through the date of this Agreement, no Material Third-Party Payor has (x) has stopped or materially decreased, or (y) to the Company’s Knowledge, notified the Company in writing or, to the Company’s Knowledge, orally that such Material Third-Party Payor intends to stop or materially decrease the rate of purchasing goods or services from the Company.  As of the date of this Agreement, since January 1, 2014, to the Company’s Knowledge, there has not been any actual or threatened material adverse change in the business relationship of the Company with any Material Third-Party Payor.

4.29        Suppliers.

(a)           Schedule 4.29(a) lists each of the top 15 suppliers of the Company (the “Material Suppliers”) measured by the aggregate dollar amount of purchases of vendor product by the Company from such Material Supplier for the 12-month period ended as of the last day of the period covered by Interim Financial Statements.

(b)           Except as set forth on Schedule 4.29(a), since January 1, 2014 through the date of this Agreement, no Material Supplier has (x) stopped or materially decreased, or (y) to the Company’s Knowledge, notified the Company in writing or, to the Company’s Knowledge, orally that such Material Supplier intends to stop or materially decrease the rate of supplying materials, products or services to the Company.  As of the date of this Agreement, since January 1, 2014, to the Sellers’ or Company’s Knowledge, there has not been any actual or threatened material adverse change in the business relationship of the Company with any Material Supplier.

4.30        Officers and Managers.

Schedule 4.30 lists all officers and managers of the Company.

4.31        Bank Accounts.

Schedule 4.31 lists each bank account (designating each authorized signatory and the level of each signatory’s authorization) of the Company.

4.32        Litigation.

Schedule 4.32 lists all Proceedings to which the Company, or to the Knowledge of the Company, any Seller, manager, officer or employee of the Company is a party that currently is pending, was settled or adjudicated since January 1, 2012, was settled more than three years ago  but with respect to which the Company has any material unsatisfied Liability, or that, to the Knowledge of the Company, is threatened against the Company or any such Person, in each case relating to or affecting the Company or its business, operations or assets.  Schedule 4.32 sets forth, with respect to each matter disclosed on such schedule (i) the parties, (ii) the nature of dispute, (iii) the relief sought (including the approximate amount of damages or other relief sought, to the extent known), (iv) the status of dispute, and (v) the extent to which the Company reasonably expects insurance to cover the relief.  No matter disclosed on Schedule 4.32, if decided or settled unfavorably to the Company, would reasonably be expected to prevent or adversely affect the consummation of the transactions contemplated under this Agreement, result in any transactions contemplated under this Agreement being declared unlawful or rescinded or have a Material Adverse Effect on the Company.

4.33        Books and Records.

(a)           The books of account and other records of the Company that have been Made Available to Buyer are correct in all material respects, represent actual, bona fide transactions.

(b)           The Company has at all times maintained complete and correct records of all issuances and transfers of its equity interests.  At the Closing, all minute books and records will be in the possession of the Company and located at the principal office of the Company.

4.34        Company Broker.

There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement and the other documents contemplated hereunder based on any arrangement or agreement made by or on behalf of the Company or any Seller.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES RELATING TO THE BLOCKER

As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated under this Agreement, the B-Fund hereby makes the representations and warranties set forth in this Article V as of the date of this Agreement and as of the Closing Date.  Except for the representations and warranties expressly set forth in this Article V, B-Fund does not make any other representation or warranty (either express or implied).

5.01        Organization and Power.

The Blocker is a corporation duly organized, lawfully existing and in good standing under the laws of the State of Delaware.  The Blocker is qualified to do business in every jurisdiction in which the nature of its business or the ownership of its property requires it to be qualified, except for any jurisdiction(s) in which the failure to so qualify would not have a Material Adverse Effect on the Blocker.  The Blocker has the full corporate power necessary to own and operate its properties and carry on its business as currently conducted and as currently proposed to be conducted prior to Closing. The copies of the Blocker’s certificate of incorporation and by-laws, each as amended to date, which have been Made Available to Buyer, are complete and correct copies thereof and have been Made Available to Buyer.

5.02        Authorization.

No other proceedings or actions on the part of the Blocker are necessary to approve and authorize the Blocker’s execution and delivery of this Agreement or any other Transaction Documents to which the Blocker is a party or the performance of the Blocker’s obligations hereunder or thereunder.  This Agreement constitutes, and each of the other Transaction Documents hereunder to which the Blocker is a party will, when executed, constitute a valid and binding obligation of the Blocker, enforceable in accordance with their terms, except for the Remedies Exceptions.

5.03        Absence of Conflicts.

Neither the execution, delivery or performance of this Agreement or any other Transaction Document to which the Blocker is a party, nor the consummation by the Blocker of the transactions contemplated hereby or thereby does or will: (i) conflict with or result in a breach of any of the provisions of, (ii) constitute a default under, (iii) result in the violation of, (iv) give any third party the right to terminate or to accelerate any obligation under, or (v) require any consent, order, approval, authorization or other action of, or any filing with or notice to, any Governmental Entity or other Person, in each case under the provisions of any Contract to which the Blocker is bound or by which it or any of its assets are affected, or any Law to which the Blocker is subject.

5.04        Capitalization; Subsidiaries.

(a)           As of the date hereof and immediately prior to the consummation of the Reorganization, all of the authorized, issued and outstanding capital stock of the Blocker is held of record by the Blocker Sellers as set forth on Schedule 5.04.  All of such outstanding shares of Blocker Stock have been validly issued and are fully paid and non-assessable.  Other than the Blocker Stock or as set forth on Schedule 5.04, there are no (i) outstanding equity interests of the Blocker, or (ii) Contracts, commitments, understandings or arrangements, including options, warrants or scripts by which the Blocker is or may become bound to issue any equity interests of the Blocker.  The Blocker is not a party to any option, warrant, purchase right, or other Contract or commitment (other than this Agreement) that would require the Blocker or any Blocker Seller to sell, transfer, or otherwise dispose of any Blocker Stock.  There are no voting trusts, proxies, or other agreements with respect to the voting of any Blocker Stock.

(b)           Other than limited partnership interests of the AIV Fund (as of the date hereof) and membership interest of the Company (following the Reorganization), the Blocker does not own (and has never owned) and does not have any right (and has never had any right) to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person.

5.05        No Business Activities.

Except for matters related to its formation and its ownership of (i) prior to the Reorganization, the limited partnership interests of the AIV Fund and (ii) after giving effect to the Reorganization, its share of the Company’s membership interests, the Blocker has never conducted any business and has never owned, leased or used any asset other than such limited partnership interests (as of the date hereof) and such membership interests held by the Blocker (following the Reorganization) and shall have no Liabilities as of the Closing Date.  The sole business activity of the AIV Fund since its inception has consisted of matters related to its formation and its ownership of its share of the Company’s membership interests prior to the Reorganization, and it has not undertaken any business, commercial or other operations not otherwise relating thereto or arising therefrom. Neither the Blocker nor the AIV Fund has or shall, prior to the Closing, incur any fees or expenses, payable to outside accountants, investment bankers, brokers, finders or other advisors, professionals or consultants incurred in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, in connection with the negotiation, preparation and execution of this Agreement and the other agreements and documents contemplated hereby, the performance of its obligations hereunder and thereunder, and the consummation of the transactions and other agreements contemplated by this Agreement, in each case, that will not otherwise be paid at or prior to the Closing.

5.06        Taxes.

(a)           All representations and warranties regarding Taxes made with respect to the Company in Section 4.08 (other than in Section 4.08(i) and, in the case of Blocker, in Section 4.08(j)) shall apply equally to each of the Blocker and, as of the date of this Agreement, the AIV Fund mutatis mutandis, provided, however, that references therein to Schedule 4.08 shall be replaced with Schedule 5.06.

(b)           The Blocker has not had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(c)                                  Except for the closing of the transactions contemplated by this Agreement, the Blocker has not experienced an “ownership change” as defined in Section 382(g) of the Code, and Sections 382, 383 and 384 of the Code currently have no effect on the Blocker.

(d)                                 The Blocker is not a party to any agreement, Contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Law) (including any payment required to be made in connection with the transactions contemplated hereby).

ARTICLE VI.
REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to the Company and the Sellers to enter into this Agreement and to consummate the transactions contemplated hereunder, Buyer makes the representations and warranties set forth in this Article VI as of the date of this Agreement and as of the Closing Date.

6.01                        Organization and Power.

Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Michigan and is qualified to do business in every jurisdiction in which the execution, delivery and performance of its obligations under this Agreement requires it to be so qualified.  Buyer has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and the other documents contemplated hereunder to which Buyer is a party.

6.02                        Authorization.

Except as otherwise set forth on Schedule 6.02, no other proceedings or actions on the part of Buyer are necessary to approve and authorize Buyer’s execution and delivery of this Agreement or any other document contemplated hereunder to which Buyer is a party or the performance of Buyer’s obligations hereunder or thereunder.  This Agreement constitutes, and each of the other documents contemplated hereunder to which Buyer is a party will, when executed, constitute a valid and binding obligation of Buyer, enforceable in accordance with their terms, except as enforceability hereof may be limited by the Remedies Exceptions.  No vote of the holders of Lion Stock or other securities is necessary (under applicable Law, the rules and regulations of the New York Stock Exchange or otherwise) for Buyer to perform its obligations under this Agreement or to consummate the transactions pursuant to this Agreement.

6.03                        Absence of Conflicts; No Default.

(a)                                 Neither the execution, delivery and performance of this Agreement or any other Transaction Document by Buyer, nor the consummation by Buyer of the transactions contemplated hereby or thereby does or will: (i) conflict with or result in a breach of any of the provisions of, (ii) constitute a default under, (iii) result in the violation of, (iv) give any third party the right to terminate or to accelerate any obligation under, or (v) require any consent, order, approval, authorization or other action of, or any filing with or notice to, any Governmental Entity or other Person, in each case under the provisions of any Contract to which Buyer is bound or by which it or any of its assets is affected, or any Law to which Buyer is subject.

(b)                                 None of Buyer or any of its Subsidiaries is (i) in default, breach or violation of any of its organizational documents or (ii) in material default, breach or violation of any material provision of any material contract to which it is bound or by which it or any of its assets are affected. Without limiting the generality of the foregoing, there does not exist any “default” or “event of default” (in each case as defined in any such agreement) or any default under any other credit or financing agreement to which Buyer or any of its Subsidiaries is bound or by which it or any of its assets is affected.

6.04                        Buyer’s Broker.

There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement and the other documents contemplated hereunder based on any arrangement or agreement made by or on behalf of Buyer.

6.05                        Capitalization.

(a)                                 The issuance, sale and delivery of the Lion Stock Consideration and the Contingent Payment consisting of Lion Stock in accordance with this Agreement, have been duly authorized by all necessary corporate action on the part of Buyer.  The Lion Stock Consideration and the Contingent Payment consisting of Lion Stock, when so issued, sold and delivered in accordance with the provisions of this Agreement, will be duly and validly issued and non-assessable and shall not be subject to any preemptive rights, rights of first refusal, or any other restrictions on transfer other than restrictions under the Buyer Exchange Documents and under applicable Law.  The number of authorized but unissued and unreserved shares of Lion Stock is greater than or equal to the number of shares of Lion Stock Consideration and Contingent Stock Consideration to be issued to the Sellers pursuant to this Agreement.

(b)                                 The capitalization of Buyer as of September 30, 2014 was as set forth on Buyer’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2014, as filed with the SEC on November 10, 2014, as amended on November 25, 2014.  As of the date of this Agreement, except as set forth in the Buyer SEC Documents (as defined below), Buyer has not issued any capital stock since September 30, 2014, except pursuant to the Diplomat Pharmacy, Inc. 2014 Omnibus Incentive Plan.  Except as set forth in the Buyer SEC Documents and except for compensatory stock options issued in the ordinary course of business, as of the date of this Agreement, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Buyer capital stock, or Contracts by which Buyer or any of its Subsidiaries is or may become bound to issue additional shares of Buyer capital stock.

6.06                        SEC Documents.

Since October 9, 2014, Buyer has filed with, or furnished to, the SEC, all reports, schedules, forms, statements and other documents required to be filed or furnished by Buyer under the Securities Act and the Exchange Act (the foregoing materials, including the exhibits and documents incorporated by reference, being collectively referred to as the “Buyer SEC Documents”) on a timely basis.  As of their respective dates, the Buyer SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, and as of their respective dates and except as amended or supplemented prior to the date hereof, none of the Buyer SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.07                        Financial Statements.

The financial statements of Buyer included in the Buyer SEC Documents (the “Buyer Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP, except as may be otherwise specified in such financial statements or their notes and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of Buyer and its consolidated Subsidiaries as of and for the dates of such financial statements and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments.  Except as disclosed in the Buyer SEC Documents, neither Buyer nor any of its Affiliates has any material Liability, whether absolute, contingent, accrued or otherwise, that is required by GAAP to be reflected or reserved against on the Buyer Financial Statements, except for (i) Liabilities set forth in the Buyer Financial Statements (including any notes thereto) or (ii) Liabilities which have arisen after the date of the Buyer Financial Statements in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was cause by any breach of Contract, breach of warranty, tort, environmental matter, infringement of Proprietary Rights or violation of Law). Since October 9, 2014, (a) there has not been a Material Adverse Effect on Buyer and (b) Buyer has conducted its businesses in all material respects in the ordinary course of business consistent with past practice.

6.08                        Listing and Maintenance Requirements.

The Lion Stock Consideration and the Contingent Payment consisting of Lion Stock are registered pursuant to Section 12(b) of the Exchange Act, and Buyer has taken no action designed to, or which, to Buyer’s Knowledge, is likely to have the effect of, terminating the registration of the Lion Stock Consideration or such Contingent Payment under the Exchange Act nor has Buyer received any written notification that the SEC is contemplating terminating such registration.  Buyer has not, since October 9, 2014, received written notice to the effect that Buyer is not in material compliance with the listing or maintenance requirements of the New York Stock Exchange.  Buyer is in compliance with all such listing and maintenance requirements of the New York Stock Exchange.  The issuance and listing on the New York Stock Exchange of the Lion Stock Consideration and the Contingent Payment consisting of Lion Stock issued pursuant to this Agreement requires no further approvals other than a Supplemental

Listing Application, which will be required to be filed in order to comply with New York Stock Exchange rules.

6.09                        Financial Ability.

The Buyer understands that the Buyer’s obligations hereunder are not in any way contingent or otherwise subject to (a) the consummation of any financing arrangements or obtaining the Financing or any other financing or (b) the availability of the Financing or any other financing to Buyer or any of its Affiliates.  The Buyer has delivered to the Seller’s Representative a true, complete and correct (and fully executed) copy of a debt commitment letter (the “Debt Commitment Letter”) dated as of the date hereof, between Lender and Buyer, pursuant to which Lender has committed to provide or cause to be provided debt financing to Buyer in connection with the transactions contemplated hereby (such debt financing, the “Financing”).  The aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Debt Commitment Letter is sufficient to allow Buyer to consummate the transactions contemplated hereby, including payment of the full Closing Cash Purchase Price and all other obligations of Buyer required to be satisfied at or following the Closing.  As of the date hereof, the Debt Commitment Letter (together with the ancillary documents referenced therein or delivered to the Company) constitutes the only agreement entered into between Lender and/or its Affiliates and Buyer and/or its Affiliates with respect to the financing arrangements contemplated thereby.  The Debt Commitment Letter is not subject to any contingency or condition of any kind whatsoever related to the funding of the full amount of the financing contemplated by the Debt Commitment Letter (including any “market flex” provisions or similar provisions affecting the structure, pricing, maturity, amortization or any other terms) other than as set forth in the Debt Commitment Letter.  The Debt Commitment Letter is in full force and effect, constitutes the legal, valid and binding obligations of Buyer and, to Buyer’s Knowledge, the other parties thereto, and has not been modified or amended in any respect, and the respective commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded.  Neither Buyer nor any of its Affiliates is in breach of the Debt Commitment Letter, nor does Buyer or any of its Affiliates have Knowledge of any breach of the Debt Commitment Letter by any of the other parties thereto.  To Buyer’s Knowledge, neither Buyer nor any other party to the Debt Commitment Letter will be unable to satisfy on a timely basis any of the conditions that are required to be satisfied by it or such other party as a condition to the obligations under the Debt Commitment Letter prior to the expiration thereof.  Buyer has paid in full any and all commitment fees and/or other fees required to be paid on or prior to the date hereof under the terms of the Debt Commitment Letter and will pay when due all other commitment fees and/or other fees required to be paid under the terms of the Debt Commitment Letter.

6.10                        Solvency.

Both before and after giving effect to the transaction contemplated by this Agreement: (i) the fair value of the consolidated assets of Buyer (on a stand-alone basis), and of Buyer and its Subsidiaries (taken as a whole), exceed their respective liabilities; (ii) Buyer (on a stand-alone basis) does not, and Buyer and its Subsidiaries (taken as a whole) do not, have unreasonably small capital; and (iii) Buyer (on a stand-alone basis), and Buyer and its Subsidiaries (taken as a whole), will be able to pay their respective liabilities as they mature or otherwise become due.

6.11                        No Other Agreements.

Except for the agreements expressly contemplated hereby or set forth on Schedule 6.11, none of Buyer or any of its Affiliates has any other agreements, arrangements or understandings with any Seller in respect of the transactions contemplated hereby or by the other Transaction Documents.

6.12                        Litigation.

There are no Proceedings pending or, to Buyer’s Knowledge, threatened against Buyer, at law or in equity, or before or by any Governmental Entity, which if determined adversely to Buyer would adversely affect Buyer’s performance under this Agreement or the consummation by Buyer of the transactions contemplated hereby.

6.13                        Healthcare Matters.  For purposes of this Section 6.13, the term “Buyer” shall include Buyer and each of its Subsidiaries.

(a)                                 Third-Party Payor Participation.

(i)                                     Buyer is, and at all times since January 1, 2009 has been, (A) qualified for participation in or with all Commercial Payors and all Government Programs from which Buyer receives payments or reimbursements, (B) in possession of a current and valid provider contract with such Third-Party Payors, except for Out of Network Payors, and (C) in compliance in all material respects with applicable conditions of participation and coverage in such Third-Party Payor programs, except as would reasonably be expected to result in a Buyer Material Adverse Effect. There is neither pending, nor, to Buyer’s Knowledge, threatened, any Action under the Third-Party Payor programs involving Buyer that would reasonably be expected to result in a Buyer Material Adverse Effect.  All plans of correction, if any, which Buyer was required to submit in response to such surveys, and all such plans of correction have been accepted by the applicable Government Program and all have been or are in the process of being implemented.  Buyer’s billing practices for all Third-Party Payors are in compliance in all material respects with applicable Health Care Law and material billing requirements of such Third-Party Payors.  Buyer has not billed or received any payment or reimbursement in excess of amounts allowed by Health Care Law or any Third-Party Payor, other than as adjusted in the ordinary course of business or in connection with any routine audit or post-payment review by such Third-Party Payor that is resolved in compliance with applicable Health Care Law.

(ii)                                  Buyer has, since January 1, 2009: (A) timely filed all reports and billings required to be filed with respect to any Third-Party Payor (all of which are complete and accurate in all material respects), and (B) paid, caused to be paid, attempted to pay or provided a credit for any undisputed refunds, overpayments, discounts, or adjustments that have become due pursuant to such reports and billings, in each case, except as would reasonably be expected to result in a Buyer Material Adverse Effect.

(b)                                 Compliance Program.

(i)                                     Since January 1, 2009, Buyer has maintained a compliance program that complies in all material respects with applicable Health Care Laws and compliance program guidance in effect from time to time issued by the OIG designed to promote compliance with applicable Health Care Laws and ethical standards, to improve the quality and performance of operations, and to detect, prevent, and address violations of legal or ethical standards applicable to its operations.  Buyer is, and has been since January 1, 2009, engaged in activities to monitor and maintain compliance in all material respects with the terms of such compliance program.

(ii)                                  Buyer, upon hiring or engagement and once a year thereafter searches the OIG’s List of Excluded Individuals/Entities and all other websites or databases of Governmental Entities to the extent required by Health Care Law or Contract, to confirm that its employees, independent contractors, consultants and other Persons providing any services under any Contracts are not currently excluded, debarred or otherwise ineligible to participate in the Government Programs.  As of the date of this Agreement, no employee, contractor, manager, officer or agent engaged by Buyer and who is subject to the exclusion, debarment and eligibility provisions of applicable Law has been excluded, debarred or is otherwise ineligible to participate in any Government Programs pursuant to such Laws.  Additionally, Buyer has not received written notice that (i) any Person providing healthcare services to Buyer, or (ii) any employee or individual contractor of Buyer, in either case of (i) or (ii) is charged with or has been convicted of a criminal offense related to the provision of health care items or services.

(iii)                               Buyer (i) is not or, since January 1, 2009, has not been a party to any deferred prosecution agreement with any Governmental Entity, (ii) since January 1, 2009, has not been subject to reporting obligations pursuant to any settlement agreement entered into with any Governmental Entity, (iii) to the Buyer’s Knowledge, since January 1, 2009, has not been the subject of any Government Program investigation conducted by any Governmental Entity, (iv) since January 1, 2009, has not been a defendant in any qui tam/False Claims Act litigation, and (v) since January 1, 2009, has not been served with or received any search warrant, subpoena, civil investigation demand, contact letter from any Governmental Entity, in each case, except as would reasonably be expected to result in a Buyer Material Adverse Effect.

(iv)                              All employees and independent contractors of Buyer that provide healthcare services under any Contract or in the operation of the Buyer’s business as currently conducted by Buyer and as proposed to be conducted by Buyer prior to the Closing that requires, as a condition precedent to the rendering of the service, the obtaining of a license or other legal authorization issued by a Governmental Entity, are and have been properly licensed or otherwise legally authorized by a Governmental Entity to perform the service in the state or jurisdiction in which the service is being performed during the period such employee or independent contractor has been providing healthcare services for Buyer.  All applicable employees, contractors and service providers are, and since the date of engagement by Buyer have been in compliance in all material respects with the terms of such licenses or authorizations.

(c)                                  HIPAA and Compliance With Health Care Laws.  Buyer is a “Covered Entity” (as defined in HIPAA) and Buyer is in compliance in all material respects with HIPAA and HITECH, including but not limited to having written agreements in effect as required by HIPAA with all of its Business Associates (as defined by HIPAA). When acting as a Business Associate, Buyer has in effect agreements that satisfy all of the requirements of HIPAA, such agreements permit the Buyer or such Affiliate to operate its business as currently conducted and as proposed to be conducted by Buyer prior the Closing Date, and Buyer is not in material breach of any such agreements.  Buyer has in place policies necessary to comply with HIPAA and has performed a thorough assessment of the potential risks and vulnerabilities to the confidentiality, integrity, and availability of electronic Protected Health Information (as defined by HIPAA) held by Buyer in accordance with 45 C.F.R. 164.308(a)(1)(ii)(A).  Buyer is currently submitting, receiving and handling or capable of submitting, receiving and handling the transactions that have been standardized pursuant to HIPAA in material compliance with the HIPAA transaction standards.  Buyer has not received any written or, to Buyer’s Knowledge, oral complaints or notices of investigation or claims from any Governmental Entity (including without limitation inquiries or other communications from the United States Department of Health and Human Services Office for Civil Rights) regarding Buyer’s uses or disclosures of, individually identifiable health-related information.  With regard to individually identifiable health-related information, Buyer has no Knowledge of any non-permitted use or disclosure, breach of a Business Associate or confidentiality agreement, security incident (other than immaterial incidents that did not result in a disclosure of Protected Health Information) or breach (each as determined by reference to HIPAA or state law, as applicable) by, or involving the systems of, Buyer or by any of its agents or employees or contractors.  Buyer is, and at all times since the later of January 1, 2009 and the date compliance became required has been, in compliance in all material respects with all applicable Health Care Laws related to reporting to individuals, the media, any Governmental Entities or others, as applicable, breaches, involving individually identifiable information, data loss or identity theft.  Buyer and each of its independent contractors, agents, employees, managers and officers has, since January 1, 2009, complied, in all material respects, with and is in compliance in all material respects with all applicable Health Care Laws while such Person has been providing healthcare services to Buyer, and (ii) since January 1, 2009, Buyer has not received any written subpoenas, demands or other notices from any Governmental Entity alleging any violation of, or any obligation to take remedial action under, any applicable Health Care Law, except as would reasonably be expected to result in a Buyer Material Adverse Effect. Buyer has filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations, and other documents, together with any amendments required to be made thereto, required to be filed with any Governmental Entity under applicable Health Care Law, and has paid all fees, assessments due and payable in connection therewith, except for any such filing that would not result in a material Liability to Buyer.  As of the date of this Agreement, Buyer is not, directly or indirectly, subject (nor since January 1, 2009 has Buyer been subject) to any Proceeding by any Governmental Entity or to any other allegation that Buyer has materially violated the regulations of any such Governmental Entity or made a false statement or omission to any Governmental Entity, including those related to government procurement, except as would reasonably be expected to result in a Buyer Material Adverse Effect.

ARTICLE VII.
PRE-CLOSING COVENANTS

7.01                        Conduct of the Business Pending Closing.

During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 10.01 (the “Interim Period”), except as required by Law, as expressly contemplated by this Agreement, as set forth on Schedule 7.01 or with the prior consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, the Company shall (i) carry on its Business in the ordinary course in all material respects, (ii) use commercially reasonable efforts consistent with past practice to maintain its business organization intact, to keep available (without any requirement to provide additional compensation other than annual increases in the ordinary course of business) the services of its current officers and employees and to preserve, in all material respects, its relationships and goodwill with customers, suppliers, licensors, business partners, employees and others having material business relations with it and (iii) terminate the employment or other business relationship of any employee, contractor, manager, officer or agent engaged by the Company and who is subject to the exclusion, debarment and eligibility provisions of applicable Law and has been so excluded, debarred or is otherwise ineligible to participate in any Government Programs pursuant to such Laws during the Interim Period.  Without limiting the generality of the foregoing, except as required by Law, as expressly contemplated by this Agreement or as set forth on Schedule 7.01, the Company shall not, during the Interim Period, without the prior consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, do any of the following:

(a)                                 sell, lease, transfer, or assign any of its material assets, tangible or intangible (including Proprietary Rights) other than inventory sold for a fair consideration in the ordinary course of business;

(b)                                 enter into any Contract (or series of related Contracts with the same counterparty or such counterparty’s Affiliates) or Permit (or series of related Permits), either (i) involving more than $250,000 on an annualized basis (individually or in the aggregate with respect to such counterparty or such counterparty’s Affiliates), or (ii) outside the ordinary course of business and  having a stated value of more than $100,000 on an annualized basis (individually or in the aggregate with respect to such counterparty or such counterparty’s Affiliates);

(c)                                  enter into any material Contract with any Governmental Entity or accelerate, terminate, modify, or cancel any material Contract with any Governmental Entity to which the Company is a party or by which it is bound;

(d)                                 enter into any Contract (or series of related Contracts with the same counterparty or such counterparty’s Affiliates) with any Related Person or Affiliate of the Company or any Selling Party outside the ordinary course of business, that will not otherwise be terminated at or prior to the Closing;

(e)                                  waive any right of material value to the Company;

(f)                                   accelerate, terminate (other than in accordance with its terms), materially modify, or cancel any Contract (or series of related Contracts with the same counterparty or such counterparty’s Affiliates) involving more than $50,000 on an annualized basis to which the Company is a party or by which it is bound;

(g)                                  expressly allow any third party to impose any Lien (other than Permitted Liens) upon any of the Company’s assets, tangible or intangible (including any Proprietary Rights);

(h)                                 make any capital expenditure (or series of related capital expenditures) involving more than $50,000;

(i)                                     make any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and such acquisitions);

(j)                                    issue any note, bond, or other debt security or create, incur, assume, or guarantee any Indebtedness, other than (i) accrued interest or borrowings under any Contract with respect to Indebtedness listed on a Schedule to this Agreement and (ii) capital leases with an aggregate dollar amount not to exceed $250,000;

(k)                                 delay or postpone the payment of accounts payable and other Liabilities outside the ordinary course of business;

(l)                                     declare, set aside, or pay any non-cash dividend or make any non-cash distribution with respect to its equity interests;

(m)                             enter into any employment Contract with any executive-level employee or any collective bargaining agreement, written or oral, grant any material salary, wage or severance or other similar obligation to any executive-level employee of the Company that materially increases the Company’s liabilities to such employee or materially modify the terms of any such existing Contract or agreements;

(n)                                 adopt, amend, modify or terminate any Benefit Plan (other than annual renewals thereof in the ordinary course of business), any profit sharing, incentive, severance, policy, program or arrangement or any other Contract or commitment for the benefit of any of its current or former directors, officers, independent contractors and employees for any amounts that are not otherwise included as a Sellers’ Expense hereunder;

(o)                                 pay, or commit to pay (whether or not in writing), any severance, termination, retention, change in control or similar payment to any current or former employee, independent contractor or director (regardless of whether such severance, termination, retention, change in control or similar payment has been paid pursuant to any Benefit Plan) other than pursuant to the terms of a Contract listed on Schedule 4.09(a) or that will otherwise be paid in full by the Company prior to or at the Closing;

(p)                                 make any Tax election, adopt or change any accounting method or policy (whether or not for Tax purposes), file any amended Tax Return, consent to or enter into any closing agreement or similar agreement with any Taxing Authority, consent to or settle or compromise any Tax claim or assessment or take any position inconsistent with past practice on any Tax Return;

(q)                                 make or grant any bonus or any wage, salary or compensation increase in excess of $10,000 per year (on an individual basis) to any employee, manager or independent contractor, except (i) pursuant to the express terms of any Contract which is described on Schedule 4.09(a) or (ii) in connection with the hiring of non-executive level employees in the ordinary course of business;

(r)                                    transfer, assign or grant any license or sublicense of any rights under or with respect to any Proprietary Right other than in the ordinary course of business;

(s)                                   fail to (i) maintain insurance policies in effect as of the date hereof, and (ii) in the event of material casualty, loss or damage, to any material assets of the Company, repair or replace such assets with assets of comparable quality;

(t)                                    change its accounting policies and practices as in effect on the date of the latest Audited Financial Statements except as required by Law or GAAP or change its fiscal year;

(u)                                 amend its certificate of formation or operating agreement or similar governing documents in a manner than would, or would reasonably be expected to, prevent or delay the consummation of this Agreement or the transactions contemplated hereby or could reasonably be expected to create any additional Liability upon the Company following the Closing, or Buyer or their respective Affiliates; and

(v)                                 agree or commit (whether or not in writing) to do any of the foregoing.

7.02                        Access and Investigation; Confidentiality.

(a)                                 During the Interim Period, and upon reasonable advance notice received from Buyer, the Company shall (i) afford Buyer and its agents and representatives (collectively, the “Buyer Group”), reasonable access, during regular business hours, to the Company’s properties, senior management, facilities, contracts, books and records, and other documents and data, (ii) furnish to the Buyer Group copies of all such contracts, books and records, and other existing documents and data that the Buyer Group may reasonably request in connection with the consummation of the Transactions, (iii) furnish the Buyer Group with any such additional financial, operating and other relevant data and information as the Buyer Group may reasonably request in connection with the consummation of the Transactions, (iv) otherwise cooperate in connection with such requests for access and documentation and (v) provide Buyer with reasonable access to the Company’s senior level employees and pharmaceutical suppliers listed on Schedule 7.02(a) (the “Pharmaceutical Suppliers”) at such times and in the manner as mutually agreed to by Buyer and the Company; provided that in each case of clauses (i) through (v) above, (A) such rights of access, delivery information and documentation, cooperation and assistance (collectively, “Access Rights”) shall be exercised in a manner that does not unreasonably or materially interfere with the operations, activities and employees of the Company and shall be in compliance with all applicable Laws and (B) such Access Rights would not violate the terms of any agreement to which the Company is bound, (C) such access or disclosure would not jeopardize any attorney-client or other privilege, and (D) all arrangements for Access Rights shall at all times be managed by and conducted through those representatives of the Company identified by the Company.  Without limiting the generality of the foregoing, neither Buyer nor its representatives shall disclose to any third party any information that is Personal Information unless the individual(s) to whom that Personal Information pertains has consented in writing to that disclosure.

(b)                                 During the Interim Period, the Confidentiality Agreement shall remain in full force and effect and Buyer and its Affiliates and representatives shall continue to comply with the provisions of the Confidentiality Agreement.  All information Made Available to Buyer and its Affiliates and representatives and any information provided or obtained as a result of Access Rights granted pursuant to Section 7.02(a) shall be subject to such confidentiality agreement as “Evaluation Material” thereunder.

7.03                        Required Approvals.

(a)                                 During the Interim Period, each of Buyer and the Company shall cooperate and use commercially reasonable efforts to obtain all third-party consents required in connection with the transactions contemplated hereby as set forth on Schedule 7.03.

(b)                                 As promptly as practicable after the date of this Agreement, the Company shall make, or cause to be made, all filings required by Law to be made by it in order to consummate the transactions contemplated hereby.  The Company also shall cooperate with Buyer and its representatives with respect to all filings that Buyer is required to make and that are listed on Schedule 7.03, in connection with the transactions contemplated hereby.  In furtherance thereof, the Company shall cooperate with Buyer and shall use reasonable best efforts to file required Notification and Report Forms under the HSR Act with the Federal Trade Commission (the “FTC”) and the Department of Justice (“DOJ”) as promptly as practicable following the date of this Agreement (but in no event later than six Business Days from and after the date hereof), shall use reasonable best efforts to obtain early termination of the waiting period under the HSR Act, and shall respond as promptly as practicable to all requests or inquiries received from the FTC or DOJ for additional documentation or information.  The Company shall bear its own costs for filing and other fees payable to Governmental Entities.

(c)                                  As promptly as practicable after the date of this Agreement, Buyer shall make, or cause to be made, all filings required by Law to be made by it in order to consummate the transactions contemplated hereby.  Buyer also shall fully cooperate with the Company and its representatives with respect to all filings the Company is required by Law to make.  In furtherance thereof, Buyer shall cooperate with the Company and shall use reasonable best efforts to file required Notification and Report Forms under the HSR Act with the FTC and DOJ as promptly as practicable following the date of this Agreement (but in no event later than six (6) Business Days from and after the date hereof), shall use reasonable best efforts to obtain early termination of the waiting period under the HSR Act, and shall respond as promptly as practicable to all requests or inquiries received from the FTC or DOJ for additional documentation or information.  Buyer shall bear its own costs for filing and other fees payable to Governmental Entities, including the filing fee under the HSR Act.  Buyer shall take any and all commercially reasonable actions necessary to obtain any necessary approval from any Governmental Authority responsible for merger control, antitrust or competition Law or to prevent the initiation of any lawsuit under any merger control, antitrust or competition Law or to prevent the entry of any judgment that would otherwise make the consummation of the transactions contemplated by this Agreement unlawful; provided, however, that, notwithstanding the foregoing or anything contained herein to the contrary, in no event shall Buyer or any of its Affiliates be required to propose, negotiate, commit to or effect (by consent decree, hold separate order or otherwise): (i) any sale, divesture, transfer, disposition or holding separate (through the establishment of a trust or otherwise) of any assets, properties or businesses of Buyer, the Company or their respective Affiliates; (ii) any termination, modification or extension of existing relationships or contractual rights or obligations of Buyer, the Company or their respective Affiliates; (iii) any change or modification of any course of conduct, or otherwise make any commitment (to any Governmental Authority or otherwise), regarding future operations or business of Buyer, the Company or their respective Affiliates’, or (iv) any other change or restructuring with respect to Buyer, the Company or their respective Affiliates. Notwithstanding anything contained herein to the contrary, the parties acknowledge and agree that all obligations of the parties with respect to the HSR Act or any other merger control, antitrust or competition Law are set forth in this Section 7.03.

7.04                        Notification.

(a)                                 During the Interim Period, Buyer or the Company, as the case may be (either such party, the “Disclosing Party”), shall reasonably promptly notify the other party in writing (the “R&W Notification”) if, during the Interim Period, the Disclosing Party becomes aware of (i) any fact or condition that causes or constitutes a breach of any of the representations and warranties of the Disclosing Party made as of the date of this Agreement, or (ii) the occurrence after the date of this Agreement of any fact or condition that would or be reasonably likely to cause or constitute a breach of any such representation or warranty of the Disclosing Party had that representation or warranty been made as of the time of the occurrence of, or following the Disclosing Party’s discovery of, such fact or condition (in either case, (i) or (ii), a “New Matter”).  Unless the existence of any New Matters set forth in any R&W Notification would cause the failure of a condition set forth in Section 9.02 to be satisfied, Buyer shall have no right to terminate this Agreement pursuant to Article X based on such New Matters, provided that Buyer may make a claim in respect of such New Matters following the Closing to the extent permitted under Article XII.

(b)                                 During the Interim Period, Buyer or the Company, as the case may be, shall notify the other party of the occurrence of any breach of any covenant by such party in this Article VII (other than the covenants or obligations of the Company or Buyer, as the case may be, set forth in this Section 7.04) such that the condition in Section 9.01(b) (with respect to Buyer) or the condition in Section 9.02(b) (with respect to the Company) would not be satisfied.  No notification under this Section 7.04(b) shall be required with respect to matters consented to in writing by Buyer pursuant to Section 7.01 or the actual taking of actions contemplated by Schedule 7.01.

(c)                                  The parties agree that for all purposes hereunder, the covenants contained in Section 7.04(a) and 7.04(b) shall not be considered for purposes of determining whether the condition in Section 9.01(b) or Section 9.02(b) are satisfied.

7.05                        No Negotiation. During the Interim Period, the Sellers and the Company shall not, and shall cause the directors, employees, representatives and agents of the Sellers and the Company not to, directly or indirectly, solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or otherwise enter into any agreement with, any Person (other than Buyer or any of its Affiliates) relating to any merger, consolidation, business combination or similar transaction involving the Company or Blocker or the sale of the business or assets of the Company (excluding the sale of inventory in the ordinary course of business) or Blocker, or the sale of any capital stock or any equity interest of the Company of Blocker.  The Company and the Sellers shall notify Buyer of any such inquiry or proposal within 48 hours of receipt or awareness.

7.06                        Pre-Closing Financial Statements and Consents(a).    During the Interim Period, the Company shall deliver to Buyer within 25 days after the end of each month a copy of the unaudited monthly financial statements of the Company as of the end of such month and for the fiscal period then ended prepared in a manner and containing information consistent with the Company’s accounting practices and procedures in connection with the preparation of the Interim Financial Statements.  The Company will consent, and use its reasonable best efforts to obtain the consent of any accounting firm of the Company whose consent is required to provide its consent, for the inclusion of the Financial Statements and the Audited Financial Statements in any filing of Buyer required by the Securities Act or the Exchange Act or in any bank information memorandum, private placement memorandum or offering memorandum reasonably requested by Buyer.

7.07                        Reasonable Best Efforts. During the Interim Period, Sellers, Buyer and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to cause all of the conditions precedent to the Company’s and the Sellers’ obligations set forth in Section 9.01 and Buyer’s obligations set forth in Section 9.02, respectively, to be satisfied, to the extent that such party’s action or inaction can control or influence the satisfaction of such conditions.  Without limiting the generality of the foregoing, (a) prior to the Closing, Buyer shall file a Supplemental Listing Application with respect to the Lion Stock Consideration and the Contingent Shares to be issued in Lion Stock in compliance with New York Stock Exchange rules and within the deadlines required by the New York Stock Exchange with respect thereto and (b) at the Closing, Buyer shall cause its transfer agent to issue to the Sellers the Lion Stock Consideration in accordance with the terms of the Subscription Agreements.

7.08                        Blocker Covenants. During the Interim Period, except as required by Law, the Blocker shall not conduct any commercial business and will not own, lease or use any asset or incur any liability or obligation of any nature other than with respect to its ownership of the AIV Fund or otherwise in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

7.09                        Financing Assistance.

(a)                                 Buyer shall use its reasonable best efforts to obtain the proceeds of the Financing on the terms and conditions described in the Debt Commitment Letter within thirty (30) days after the date hereof or, if applicable, the Extended Closing Period, including, without limitation, using reasonable best efforts to: (i) maintain in effect the Debt Commitment

Letter, (ii) promptly satisfy (or obtain the waiver of) of all conditions (other than those conditions that by their nature are to be satisfied on the Closing Date) to obtaining the Financing set forth therein that are in Buyer’s (or its Affiliates’) control, (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Commitment Letter (including the flex provisions related to the Financing)(or on terms no less favorable to Buyer, except as agreed by Buyer), and (iv) draw down and consummate the Financing or any alternative financing at or prior to the time the conditions set forth in Article IX are satisfied (or reasonably capable of being satisfied at Closing based on the facts and circumstances).  In the event any portion of the Financing becomes unavailable, on the terms and conditions contemplated in the Debt Commitment Letter (or on terms no less favorable to Buyer, except as agreed by Buyer), Buyer shall promptly notify the Company and shall use its reasonable best efforts to arrange to obtain alternative and/or supplemental financing (whether in the form of debt, equity or other financing) from alternative sources in an amount sufficient, when combined with the funds under other available sources, to consummate the transactions contemplated by this Agreement promptly following the occurrence of such event but in all cases at or prior to the then-applicable Extended Closing Period. Upon obtaining any commitment for any such alternative and/or supplemental financing, such financing shall be deemed to be a part of the “Financing” and the commitment with respect thereto shall be deemed to be a part of the “Debt Commitment Letter” for all purposes of this Agreement. Buyer shall give the Company prompt notice of any material breach, intent not to proceed or intent to alter the terms of the Debt Commitment Letter by any party of the Debt Commitment Letter of which Buyer becomes aware.

(b)                                 Prior to the Closing, the Company shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its officers, management employees and advisors (including legal and accounting) of the Company to, provide Buyer with such cooperation and assistance as Buyer may reasonably request in connection with Buyer’s financing for the transactions contemplated hereby.  For clarity, such cooperation and assistance shall be limited to (i) assisting Buyer in the preparation of the following with respect to information concerning the Company: customary rating agency presentations, bank information memoranda, lender and investor presentations, customary pro forma financial information to be included therein, and similar documents customarily required in connection with a financing substantially similar to the Financing, including the marketing and syndication thereof; (ii) furnishing Buyer with such historical financial and operating data with respect to the Company (including the unaudited balance sheets and the related combined statements of income and cash flows for the one-month and the twelve-month period ending January 31, 2015 (prepared consistent with the Company’s accounting practices and procedures in connection with the preparation of the Interim Financial Statements), Audited Financial Statements and financial and operating data for the Interim Period), in each case, as reasonably requested by Buyer within a reasonable period of time after Buyer’s request therefor; (iii) furnishing Buyer with the documentation and other information required by any Governmental Entity under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation, the Patriot Act; (iv) consenting to the use of its logos in connection with the Financing; and (v) participating in a reasonable number of meetings (including meetings with prospective lenders).  For the avoidance of doubt, the Company shall not be required or requested to (1) pay any commitment or other similar fee in connection with the Financing, (2) incur any liability in connection with the Financing, or (3) execute or approve any credit or other agreements, pledge or security documents, or other certificates, legal opinions or other documents in connection with the Financing.  Buyer shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company in connection with the cooperation and assistance contemplated hereby (including any fees, costs and expenses incurred by the Company in connection with obtaining the consent of the accounting firm pursuant to the last sentence of Section 7.06), whether or not the Closing occurs.  Buyer acknowledges that nothing in this Section 7.09(b) shall in any way limit Buyer’s obligations under this Agreement in the event of a breach or inaccuracy of Section 6.09 or a breach or violation of Section 7.09(a).  Further, in no event will any Seller or any of its Affiliates (other than, after the Closing, the Company) be liable to Buyer or any other Person for any matter relating to the Financing, including any representation, warranty, covenant, agreement, undertaking or promise made in connection with such Financing.

(c)                                  Notwithstanding anything to the contrary contained in this Agreement, each of the Parties hereto: (i) agrees that it will not bring or support any Person in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources for any portion of the Financing (such financing sources, together with their respective affiliates, equityholders, members, partners, officers, directors, employees, agents, advisors and representatives involved in the financing contemplated by the Debt Commitment Letter (or, if alternative financing is being used, pursuant to the commitments with respect thereto), the “Debt Financing Sources” and each, a “Debt Financing Source”) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources in any way relating to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby.  Notwithstanding anything to the contrary contained in this Agreement, (a) none of the Sellers, the Company, Blocker or Sellers’ Representative (collectively, together with any of their respective successors or assigns, the “Seller Group”) shall have any rights or claims against any Debt Financing Source, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (b) no Debt Financing Source shall have any liability (whether in contract, in tort or otherwise)

to any member of the Seller Group for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.  Notwithstanding anything to the contrary contained in this Agreement, the Debt Financing Sources are intended third-party beneficiaries of, and shall be entitled to the protections of this provision and the same shall be enforceable by each Debt Financing Source and its successors and assigns.

ARTICLE VIII.
ADDITIONAL AGREEMENTS

8.01                        Governmental Approvals and Consents.  If any consent, approval or authorization necessary to preserve any right or benefit under any Contract to which the Company is a party is not obtained prior to the Closing, the Sellers shall use commercially reasonable efforts, if requested by Buyer, to cooperate with Buyer and the Company in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable.

8.02                        Press Releases and Announcements. Prior to the date hereof, Buyer and Sellers’ Representative have worked together to develop a mutually acceptable communications plan regarding communications concerning the transactions contemplated by this Agreement.  Following the execution hereof, the parties shall issue a mutually agreeable press release concerning the transactions contemplated by this Agreement.  Until such press release is made, no party may make any press release or public announcement without Sellers’ Representative’s and Buyer’s prior written consent except as required by Law.  Following the issuance of the mutually agreeable press release contemplated above, any public announcement or similar publicity with respect to this Agreement or the transactions contemplated hereby that includes any information concerning such transactions that is not included in the Initial Press Release will be issued, if at all, at such time and in such manner as mutually agreed to by Buyer and Sellers’ Representative; provided, however, that nothing contained herein will limit Buyer from making any disclosures that it deems necessary or advisable to be made in filings with the SEC or the New York Stock Exchange, provided, that to the extent reasonably practicable or permitted, Sellers’ Representative shall be provided a reasonable opportunity to review and comment prior to disclosure.

8.03                        Further Assurances.  Each party to this Agreement will execute and deliver such further instruments of transfer and take such additional actions as any other party may reasonably request to effect, consummate, confirm or evidence the transfer of Purchased Securities contemplated hereby and by the other documents contemplated hereunder.

8.04                        Non-Solicitation, Non-Competition and Confidentiality.

(a)                                 Non-Solicitation. In consideration of the transactions contemplated hereby and the payment of the Purchase Price,

(i)                                     each of the Sellers listed on Schedule 8.04(a)(i) agrees (on behalf of himself, herself or itself, as applicable) that, during the period beginning on the Closing Date and ending on the date set forth on Schedule 8.04(a)(i) (the “Restricted Period”), such Seller will not, and will not permit any of its controlled Affiliates to, directly or indirectly (including by causing, encouraging, directing or soliciting any other Person to), solicit for the purpose of offering employment to or hiring (whether as an employee, consultant or independent contractor) or actually hire any Protected Person; provided that generalized advertisement of employment opportunities (not targeted at any Protected Person) shall not be deemed to cause a breach of this Section 8.04(a)(i); provided further that, notwithstanding anything to the contrary herein, nothing in this Agreement shall prevent any Non-Controlled Portfolio Company from, directly or indirectly, soliciting or hiring (including by causing, encouraging, directing or soliciting any other Person to do the same) the services or assistance of any employee of, or consultant to, or independent contractor of, the Company, provided that no representative of Symmetric Capital, LLC or any Symmetric Affiliate is directly or indirectly involved in such process (including the identification or solicitation of such employee); and

(ii)                                  each of the Sellers listed on Schedule 8.04(a)(ii) (each a “Restricted Party”) agrees that during the applicable Restricted Period, such Restricted Party will not, directly or indirectly (A) induce, interfere with or solicit, or attempt to induce, interfere with or solicit, any Person that is a current or former customer, supplier or other business relation of the Company or any predecessor thereof into any business relationship that would reasonably be expected to harm the Business as conducted by the Company as of immediately prior to the Closing, or (B) in any manner engage in or own, directly or indirectly, any interest in any business (other than Buyer) that provides services or products to any current or former customer of the Company that are competitive with the services or products provided by the Company to such current or former customers. Nothing in this Section 8.04(a)(ii) shall prohibit any Restricted Party from being a passive owner of less than 3% of any class of the outstanding capital stock of a corporation that is publicly traded, so long as such Restricted Party has no direct or indirect participation in the business of such corporation.

(b)                                 Non-Competition.  In consideration of the transactions contemplated hereby and the payment of the Purchase Price, each Restricted Party agrees that during the Restricted Period, such Restricted Party will not, and will not permit any of its Affiliates to, within or with respect to the geographical area of the United States and anywhere else the Company operates or plans to operate as of the Closing Date (the “Restricted Area”), directly or indirectly (other than with respect to Buyer or any of its Affiliates), own, operate, lease, manage, control, consult with, advise, expressly permit such Restricted Party’s name to be used by, provide services for, or in any manner engage in (x) any business (including by any Restricted Party or in association with any Person) that creates, designs, invents, engineers, develops, sources, markets, manufactures, distributes or sells any product or provides any service in or into the Restricted Area that may be used as a substitute for or otherwise competes with any product or service of the Business, the Company or its predecessors carried out during the period commencing two years prior to the Closing Date and ending on the Closing Date, or (y) any activity that is in competition with, the Business as conducted by the Company as of immediately prior to the Closing.  Nothing in this Section 8.04(b) shall prohibit any Restricted Party from being a passive owner of less than 3% of any class of the outstanding capital stock of a corporation that is publicly traded, so long as such Restricted Party has no direct or indirect participation in the business of such corporation.

(c)                                  Confidentiality.  From and after the Closing for a period of five (5) years, each Seller will (i) treat and hold as confidential all Confidential Information and shall refrain from using any Confidential Information except as otherwise expressly permitted by this Section 8.04(c) or, if applicable, as reasonably required in connection with performance of such Seller’s duties as a manager, officer or employee of the Company, and (ii) deliver promptly to Buyer or destroy, at the request of Buyer, all tangible embodiments (and all copies) of Confidential Information which are in such Seller’s possession or under such Seller’s control; provided, that such Seller (A) shall be permitted to retain a copy of the Confidential Information for the purpose of complying with applicable Law, (B) may maintain one copy of such materials for record retention purposes, and (C) shall not be required to destroy, delete, or modify any secure backup tapes or other secure media made pursuant to automated archival processes in the ordinary course of business.  In the event that any Seller is compelled by Law to disclose Confidential Information or the fact that Confidential Information has been made available to such Seller by the Company, such Seller agrees to provide Buyer with prompt written notice of such request, to the extent such notice can be given, and Buyer and/or the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement.  If a protective order or other remedy is not obtained, or Buyer and/or the Company waives compliance with the provisions of this Agreement, such Seller agrees to furnish only that portion of Confidential Information and other information that is legally required and that such Seller will use his, her, or its commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to that portion of Confidential Information and other information that is being disclosed.  Notwithstanding the foregoing, (I) Confidential Information may be used by such Seller for purposes relating to such Seller’s ownership of the Company or the Blocker prior to the Closing (including Taxes), (II) any Seller that is a Symmetric Affiliate may disclose Confidential Information related to the performance of such Seller’s direct or indirect investment in the Company (including the Company’s financial performance prior to and as of the Closing) on a confidential basis to such Seller’s or its Affiliates’ partners, officers, directors, members, managers, employees and potential investors, and (III) no Seller (or any Affiliate thereof) will be in breach of this Section 8.04(c) by reason of its use of information of a general nature, such as general knowledge, ideas, concepts, know-how, professional skills, work experience or techniques retained in the memory of the Seller (or any of its Affiliates).

(d)                                 Remedy for Restricted Party’s Breach.  Each Seller acknowledges and agrees that in the event of a breach by such Seller of any of the provisions of this Section 8.04, monetary damages may be inadequate and Buyer may have no adequate remedy at law.  Accordingly, in the event of any such breach, Buyer and its successors or assigns may and shall be entitled, in addition to any other rights and remedies existing in their favor, to seek to enforce their rights and such Seller’s obligations hereunder by an Action or Actions for specific performance, injunctive and/or other relief, without any requirement of proving actual damages or posting any bond or other security.  Obtainment of such an injunction by Buyer shall not be considered an election of remedies or a waiver of any right by Buyer to assert any other remedies Buyer has at Law or in equity. No waiver of any breach or violation hereof shall be implied from the forbearance or failure by Buyer to take action hereon.

(e)                                  Modification.  If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 8.04 is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

8.05                        Sellers’ Release.

(a)                                 Except as provided in Section 8.05(c) below, as of the Closing, each Seller on behalf of itself and any Person who may be bound by it (collectively, the “Releasing Parties”), irrevocably, unconditionally and completely releases the Company, Buyer, and each of their respective officers, directors, partners, members, managers, shareholders, Subsidiaries, agents, attorneys, employees, predecessors, successors, heirs, and assigns (collectively, the “Released Parties”) from any and all Actions, controversies, cross-claims, counter-claims, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or Liabilities of any nature whatsoever in law and in equity, both past and present (from the beginning of the world through the date of this Agreement) and whether known or unknown, suspected, or claimed against any of the Released Parties which such Releasing Party, or any officer, director, manager, trustee, spouse, heir, executor, administrator, successor or assign of such Releasing Party, has or may have, which arise out of or are connected with the Company, or any predecessor thereto (other than those arising out of or in connection with this Agreement or any other Transaction Document), whether arising under any federal, state or local civil or human rights law, or under any other local, state, or federal law, regulation or ordinance, or under any public policy, contract or tort, or under common law; or any claim for breach of contract, infliction of emotional distress, defamation, or any claim for costs, fees, or other expenses, including attorneys’ fees incurred in these matters (all of the foregoing collectively referred to herein as such Releasing Party’s “Released Claims”).

(b)                                 Each Releasing Party represents that he, she or it has made no assignment or transfer of any Released Claim.  Each Releasing Party acknowledges and intends that his, her or its execution and delivery of this release shall be effective as a bar to each and every one of the Released Claims, and expressly consents and agrees that this release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Released Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Released Claims), if any, as well as those relating to any other Released Claims hereinabove mentioned or implied.

(c)                                  Notwithstanding the release provided in this Section 8.06, nothing herein shall operate to impair the rights and obligations under, or prevent the Releasing Party from asserting any claim against (i) any Released Party that such Releasing Party may have, if any, arising under this Agreement or any other Transaction Document and any and all claims, rights and remedies hereunder or thereunder, whether at law or in equity or otherwise; (ii) the

Company that such Releasing Party may have, if any, arising in connection with unpaid wages, Benefit Plans or other compensation due such Releasing Party for the portion of then-current pay period immediately prior to the Closing, (iii) any ordinary course expense reimbursement amounts owing to any individual or entity from the Company for expenses incurred prior to the Closing Date; or (iv) the Company that such Releasing Party may have, if any, arising under the certificate of formation of the Company, the LLC Agreement or any Contract between the Releasing Party and the Company, in connection with a claim brought against the Releasing Party by a third party in connection with the Releasing Party’s service as a manager or officer of the Company.

8.06                        Employee Benefits.

(a)                                 From and after the Closing for a period of at least 12 months, Buyer will provide employees of the Company who continue to remain employed with the Company or Buyer (or any of its Affiliates) after the Closing and the Founders (the “Continuing Employees”) with (i) an aggregate compensation arrangement that is no less favorable than the aggregate annual compensation paid by the Company to such Continuing Employees immediately prior to the date hereof (excluding any Sale Bonus or other compensation paid to the Continuing Employees in connection with the transactions contemplated hereby) and (ii) with other benefits that are substantially similar in the aggregate to the benefits provided by the Company to such Continuing Employees immediately prior to the date of this Agreement.

(b)                                 Subject to the consent of the applicable insurer, if the Continuing Employees participate in any Benefit Plan of Buyer, Buyer will use commercially reasonable efforts (including with respect to obtaining the consent of the applicable insurer) to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Buyer or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents to the extent not prohibited by applicable Law, (ii) give each Continuing Employee credit for the plan year in which the Closing occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company for purposes of vesting and eligibility but not for purposes of benefit accrual to participate under each applicable Buyer benefit plan, as if such service had been performed with Buyer, except to the extent it would result in a duplication of benefits.  For clarity, following the Closing, the Company will honor any accrued vacation of the Continuing Employees as of the Closing Date.

(c)                                  Nothing contained in this Agreement is intended to (i) be treated as an amendment of any employee benefit plan, (ii) prevent Buyer, the Company or any of their respective Affiliates from amending or terminating any of their benefit plans in accordance with their terms (subject to Section 8.07(a) and (b)), (iii) prevent Buyer, the Company or any of their respective Affiliates, after the Closing, from terminating the employment of any Continuing Employee, or (iv) create any third-party beneficiary rights in any employee of the Company, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Buyer, the Company or any of their respective Affiliates or under any benefit plan which Buyer, the Company or any of their respective Affiliates may maintain.

8.07                        Insurance.

(a)                                 All rights to indemnification by the Company or the Blocker, and all limitations on liability, existing in favor of those Persons who were, prior to, or who are as of, the Closing Date, managers, directors or officers of the Company or the Blocker (the “Indemnified Persons”) for their acts and omissions occurring prior to the Closing, as provided in the LLC Agreement and the Blocker’s certificate of incorporation and bylaws, as applicable, as in effect as of the date of this Agreement, under applicable Law, or pursuant to the Contracts set forth on Schedule 8.07(a) (collectively, the “Indemnification Documents”), shall survive the Closing, shall continue in full force and effect and shall be honored and observed by the Company and the Blocker (and Buyer shall cause the Company and the Blocker to honor and observe) to the fullest extent available pursuant to the applicable Indemnification Document.

(b)                                 Prior to the Closing, the Company shall obtain, at its sole cost and expense, a six (6) year prepaid “tail” policy (the “Tail Policy”) for the existing directors’ and officers’ liability insurance maintained for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the Closing.  Buyer shall not, and shall not permit the Company or any other Affiliate to, take any action to amend, modify or terminate the Tail Policy during the term thereof.

(c)                                  The provisions of this Section 8.08 are intended to be for the benefit of, and enforceable by, each Indemnified Person and such Indemnified Person’s estate, heirs and representatives, and nothing herein shall affect any indemnification rights that any Indemnified Person or such Indemnified Person’s estate, heirs and representatives may have under any Indemnification Document or otherwise.

(d)                                 The obligations of the Company under this Section 8.07 shall continue in full force and effect for a period commencing as of the Closing and ending as of the later of (i) the six-year anniversary of the Closing and (ii) the date that all applicable statute of limitation periods have expired for any claim or claims for which an Indemnified Person may be entitled to indemnification under this Section 8.07; provided, that all rights to indemnification in respect of any claim for indemnification under this Section 8.07 asserted or made within such period shall continue until the final disposition of such claim.

8.08                        Books and Records.

After the Closing until the seventh-anniversary of the Closing (or such later date to the extent any indemnification claim hereunder remains outstanding) Sellers’ Representative and its accountants, lawyers and representatives shall be entitled at all reasonable times to have reasonable access to and to be provided copies of the books and records and other information of the Company and the Blocker and reasonable access to any personnel of the Company reasonably requested by such Persons, in each case for any purpose relating to the Sellers’ ownership of the Company and the Blocker prior to the Closing, including the preparation of Tax Returns; provided, that (i) Sellers’ Representative agrees that such access will give due regard to minimizing interference with the operations, activities and employees of the Company, (ii) such access and disclosure would not violate the terms of any agreement to which Buyer or the Company is bound or violate any applicable Law, (iii) such access and disclosure would not jeopardize any attorney-client or other privilege, (iv) neither the Company nor Buyer shall be required to provide any individually identifiable health related information and (v) all arrangements for access shall be made in advance solely through specified persons at Buyer.

8.09                        Blocker Name Change; Blocker Cash.

Buyer acknowledges and agrees that the acquisition of the Blocker shall not grant to it any rights in the name “Symmetric Capital”, “Symmetric Partners” or any abbreviations or derivations thereof.  Buyer shall refrain from using such name or abbreviations or derivations after the Closing (except in reference to historical fact) and shall, within five Business Days after the Closing, change the legal name of the Blocker to a name that is not confusingly similar to such name.  To the extent not otherwise disbursed to the Blocker Sellers at or prior to Closing, Buyer shall promptly disburse to the Blocker Sellers the amount of any cash or cash equivalents held in any bank accounts of the Blocker as of the Closing.

ARTICLE IX.
CONDITIONS TO CLOSING

9.01                        Conditions to Obligations of the Company and the Sellers. The obligations of the Company and the Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of each of the following conditions (any of which may be waived in writing, in whole or in part, by Sellers’ Representative):

(a)                                 Representations and Warranties.

(i)                                     The Standard Representations of Buyer contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality, shall be true and correct as of the Closing Date with the same effect as if made on and as of the Closing Date (other than such representations and warranties that are made as of a specified date, which representations and warranties shall be true and correct as of such date), except where the failure of any such representations and warranties to be so true and correct would not have, or would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect;

(ii)                                  the Extended Exposure Representations of Buyer contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Buyer Material Adverse Effect, shall be true and correct in all material respects as of the Closing Date with the same effect as if made on and as of the Closing Date (other than such representations and warranties that are made as of a specified date, which representations and warranties shall be true and correct in all material respects as of such date); and

(iii)                               the Fundamental Representations of Buyer shall be true and correct in all respects as of the Closing Date with the same effect as if made on and as of the Closing Date (other than such representations and warranties that are made as of a specified date, which representations and warranties shall be true and correct in all respects as of such date), except in the case of this clause (iii) for any inaccuracies that are de minimis in the aggregate.

(b)                                 Covenants.  All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects.

(c)                                  HSR Act.  The applicable waiting period under the HSR Act must have expired or been terminated.

(d)                                 No Action or Proceeding.  No Governmental Order of any Governmental Entity restraining, enjoining or otherwise preventing or delaying beyond the Outside Termination Date the consummation of this Agreement or the transactions contemplated hereby shall be outstanding, and no Proceeding or investigations by or before, or otherwise involving, any Governmental Entity shall be threatened in writing delivered to the Company or Buyer or pending against the Company or Buyer which seeks to enjoin or prevent the consummation of the transactions contemplated under this Agreement or which seek material damages in connection with the transactions contemplated hereby.

(e)                                  Closing Deliveries.  Buyer must have paid the Purchase Price required to be paid at Closing and delivered the documents and instruments required by Section 2.02(a).

(f)                                   NYSE.  Any compliance issues identified, or additional information requests made, by the New York Stock Exchange in connection with Buyer’s Supplemental Listing Application shall have been resolved in a manner satisfactory to the New York Stock Exchange.

(g)                                  No Buyer Material Adverse Effect.  There must not have been any Buyer Material Adverse Effect since the date of this Agreement.

9.02                        Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of each of the following conditions (any of which may be waived in writing, in whole or in part, by Buyer):

(a)                                 Representations and Warranties.

(i)                                     The Standard Representations of the Blocker, the Company and the Sellers contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing Date with the same effect as if made on and as of the Closing Date (other than such representations and warranties that are made as of a specified date, which representations and warranties shall be true and correct as of such date), except where the failure of any such representations and warranties to be so true and correct would not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(ii)                                  the Extended Exposure Representations of the Sellers, the Company and the Blocker contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct in all material respects as of the Closing Date with the same effect as if made on and as of the Closing Date (other than such representations and warranties that are made as of a specified date, which representations and warranties shall be true and correct in all material respects as of such date); and

(iii)                               the Fundamental Representations of the Sellers, the Company and the Blocker shall be true and correct in all respects as of the Closing Date with the same effect as if made on and as of the Closing Date (other than such representations and warranties that are made as of a specified date, which representations and warranties shall be true and correct in all respects as of such date), except in the case of this clause (iii) for any inaccuracies that are de minimis in the aggregate.

(b)                                 Covenants.  All of the covenants and obligations that each of the Company and the Blocker is required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with by such Person in all material respects.

(c)                                  Governmental Authorizations.  Buyer must have received such authorizations from Governmental Entities as are listed on Schedule 9.02(c).

(d)                                 HSR Act.  The applicable waiting period under the HSR Act must have expired or been terminated.

(e)                                  Consents.  All consents and waivers of third parties specified on Schedule 9.02(e) shall have been obtained and shall be in form and substance reasonably satisfactory to Buyer; provided that any such consent or waiver pursuant to the terms of a Contract shall be deemed to be reasonably satisfactory to Buyer to the extent such consent or waiver does not require any provision of additional services by the Company following the Closing or any material modification to the terms of such Contract.

(f)                                   No Material Adverse Effect.  There must not have been any Material Adverse Effect on the Company since the date of this Agreement.

(g)                                  No Action or Proceeding.  No Governmental Order of any Governmental Entity restraining, enjoining or otherwise preventing or delaying beyond the Outside Termination Date the consummation of this Agreement or the transactions contemplated hereby shall be outstanding, and no Proceedings or investigations by or before, or otherwise involving, any Governmental Entity shall be threatened in writing delivered to Buyer or the Company or pending against the Company or Buyer which seeks to enjoin or prevent the consummation of the transactions contemplated under this Agreement or which seek material damages in connection with the transactions contemplated hereby.

(h)                                 Audited Financial Statements.  The Company shall have Made Available to Buyer at least five (5) Business Days prior to the Closing Date the complete audited financial statements of the Company for the year ended December 31, 2014, including the balance sheet and the related statements of income, cash flows and members’ equity of the

Company as of and for such fiscal year, including the notes thereto, together with the report (including an unqualified opinion) of McGladrey LLP.

(i)                                     Reorganization. The Reorganization shall have been completed, and GP shall have certified to Buyer on the Closing Date (i) that the Reorganization has been completed, (ii) the number and type of Purchased Securities held by each Blocker Seller following the Reorganization, including the number of Preferred Units held by GP as a result of the Reorganization, and (iii) the number and type of Preferred Units held by the Blocker as a result of the Reorganization.

(j)                                    Closing Deliveries.  The Company and Sellers must have caused the documents and instruments required by Section 2.02(b) to be delivered (or tendered subject only to Closing) to Buyer.

ARTICLE X.
TERMINATION

10.01                 Termination Events. By written notice given prior to the Closing, subject to Section 10.02, this Agreement may be terminated as follows:

(a)                                 by Buyer, in the event (i) any of the representations and warranties concerning the Sellers, the Company or the Blocker set forth in Articles III, IV and V, respectively, shall not be true and correct to the extent set forth in Section 9.02(a), or the Sellers, the Company or the Blocker shall have breached or failed to perform any of obligations under this Agreement to the extent set forth in Section 9.02(b) (other than through the failure of Buyer to comply with its obligations under this Agreement), and (ii) such breach, failure or misrepresentation (if curable) is not cured within 20 days after Buyer gives the Company and Sellers’ Representative written notice identifying in reasonable detail such breach, failure or misrepresentation;

(b)                                 by the Company, in the event any of the representations and warranties of Buyer set forth in this Agreement shall not be true and correct to the extent set forth in Section 9.01(a), or if Buyer shall have breached or failed to perform any of its obligations, covenants or agreements under this Agreement to the extent set forth in Section 9.01(b) (other than through the failure of the Company, the Blocker or the Sellers to comply with their respective obligations under this Agreement), and (ii) such breach, failure or misrepresentation (if curable) is not cured within 20 days after the Company gives Buyer written notice identifying in reasonable detail such breach, failure or misrepresentation;

(c)                                  by either Buyer or Sellers’ Representative, if any Governmental Order of any Governmental Entity of competent jurisdiction permanently restraining, enjoining or otherwise preventing the consummation of the transactions contemplated hereby has been issued and becomes final and non-appealable;

(d)                                 by mutual written consent of Buyer and Sellers’ Representative;

(e)                                  by Buyer or the Sellers’ Representative, if the Closing has not occurred on or before the date that is one hundred days after the date of this Agreement (the “Outside

Termination Date”); provided that Buyer may not terminate this Agreement under this Section 10.01(e) if the Closing has not occurred as a result of Buyer’s failure to obtain the Financing;

(f)                                   by Buyer, if the Closing has not occurred on or before the date that is one hundred twenty days after the date of this Agreement as a result of Buyer’s failure to obtain Financing;

provided that the right to terminate this Agreement under Section 10.01(a), (b), (c), (d) and (e) shall not be available to any party whose willful failure to fulfill any obligation under this Agreement has contributed to the failure of the transactions contemplated hereby to occur on or before such date, and provided further that Buyer shall not have the right to terminate this Agreement under Section 10.01(f) if the Company has commenced an Action to specifically enforce the provisions of this Agreement as a result of a failure of the Closing to occur because Buyer has not been able to obtain the Financing on or prior to the Outside Termination Date.

10.02                 Effect of Termination. If the Agreement is terminated pursuant to Section 10.01, all obligations of the parties under this Agreement will terminate, except that the obligations in Section 7.02(b) (Confidentiality), Section 7.09(b) (Financing Assistance) with respect to expense reimbursement, Section 8.02 (Press Releases and Announcements), this Article X and Article XIII will survive, except further that each party shall be liable for its willful and knowing breach of this Agreement and the other parties hereto shall be entitled to all rights and remedies provided by law in respect of such breach, it being understood that if this Agreement is terminated pursuant to Section 10.01(e) or Section 10.01(f) as a result of a failure of the Closing to occur as a result of Buyer’s failure to obtain the Financing, the Sellers and Sellers’ Representative shall have all rights and remedies available at law or equity.

ARTICLE XI.
TAX MATTERS

11.01                 Tax Matters.

The following provisions will govern the allocation of responsibility as between Buyer and the Sellers for certain Tax matters following the Closing Date:

(a)                                 Tax Indemnification.

(i)                                     The Members, severally, but not jointly, with respect to the Company but not the Blocker , and the B-Fund with respect to the Blocker but not the Company, will indemnify the Company, the Blocker and Buyer and hold them harmless from and against, without duplication, any loss, claim, Liability, expense, or other damage attributable to (A) all Taxes (or the non-payment thereof) of the Company or the Blocker, as the case may be, for any Pre-Closing Tax Period; (B) all Taxes of any Relevant Group of which the Company or the Blocker (or any predecessor of the Company or the Blocker) is or was a member on or prior to the Closing Date, including pursuant to Section 1.1502-6 of the Treasury Regulations or any analogous or similar state, local, or non-U.S. Law or regulation; (C) any and all Taxes of any Person (other than the Company or the Blocker) imposed on the Company or the Blocker as a transferee or successor, by

Contract, pursuant to any law, rule, or regulation, or otherwise; and (D) all Taxes for which the Sellers are liable pursuant to Section 11.01(f).

(ii)                                  The Members and the B-Fund, as applicable, will pay to Buyer the amount of any Taxes which are the responsibility of the Members or the B-Fund, as the case may be, pursuant to this Section 11.01 within ten Business Days before the later of (A) the date such Taxes are payable by Buyer, the Company or the Blocker and (B) Buyer’s demand for such payment from Sellers’ Representative.  The indemnification obligations of the Members and the B-Fund under this Section 11.01(a) shall survive until the date that is 60 days after the expiration of the applicable statute of limitations.

(iii)                               In no event shall the Members or the Blocker Sellers be responsible under this Article XI for Taxes that are taken into account in the Net Working Capital as of the Closing and thus accounted for in the calculation of the Estimated Closing Cash Purchase Price or the Final Closing Cash Purchase Price, or for Taxes for any taxable period or portion thereof beginning after the Closing Date.

(b)                                 Straddle Period.  For purposes of this Agreement, in the case of any Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any real property, personal property or other ad valorem Taxes for the Straddle Period which relates to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period that occur on or before the Closing Date and the denominator of which is the total number of days in such Straddle Period, and the amount of other Taxes of the Company or the Blocker for a Straddle Period which relate to the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date.

(c)                                  Responsibility for Filing Tax Returns.

(i)                                     The parties intend that the transactions contemplated by this Agreement are properly characterized for U.S. federal and applicable state income tax purposes as set forth in this Section 11.01(c). The purchase by Buyer of Membership Interests from the Members constitutes a sale or exchange of 50% or more of the total interest in Company capital or profits, and accordingly the taxable year of the Company will close at the end of the day on the Closing Date pursuant to Section 708 of the Code.  Buyer shall file a consolidated federal income tax return that includes Blocker for the taxable period of the Blocker starting with the day next following the Closing Date.  Accordingly, the taxable year of the Blocker will close for federal income Tax purposes at the end of the day on the Closing Date.  No election under Sections 336(e) or 338 of the Code (relating to stock purchases treated as asset acquisitions) or under Reg. §1.1502-76(b)(2)(ii) (relating to ratable allocation elections) shall be made with respect to the Blocker.  Neither the Company nor the Blocker shall engage in any transactions on the Closing Date after the Closing outside the ordinary course of business other than the transactions contemplated by this Agreement.  For income Tax purposes, (i) the payment by Buyer to the Company pursuant to Section 2.02(a)(ii) shall be treated as a payment to the Sellers as part of the consideration for the Purchased Securities and a contribution of such payment by the Sellers to the Company as a capital contribution, (ii) all Sale Bonuses together with the employer portion of any employment Taxes payable in respect of the foregoing shall be deemed to have been paid by the Company in the taxable period ending on the Closing Date and (iii) the payments by Buyer of Sellers’ Expenses pursuant to Section 2.02(a)(iv) shall be treated as a payment to the Sellers of an amount of cash equal to Sellers’ Expenses as part of the consideration for the Purchased Securities and a payment in the taxable period ending on the Closing Date by Sellers of the Sellers’ Expenses incurred by the Sellers, and a contribution to the capital of the Company of the Sellers’ Expenses incurred by the Company, followed by the payment of such Sellers’ Expenses by the Company in the taxable period ending on the Closing Date. The Sellers, the Company, the Blocker and Buyer shall (A) treat and report the transactions contemplated by this Agreement in all respects consistently with the provisions of this Section 11.01(c) for purposes of any federal, state, local or foreign Tax and (B) not take any actions or positions inconsistent with the obligations of the parties set forth herein.

(ii)                                  The Company or the Blocker, as applicable shall prepare or cause to be prepared all income and franchise Tax Returns of the Company, the AIV Fund and the Blocker, respectively, for any Pre-Closing Tax Period (each such income Tax Return a “Pre-Closing Income Tax Return”), and the Members, in the case of the Company, or the B-Fund, in the case of the Blocker, as applicable, shall pay or cause to be paid all Taxes required to be paid with respect to such Pre-Closing Income Tax Returns in accordance with Section 11.01(a)(ii). Each Pre-Closing Income Tax Return shall be prepared in a manner consistent with the prior practice of the Company, the AIV Fund, and the Blocker, as applicable, subject to compliance with the other provisions of this Section 11.01, and, in any event, with applicable Law.  The Members, the AIV Fund, and Blocker shall report, on their respective income Tax Return(s), any income, gain, loss, deduction or other tax items for such periods in a manner consistent with the Schedule K-1s filed with the Pre-Closing Income Tax Returns of the Company and the AIV Fund, as applicable.  Buyer shall deliver or cause to be delivered to Sellers’ Representative for review and comment, each such Pre-Closing Income Tax Return at least forty-five (45) days prior to the due date of such Pre-Closing Income Tax Return.  Sellers’ Representative shall provide written comments to Buyer within ten (10) days of receipt of such Pre-Closing Income Tax Returns.  Buyer shall make all changes reasonably requested by Sellers’ Representative following which Buyer shall cause the Company and the Blocker to provide an officer of the Company or the Blocker, as applicable, to sign, and shall file, each such Pre-Closing Income Tax Return. Sellers’ Representative shall reimburse Buyer for any reasonable third-party costs incurred by Buyer or the Company for the preparation of the Pre-Closing Income Tax Returns by the Boston office of McGladrey, LLP.

(iii)                               Buyer will prepare or cause to be prepared, and timely file or cause to be timely filed, all Tax Returns for the Company or the Blocker, as applicable (other than Pre-Closing Income Tax Returns), which are due after the Closing Date for any Tax period beginning on or before the Closing Date (each such Tax Return, a “Pre-Closing Period Tax Return”). Each such Pre-Closing Period Tax Return shall be prepared in a manner consistent with the prior practice of the Company or the Blocker, as applicable to the extent such practice is consistent with the other provisions of this Section 11.01 and, in any event, with applicable Law. Buyer shall submit each Pre-Closing Period Tax Return to Sellers’ Representative for review and comment at least twenty (20) days prior to the due date thereof, except where such twenty (20)-

day period is not practical, in which case as soon as practical after the preparation of such Pre-Closing Period Tax Return.  Within ten (10) days of receiving a draft of such Pre-Closing Period Tax Return (except in the case of a Pre-Closing Period Tax Return where such ten (10)-day period is not practical, in which case as soon as practical after the receipt of such Pre-Closing Period Tax Return), Sellers’ Representative shall provide written comments to Buyer.  If Buyer disagrees with the comments of Sellers’ Representative, then the parties shall attempt to resolve any dispute through good-faith negotiation and if, within seven (7) days, the parties are unable to resolve their dispute, then they shall submit such dispute to the Neutral Accountant for resolution in accordance with the procedures of Section 1.03.  In no event shall the provision of comments by Sellers’ Representative prevent Buyer from timely filing any such Pre-Closing Period Tax Return and, in the event that the Neutral Accountant has not yet resolved any such dispute prior to the deadline for filing such Pre-Closing Period Tax Return (including any extensions), Buyer shall be entitled to file such Pre-Closing Period Tax Return as prepared by Buyer subject to amendment to reflect the determination of the Neutral Accountant.

(iv)                              All Tax refunds and overpayments relating to Taxable periods or any portion thereof ending on or before the Closing Date, whether received in cash or applied as a credit against a tax liability, shall be solely for the benefit of the Members or the Blocker Sellers, as applicable, and Buyer shall cause the same to be paid promptly to Sellers’ Representative when received in cash or applied as a credit against a tax liability.  Any such payment to Sellers’ Representative shall be treated as an adjustment to the Purchase Price.  No Pre-Closing Income Tax Return or Pre-Closing Period Tax Return shall be amended without the prior written consent of Sellers’ Representative, which shall not be unreasonably withheld, delayed or conditioned.

(d)                                 Cooperation on Tax Matters.  Each party hereto will, and shall cause its Subsidiaries and Affiliates to, provide to each of the other parties hereto such cooperation and information as any of them reasonably may request in filing any Tax Return, determining a Liability for Taxes or in conducting any audit or other Tax Proceeding.  Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property, which any such party may possess.  The Sellers shall turn over to Buyer copies of all Tax Returns, schedules and work papers, and all material records and other documents in their possession, relating to Taxes of the Company, the AIV Fund and the Blocker.  Buyer agrees that, before discarding or destroying any books and records relating to Taxes of the Company or the Blocker, as applicable, for any Pre-Closing Tax Period with respect to which the statute of limitations on assessment has not expired under applicable Law (giving effect to all extensions and waivers), Buyer shall provide Sellers’ Representative with a reasonable opportunity to take possession of such books and records.

(e)                                  Tax Sharing Agreements.  All Tax allocation, Tax sharing, Tax indemnity and other similar agreements and powers of attorney with respect to or involving the Company or the Blocker in effect prior to the Closing shall be terminated as of the Closing Date and, after the Closing Date, neither the Company nor the Blocker shall be bound thereby or have any Liability thereunder.

(f)                                   Certain Taxes and Fees.  All transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other similar fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement (excluding, for the avoidance of doubt, any Taxes on or measured by income or gain) shall be paid 50% by Buyer and 50% by the Sellers when due.

(g)                                  Section 754 Election.  The Members, the Blocker and Buyer agree that the Company will make an election under Section 754 of the Code effective for the taxable period ending on the Closing Date on the Company’s United States federal Tax Return for the period ending on the Closing Date, or if such an election was made with respect to a prior taxable year, which election has not been revoked or otherwise terminated as of the Closing Date, then a protective Section 754 election shall be made on such federal Tax Return.  The portion of the Purchase Price attributable to the purchase of the Membership Interests shall be allocated to the corresponding assets of the Company in an amount equal to the adjusted Tax basis for each such asset as of the Closing Date and the balance shall be allocated to goodwill.

(h)                                 Tax Proceedings.

(i)                                    Notwithstanding anything to the contrary in Section 12.05 of this Agreement, this Section 11.01(h) shall apply to Third-Party Claims relating to Taxes.

(ii)                                  After the Closing, Buyer shall promptly notify Sellers’ Representative in writing of any Tax assessment or the commencement of any Tax audit, examination, or proceeding proposed by any Taxing Authority relating to Taxes or Tax Returns of the Company or the Blocker for a Pre-Closing Tax Period or a Straddle Period (a “Tax Proceeding”); provided, however, that Buyer’s failure to so notify Sellers’ Representative shall not relieve Sellers of any liability for any Taxes resulting from such Tax Proceeding except to the extent that such failure materially impairs the ability of Sellers’ Representative to successfully contest such Taxes.

(iii)                               Sellers’ Representative shall promptly notify Buyer in writing of any Tax Proceeding relating to the Company. Sellers’ Representative will provide Buyer with copies of all written communications between the Taxing Authority and Sellers’ Representative concerning such Tax Proceeding promptly upon receipt or dispatch of the same.

(iv)                              Notices required to be given by or to Buyer, the Sellers or Sellers’ Representative shall include copies of any notice or other document received from any Taxing Authority in respect of any such asserted Tax liability.

(v)                                 In the case of a Tax Proceeding that relates to any Pre-Closing Tax Period, or in the case of a Tax Proceeding that relates to any Straddle Period for which Tax indemnity in an amount of more than $5,000 may be sought from the Sellers pursuant to this Agreement or which could result in a Tax liability in an amount of more than $5,000 for any of the Sellers, Sellers’ Representative shall have the right to control the conduct of such Tax Proceeding, at the cost and the expense of the Sellers, provided, however, that Sellers’ Representative shall not have the right to control any Tax Proceeding for a Straddle Period (and Buyer shall control such Tax Proceeding) if Buyer reasonably determines that, in the event of an adverse resolution of such Tax Proceeding, the amount of any increase in Tax for the portion of such Straddle Period ending on the Closing Date is likely to be less than any increase in Tax for the portion of such Straddle Period beginning after the Closing Date.

(vi)                              Whichever of Sellers’ Representative and Buyer controls a Tax Proceeding shall (A) keep the other of them fully apprised of the status of, and all developments in (including all communications with the relevant taxing authority concerning), such Tax Proceeding, and (B) shall afford the other of them full opportunity to participate (at such other’s own expense) in the conduct of such Tax Proceeding, including, without limitation, the right to participate in conferences with the taxing authority and submit pertinent supporting material; provided that, a failure by Buyer with respect to such obligations will not relieve any Seller of any liability that it may have to Buyer, except to the extent that Seller is materially prejudiced by such failure.  Neither Sellers’ Representative nor Buyer shall settle or compromise any Tax Proceeding for any Pre-Closing Tax Period or Straddle Period without prior written consent of the other of them, which consent shall not be unreasonably delayed, conditioned or withheld.

(i)                                     Value of Basis-Step Up for Purposes of Determining the Allocation of Consideration Among the Sellers.  Sellers’ Representative and Buyer agree to assign a value to the basis step-up for Tax purposes arising from Buyer’s acquisition of the Membership Interests, which value will be used solely for purposes of allocating the consideration among the Sellers. Such assigned value shall not be considered an agreement, admission or acknowledgement of the value of the basis step-up for Tax purposes arising from Buyer’s acquisition of the Membership Interests in the event of any disagreement or dispute to which Buyer, the Blocker, the Company or any of their respective Affiliates is a party.

11.02                 Treatment of Indemnification Payments.

Each party will treat all payments made pursuant to this Article XI as adjustments to the Purchase Price for all purposes.

11.03                 Other Rights and Remedies Not Affected; No Double Recovery.

The indemnification rights under this Article XI are independent of and in addition to such rights and remedies as the parties may have under Article XII for any misrepresentation, breach of warranty or failure to perform any agreement or covenant contained in this Agreement.  Notwithstanding anything herein to the contrary, none of the Buyer Indemnitees shall be entitled to (i) a duplicative recovery for the same Loss with respect to Taxes under Article XI and Article XII or (ii) a recovery for a Loss with respect to Taxes to the extent such Taxes were included in the calculation of the Estimated Closing Cash Purchase Price or the Final Closing Cash Purchase Price.

ARTICLE XII.
INDEMNIFICATION

12.01                 Survival.

All representations, warranties, covenants, and other agreements contained in this Agreement, any Schedule, or any other certificate delivered at the Closing in connection with this Agreement, shall survive the Closing as follows:

(a)                                 each of the Fundamental Representations shall survive the Closing until the seven-year anniversary of the Closing Date;

(b)                                 each of the Extended Exposure Representations shall survive the Closing until 30 days following the six-year anniversary of the Closing Date;

(c)                                  each of the Standard Representations shall survive the Closing until the 18-month anniversary of the Closing;

(d)                                 each covenant or agreement required to be performed prior to the Closing shall survive the Closing until the 18-month anniversary of the Closing; and

(e)                                  each covenant and agreement required to be performed after the Closing shall survive in accordance with the terms of such covenant or agreement.

12.02                 Indemnification by the Sellers.

(a)                                 From and after the Closing each Seller shall, severally in proportion to such Seller’s Pro Rata Share, and not jointly, indemnify and hold Buyer, the Company, the Blocker and each of their respective Affiliates, Subsidiaries, employees, agents, representatives, successors and assigns (collectively, the “Buyer Indemnitees”) harmless from and against any and all Losses resulting from or arising out of:

(i)                                     the breach of any representation or warranty concerning the Company set forth in Article IV, any Schedule related thereto, or the Company’s Secretary Certificate or the certificate delivered by the Company pursuant to Section 2.02(b)(xiv);

(ii)                                  any violation by the Company of any covenant or other agreement contained in this Agreement or any Schedule to be performed by the Company prior to the Closing pursuant to the terms hereof or thereof;

(iii)                               any Sellers’ Expenses and any Closing Indebtedness of the Company, in each case to the extent not included in the calculation of the Final Closing Cash Purchase Price; or

(iv)                              any claim by or on behalf of any holder or former holder or purported holder of Purchased Securities, in their capacity as such, with respect to any inaccuracy or omission in the Payment Spreadsheet or any claim by any Person that it is entitled to receive any amounts in connection with the transactions contemplated by this Agreement other than as set forth in the Payment Spreadsheet;

provided that the Buyer Indemnitees shall not be entitled to a duplicative recovery for the same Loss with respect to Taxes under Articles XI and XII.

(b)                                 From and after the Closing, each Seller is solely responsible for and shall indemnify and hold the Buyer Indemnitees harmless from and against, any and all Losses resulting from or arising out of:  (i) any breach by such Seller of any representation or warranty concerning such Seller contained in Article III of this Agreement or any Schedule related thereto; (ii) any violation by such Seller of any covenant or other agreement contained in this Agreement or any Schedule related thereto that is required to be performed by such Seller prior to the Closing pursuant to the terms hereof or thereof; or (iii) any violation by such Seller of any covenant or other agreement contained in this Agreement or in any Schedule related thereto that is required to be performed from and after the Closing pursuant to the terms hereof and thereof.

(c)                                  From and after the Closing, the B-Fund shall indemnify and hold Buyer Indemnitees harmless from and against any and all Losses resulting from or arising out of:  (i) any breach by the Blocker of any representation or warranty concerning the Blocker contained in Article V of this Agreement, any Schedule related thereto or the Blocker’s Secretary’s Certificate; (ii) any violation by the Blocker of any covenant or other agreement contained in this Agreement or any Schedule related thereto that is required to be performed by the Blocker prior to the Closing pursuant to the terms hereof or thereof; or (iii) any Indebtedness of the Blocker existing immediately prior to the Closing not otherwise paid in full at or prior to the Closing.

(d)                                 The Sellers shall not be liable for any Loss or Losses pursuant to Section 12.02(a)(i), Section 12.02(a)(ii), Section 12.02(b)(i), Section 12.02(b)(ii), Section 12.02(c)(i) or Section 12.02(c)(ii) (“Buyer Warranty Losses”) (other than with respect to Fundamental Representations and Extended Exposure Representations) and no claim for Buyer Warranty Losses shall be made (i) with respect to any single Loss (or series of related or similar Losses) of less than $25,000, (ii) unless and until the aggregate amount of all Buyer Warranty Losses incurred by the Buyer Indemnitees (excluding Losses for which indemnification would not be available as a result of clause (i) above) exceeds $2,000,000 (the “Threshold”), in which case the Sellers shall be liable for the full amount of the Buyer Warranty Losses in excess of the Threshold, and (iii) to the extent that Buyer Warranty Losses exceed $10,000,000 (the “Cap”) in the aggregate.  The Sellers shall not be liable for any Buyer Warranty Losses with respect to breaches of the Extended Exposure Representations to the extent that such Buyer Warranty Losses exceed the Extended Exposure Rep Cap.  The Sellers shall not be liable for any Buyer Warranty Losses with respect to breaches of the Fundamental Representations to the extent that such Buyer Warranty Losses exceed the Closing Cash Purchase Price actually received by them.  Notwithstanding the foregoing, the limitation on Losses set forth in this Section 12.02(d) shall not apply to any Losses pursuant to Section 12.02(a)(i) arising from fraud related to the representations and warranties of the Company or any Losses pursuant to Sections 12.02(a)(iii), 12.02(a)(iv), 12.02(b)(iii), or 12.02(c)(iii), provided that no Seller shall be liable for any Losses under Section 12.02 or otherwise to the extent such Losses exceed the portion of the Closing Cash Purchase Price actually received by such Seller.

(e)                                  Buyer’s right to make claims under this Article XII and Section 11.01, shall be further subject to the following limitations and conditions:

(i)                                     None of Buyer, the Company or the Sellers may assign their rights in the Escrow Fund or any interest therein without the prior written consent of Buyer, the Company and Sellers’ Representative.

(ii)                                  No Buyer Indemnitee shall, directly or indirectly, (A) initiate any claim for indemnification under Section 12.02(a) or Section 11.01 unless such claim is brought against all of the Sellers or (B) offer to compromise any claim for indemnification under Section 12.02(a) or Section 11.01 unless the same offer is made to all of the Sellers.

(iii)                               No claim for indemnification shall be made with respect to Losses arising out of any breach of the representations or warranties contained in Article IV or otherwise to the extent there has been a corresponding reduction in the calculation of the Estimated Closing Cash Purchase Price or the Final Closing Cash Purchase Price.

(iv)                              Except as otherwise provided herein, no Seller shall be liable for any Loss under Section 12.02(a) or Section 11.01 in excess of such Seller’s Pro Rata Share of each such Loss, and the Buyer Indemnitees shall not be entitled to recover from any Seller any claim for indemnification in an amount greater than the Closing Cash Purchase Price actually received by such Seller minus all amounts previously paid by or on behalf of such Seller to or on behalf of a Buyer Indemnitee pursuant to this Agreement.  For purposes of the Sellers’ indemnification obligations hereunder, a Seller’s “Pro Rata Share” shall be as set forth on the Payment Spreadsheet, it being understood and agreed that with respect to any indemnification obligations hereunder of the Sellers with respect to Section 12.02(a)(i) for any breach of any Extended Exposure Representation or Fundamental Representation contained in Article IV, in each case that is not paid out of the Escrow Fund, the Pro Rata Share of the Majority Sellers shall equal 100% of Losses subject to indemnification under 12.02(a)(i) in excess of the Cap.

12.03                 Indemnification by Buyer.

(a)                                 Buyer shall indemnify and hold each Seller, its Affiliates, employees, agents, representatives, successors and assigns (the “Seller Indemnitees”) from and against any and all Losses based upon, resulting from or arising out of:

(i)                                     the breach of any representation or warranty by Buyer contained in this Agreement, any Schedule related thereto, the Buyer’s Secretary Certificate or the certificate delivered by Buyer pursuant to Section 2.02(a)(vii);

(ii)                                  any breach of any covenant or other agreement by Buyer contained in this Agreement or any Schedule; and

(iii)                               any breach of any covenant or other agreement by the Company or the Blocker contained in this Agreement, any Schedule related thereto or the Registration Rights Agreement, in each case that is required to be performed following the Closing.

(b)                                 Buyer shall not be liable for any Loss or Losses pursuant to Section 12.03(a)(i) or 12.03(a)(ii) (“Seller Warranty Losses”) (other than with respect to Extended Exposure Representations and Fundamental Representations) (i) unless and until the aggregate amount of all Seller Warranty Losses incurred by the Seller Indemnitees exceeds the Threshold, in which case Buyer shall be liable for all Seller Warranty Losses including the Threshold, and (ii) to the extent that Seller Warranty Losses exceed the Cap in the aggregate.  Buyer shall not be liable for any Seller Warranty Losses with respect to breaches of the Extended Exposure Representations to the extent that such Seller Warranty Losses exceed the Extended Exposure Rep Cap.  Buyer shall not be liable for any Seller Warranty Losses with respect to Fundamental Representations to the extent that such Seller Warranty Losses exceed $105,000,000.  Notwithstanding the foregoing, the limitation on Losses set forth in this Section 12.03(b) shall not apply to any Losses pursuant to Section 12.03(a)(i) arising from fraud related to the representations and warranties of Buyer or any Losses pursuant to Section 12.03(a)(iii).

12.04                 Time Limitations; Extended Exposure Rep Cap.

(a)                                 No claim for breach of any representation or warranty, or any covenant or agreement to be performed prior to, or as of the Closing shall be brought after the applicable date set forth in Section 12.01, except for any claim (i) of which the Buyer Indemnitee notifies Sellers’ Representative of a claim (specifying the factual basis of the claim in reasonable detail to the extent known by such Buyer Indemnitee and a good faith estimation of the Losses with respect thereto) on or before the expiration date of the applicable survival period set forth in Section 12.01 that relates to the alleged breached representation, warranty or covenant in question, (ii) of which the Seller Indemnitee notifies Buyer of a claim (specifying the factual basis of the claim in reasonable detail to the extent known by such Seller Indemnitee and a good faith  estimation of the Losses with respect thereto) on or before the expiration date of the applicable survival period set forth in Section 12.01 that relates to the alleged breached representation, warranty or covenant in question, or (iii) that is brought by an Indemnitor during the Response Period as a counterclaim to a claim brought in accordance with the preceding clauses (i) or (ii).

(b)                                 If an Indemnitee delivers to an Indemnitor, before expiration of a representation, warranty, covenant or agreement, a proper notice of claim for indemnification in accordance with the terms of this Agreement based upon a breach of such representation, warranty, covenant or agreement, then the applicable representation, warranty, covenant or agreement shall survive until, but only for purposes of, the final resolution of the matter covered by such notice.

(c)                                  Notwithstanding anything herein to the contrary, the Extended Exposure Rep Cap with respect to the Sellers shall decrease over time such that if a claim for breach of an Extended Exposure Representation is brought by a Buyer Indemnitee in accordance with the provisions of Article XII,

(i)                                     from and after the Closing and prior to the one-year anniversary of the Closing Date, the Extended Exposure Rep Cap for all such claims made during such period is $45,000,000 minus all Buyer Warranty Losses for which the Sellers are liable pursuant to Section 12.02(a)(i) and (a)(ii) and which are paid prior to the one-year anniversary of the Closing Date (the “Year 1 Amount”);

(ii)                                  from and after the one-year anniversary of the Closing Date and prior to the two-year anniversary of the Closing Date, the Extended Exposure Rep Cap for all such claims made during such period shall be the Year 1 Amount minus the greater of (x) $7,500,000 or (y) all Buyer Warranty Losses for which the Sellers are liable pursuant to Section 12.02(a)(i) and (a)(ii) and which are paid from and after the one-year anniversary of the Closing Date and prior to the two-year anniversary of the Closing Date (the “Year 2 Amount”);

(iii)                               from and after the two-year anniversary of the Closing Date and prior to the three-year anniversary of the Closing Date, the Extended Exposure Rep Cap for all such claims made during such period shall be the Year 2 Amount minus the greater of (x) $7,500,000 or (y) all Buyer Warranty Losses for which the Sellers are liable pursuant to Section 12.02(a)(i) and (a)(ii) and which are paid from and after the two-year anniversary of the Closing Date and prior to the three-year anniversary of the Closing Date (the “Year 3 Amount”);

(iv)                              from and after the three-year anniversary of the Closing Date and prior to the four-year anniversary of the Closing Date, the Extended Exposure Rep Cap for all such claims made during such period shall be the Year 3 Amount minus the greater of (x) $7,500,000 or (y) all Buyer Warranty Losses for which the Sellers are liable pursuant to Section 12.02(a)(i) and (a)(ii) and which are paid from and after the three-year anniversary of the Closing Date and prior to the four-year anniversary of the Closing Date (the “Year 4 Amount”);

(v)                                 from and after the four-year anniversary of the Closing Date and prior to the five-year anniversary of the Closing Date, the Extended Exposure Rep Cap for all such claims made during such period shall be the Year 4 Amount minus the greater of (x) $7,500,000 or (y) all Buyer Warranty Losses for which the Sellers are liable pursuant to Section 12.02(a)(i) and (a)(ii) and which are paid from and after the four-year anniversary of the Closing Date and prior to the five-year anniversary of the Closing Date (the “Year 5 Amount”); and

(vi)                              from and after the five-year anniversary of the Closing Date and prior to the six-year anniversary of the Closing Date, the Extended Exposure Rep Cap for all such claims made during such period shall be the Year 5 Amount minus the greater of (x) $7,500,000 or (y) all Buyer Warranty Losses for which the Sellers are liable pursuant to Section 12.02(a)(i) and (a)(ii) and which are paid from and after the five-year anniversary of the Closing Date and prior to the six-year anniversary of the Closing Date;

In determining the applicable Extended Exposure Rep Cap at any given time applicable to any claim made for any breach of an Extended Exposure Representation, the measurement date shall be the date on which a Notice of Claim is received by Sellers’ Representative with respect thereto.  For the avoidance of doubt, the aggregate liability of the Sellers with respect to all breaches of the Extended Exposure Representations shall never exceed an amount equal to (x) $45,000,000, minus (y) any Buyer Warranty Losses for which the Sellers are liable pursuant to

Section 12.02(a)(i) and (a)(ii) (other than any Buyer Warranty Loss for which the Sellers are liable arising from any breach of any Extended Exposure Representation).  With respect to the Extended Exposure Rep Cap applicable to claims brought by a Seller Indemnitee against Buyer, the provisions of this Section 12.04(c) shall apply mutatis mutandis.

12.05                 Indemnification Procedures for Third-Party Claims.

(a)                                 In the event that an Indemnitee receives notice of the assertion of any claim or the commencement of any Action by a third party in respect of which indemnification may be sought under the provisions of this Article XII (“Third-Party Claim”), the Indemnitee shall promptly notify the Indemnitor in writing (“Notice of Claim”) of such Third-Party Claim.  Failure or delay in notifying the Indemnitor will not relieve the Indemnitor of any liability it may have to the Indemnitee, except and only to the extent that such failure or delay causes actual harm to or otherwise prejudices the Indemnitor with respect to such Third-Party Claim.  The Notice of Claim shall set forth the amount, if known, or, if not known, a good faith estimate of the foreseeable amount of claimed Losses (which estimate shall not be conclusive of the final amount of such Losses) and a description in reasonable detail of the basis for such Third-Party Claim.  Notwithstanding the foregoing, in the case of any claim for indemnification hereunder by or against one or more Seller(s), Sellers’ Representative shall act on behalf of such Seller(s) for the purposes of this Section 12.05 and any actions taken (or not taken) by Sellers’ Representative on behalf of any such Seller shall be binding on such Seller as an Indemnitor or Indemnitee, as the case may be, hereunder.  All notices to any Seller under this Section 12.05 may be provided by Buyer to Sellers’ Representative in lieu of providing such notice to any specific Seller.

(b)                                 Subject to the further provisions of this Section 12.05, the Indemnitor will have sixty (60) days from the date on which the Indemnitor receives the Notice of Claim (the “Response Period”) to notify the Indemnitee that the Indemnitor wishes to assume the defense or prosecution of such Third-Party Claim and any litigation resulting therefrom with counsel of its choice (reasonably satisfactory to the Indemnitee) (a “Third-Party Defense”).  The Indemnitee will reasonably cooperate with the Indemnitor during such Response Period (including providing such information and documents relating to such Third-Party Claim as the Indemnitor may reasonably request) as Indemnitor determines whether it wishes to assume such Third-Party Defense. Further, during the Response Period, the Indemnitor and Indemnitee shall reasonably cooperate with one another with respect to any answers, filings, notices or responses required with respect to such Third Party Claim, and the Indemnitee shall not make any material admission of any legal liability, fault or wrongdoing in connection with such matter.  If the Indemnitor assumes the Third Party Defense in accordance with the preceding sentence, the Indemnitor shall be conclusively deemed to have acknowledged that the Third Party Claim is within the scope of its indemnity obligation hereunder and shall hold the Indemnitee harmless from and against the full amount of any Losses resulting therefrom (subject to the terms and conditions of this Agreement, including the limitations set forth herein).  Any Indemnitee shall have the right to employ separate counsel, at its own expense, in any such Third-Party Defense and to participate therein.

(c)                                  The Indemnitor will not be entitled to assume the Third-Party Defense if:

(i)                                     the Third-Party Claim seeks, in addition to or in lieu of monetary damages, any injunctive or other equitable relief (except where such non-monetary relief is merely incidental to a primary claim or claims for monetary damages);

(ii)                                  the Third-Party Claim relates to or arises in connection with any criminal Proceeding, Action, indictment, allegation or investigation;

(iii)                               the Third-Party Claim relates to or arises in connection with any Action relating to Environmental Requirements;

(iv)                              the Third-Party Claim seeks monetary damages in excess of the limitations set forth in this Agreement;

(v)                                 under applicable standards of professional conduct, a conflict on any significant issue exists between the Indemnitee and the Indemnitor in respect of the Third-Party Claim;

(vi)                              the Indemnitor has failed or is failing to vigorously prosecute or defend such Third-Party Claim; or

(vii)                           the Indemnitor fails to provide reasonable assurance at the time of the assumption to the Indemnitee of its financial capacity to prosecute the Third Party Defense and provide indemnification in accordance with the provisions of this Agreement.

(d)                                 If by reason of a Third-Party Claim in respect of which the Indemnitor is liable for any indemnification hereunder, a Lien, attachment, garnishment or execution is placed upon any of the property or assets of the Indemnitee, the Indemnitor, if it desires to exercise its right to assume such Third Party Defense, must furnish a satisfactory indemnity bond to obtain the prompt release of such Lien, attachment, garnishment or execution.

(e)                                  If the Indemnitor assumes a Third-Party Defense, it will take reasonably necessary steps in the defense, prosecution, or settlement of such claim or litigation and will hold all Indemnitees harmless from and against all Losses caused by or arising out of such Third-Party Claim for which the Indemnitor is liable pursuant to the terms and conditions of this Article XII, subject to the terms and conditions of this Agreement and the limitations set forth herein.  Further, the Indemnitor will not consent to the entry of any judgment or enter into any settlement on behalf of the Indemnitee except with the written consent of the Indemnitee (not to be unreasonably withheld, conditioned or delayed); provided, that the consent of the Indemnitee shall not be required if all of the following conditions are met: (i) the terms of the judgment or proposed settlement include as an unconditional term thereof the giving to the Indemnitee(s) by the third party of a release of the Indemnitee(s) from all liability in respect of such Third-Party Claim, (ii) there is no finding or admission of any violation of Law by the Indemnitees (or any Affiliate thereof), and (iii) the primary form of relief is monetary damages which are paid in full by the Indemnitor.  The Indemnitor shall conduct the defense of the Third-Party Claim actively and diligently, and the Indemnitee will provide reasonable cooperation in the defense of the Third-Party Claim.  So long as the Indemnitor is reasonably conducting the Third-Party Defense in good faith, the Indemnitee will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim, nor will the

Indemnitee take any action with respect to such Third-Party Claim or the defense thereof without the prior written consent of the Indemnitor (not to be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, the Indemnitee shall have the right to pay or settle any such Third-Party Claim; provided, that in such event it shall waive any right to indemnification therefor by the Indemnitor for such claim unless the Indemnitor shall have consented in writing to such payment or settlement.

(f)                                   In the event that (i) an Indemnitee gives Notice of Claim to the Indemnitor and the Indemnitor fails or elects not to assume a Third-Party Defense which the Indemnitor had the right to assume under this Section 12.05, or (ii) the Indemnitor is not entitled to assume the Third-Party Defense pursuant to this Section 12.05, the Indemnitee shall defend, conduct and control the Third-Party Defense, with counsel of its choice, subject to the terms and conditions of this Agreement and the limitations set forth herein at the Indemnitee’s sole cost and expense unless prompt written notice of such Third-Party Claim was not provided to the Indemnitee by the Indemnitor.  In each case, the Indemnitee shall conduct the Third-Party Defense actively and diligently and any Indemnitor shall have the right to employ separate counsel, at its own expense, in any such Third-Party Defense and to participate therein, and the Indemnitee shall keep the Indemnitor reasonably informed of the progress of any such Third-Party Defense.  Further, the Indemnitee will not consent to the entry of any judgment or enter into any settlement with respect to such Third-Party Claim except with the written consent of the Indemnitor (not to be unreasonably withheld, conditioned or delayed); provided, that the consent of the Indemnitor shall not be required if all of the following conditions are met:  (A) the terms of the judgment or proposed settlement include as an unconditional term thereof the giving to the Indemnitor(s) by the third party of a release of the Indemnitor from all liability in respect of such Third-Party Claim, (B) there is no finding or admission of any violation of Law by the Indemnitor (or any Affiliate thereof) and (C) the primary form of relief is monetary damages which are paid in full by the Indemnitee (subject to Indemnitee’s rights to seek indemnification pursuant to this Article XII, subject to the limitations with respect thereto, for any such amounts paid).

(g)                                  Each party to this Agreement shall use its commercially reasonable efforts to cooperate and to cause its employees to cooperate with and assist the Indemnitee or the Indemnitor, as the case may be, in connection with any Third-Party Defense, including attending conferences, discovery proceedings, hearings, trials and appeals and furnishing records, information and testimony, as may reasonably be requested; provided that each party shall use its commercially reasonable efforts, in respect of any Third-Party Claim of which it has assumed the defense, to preserve the confidentiality of all Confidential Information and the attorney-client and work-product privileges.

12.06                 Indemnification Procedures for Non-Third-Party Claims.

(a)                                 In the event of a claim that does not involve a Third-Party Claim being asserted against him, her or it, the Indemnitee shall send a Notice of Claim to the Indemnitor.  The Notice of Claim shall set forth the amount, if known, or, if not known, a good faith estimate of the amount of claimed Losses (which estimate shall not be conclusive of the final amount of such Losses) and a description in reasonable detail of the basis for such claim.  The Indemnitor will have 30 days from receipt of such Notice of Claim to dispute the claim and will reasonably cooperate and assist the Indemnitee in determining the validity of the claim for indemnification.  During such 30-day period, the Indemnitee shall allow the Indemnitor and its professional advisors to investigate the matter or circumstance alleged to give rise to the claim, and whether and to what extent any amount is payable in respect of the claim and the Indemnitee shall provide such information, documentation and access to its senior level employees with respect thereto, as the Indemnitor or any of its professional advisors may reasonably request.  If the Indemnitor does not give written notice to the Indemnitee that it disputes such claim within 30 days after its receipt of the Notice of Claim, the claim specified in such Notice of Claim will be conclusively deemed a Loss subject to indemnification hereunder (and the limits set forth herein).  Notwithstanding the foregoing, Sellers’ Representative shall act on behalf of the Sellers for the purposes of this Section 12.06 and any actions taken (or not taken) by Sellers’ Representative on behalf of any Seller(s) shall be binding on such Seller(s) as an Indemnitor or Indemnitee, as the case may be, hereunder.  All notices to any Seller under this Section 12.06 may be provided by Buyer to Sellers’ Representative in lieu of providing such notice to any specific Seller.

(b)                                 In the event that (i) any pending claim for indemnification pursuant to Section 12.06(a) has not been resolved by the later of (A) the 24-month anniversary of the date of this Agreement and (B) 90 days after the date on which the amount of Losses sought to be indemnified pursuant to such pending claim are reasonably known and determinable (the “Outside Indemnification Date”) and (ii) Buyer has not commenced a cause of action in court with respect to such pending claim in accordance with Section 12.05 (whether before, on or after the Outside Indemnification Date), Sellers’ Representative shall have the right (but not the obligation) pursuant to the procedures set forth in this Section 12.06(b) to seek an expedited determination of whether a breach of any representation, warranty, covenant or agreement has occurred or is continuing and/or the effect of such breach on the obligations of the indemnifying party (including the amount of the Losses, if any, associated therewith) and/or the rights of the indemnified party hereunder.  At Sellers’ Representative’s written election, the parties shall submit such dispute or controversy to binding arbitration in Wilmington, Delaware under the then effective JAMS’ Streamlined Arbitration Rules and Procedures (the “JAMS Rules”); each party shall bear its own costs and shall pay one-half of the fees and expenses of the Arbitrator in connection with any such arbitration.  Such arbitration shall be initiated by written notice by Sellers’ Representative to Buyer and delivery to JAMS pursuant to the JAMS Rules.  Buyer and Sellers’ Representative each shall select one independent arbitrator expert in the subject matter of the dispute, as determined in the sole discretion of the selecting party.  Such arbitrators shall select a third independent arbitrator expert in the subject matter of the dispute, as determined in the sole discretion of the initial two arbitrators, and the three arbitrators so selected shall resolve the matter according to the procedures set forth in this Section 12.06(b) (collectively, the “Arbitrator”). The arbitration determination shall be in writing and shall specify the factual and legal basis for the determination.  The determination rendered by the Arbitrator shall be final and binding.  It is the intent of the parties that any arbitration shall be concluded as quickly as reasonably practicable.  The Arbitrator shall use commercially reasonable efforts to issue a final determination within a period of twenty (20) Business Days after closure of the proceedings.  Failure of the Arbitrator to meet the time limits of this Section 12.06(b) shall not be a basis for challenging the determination.  Judgment on the Arbitrator’s determination may be entered in any court having jurisdiction.  This clause shall not preclude parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction or any other remedy permitted by Section 12.12.  Neither Buyer nor any Affiliate of Buyer shall commence any cause of action against the indemnifying party with respect to the claim that is the subject of the arbitration initiated pursuant to this Section 12.06(b) during the pendency of such arbitration or after the resolution thereof.

12.07                 Determination of Losses.

Losses for which any Indemnitor has liability hereunder shall be determined by a final, non-appealable order of a court of competent jurisdiction, by arbitration pursuant to the terms of Section 12.06, by written agreement of Buyer and Sellers’ Representative or as otherwise expressly set forth in Article XI, Section 12.05(a) and Section 12.06(b).  In determining the amount of any Losses for which a Buyer Indemnitee is entitled to assert a claim for indemnification hereunder, the amount of any such Losses shall be determined after deducting therefrom the amount of any insurance proceeds (after giving effect to any applicable deductible or retention and expenses incurred by the Buyer Indemnitee in connection with recovering such insurance proceeds) and recoveries from other third parties, in each case, actually received by the Buyer Indemnitee and the Company in respect of such Losses (which proceeds and recoveries Buyer agrees to use commercially reasonable efforts to pursue and obtain) and the amount of any refund of Taxes paid (or reduction in the amount of Taxes which otherwise would have been paid) with respect to the taxable year during which the event giving rise to a claim under Article XI or Article XII occurred or the taxable year in which payment under Article XI or Article XII was made, as result of a deduction or credit resulting from such event or payment, or, in each case, the immediately succeeding taxable year (assuming for this purpose that any such deduction or credit was treated as the last item used in calculating such Taxes).  If an indemnification payment is received by a Buyer Indemnitee, and any Buyer Indemnitee or the Company later receives insurance proceeds, other third-party recoveries or Tax benefit as described in the prior sentence in respect of the related Losses, Buyer or the Company shall as promptly as practicable pay to Sellers’ Representative, for the benefit of the Sellers, a sum equal to the lesser of (a) the actual amount of such insurance proceeds, third-party recoveries or Tax benefits or (b) the actual amount of the aggregate indemnification payments previously paid by any Seller or Sellers’ Representative, on behalf of the Sellers, with respect to such Losses.  All parties shall use commercially reasonably efforts to mitigate the amount of Losses for which they may be entitled to indemnification hereunder.

12.08                 Effect of Investigation; Waiver; Materiality.

(a)                                 An Indemnitee’s right to indemnification hereunder based upon any representation, warranty, covenant or agreement of the Indemnitor will not be affected by any investigation (including any environmental investigation or assessment) conducted, any knowledge acquired at any time (whether obtained prior to or after the Closing Date), or any waiver by the Indemnitee of any condition, with respect to the accuracy or inaccuracy of any representation or warranty of, or compliance with, such representation, warranty, covenant or agreement.  The representations and warranties and indemnification rights associated therewith are meant to allocate risk among the parties, and, therefore, any investigation by such party shall be for its own protection only and shall not affect or impair any right or remedy hereunder.

(b)                                 Each Seller acknowledges and agrees that, upon and following the Closing, neither the Company nor the Blocker shall have any Liability or obligation to indemnify or hold harmless or otherwise pay, reimburse or make any Seller whole for or on account of any indemnification or other claims made by any Buyer Indemnitee hereunder.  No Seller will have a right of contribution, indemnification, claim under the Company’s or the Blocker’s (as the case may be) organizational documents, or any other form of remuneration against the Company in respect of such indemnification, except as provided in Section 8.08.

(c)                                  For purposes of calculating the amount of Losses resulting from or arising out of any breach of such representation or warranty for which indemnification would be available under Section 12.02(a)(i) or 12.03(a)(i) and for determining whether any such breach exists, such representations and warranties, any Schedule related thereto, the Company’s Secretary Certificate or the Buyer’s Secretary’s Certificate shall be deemed to have been made without any qualifications as to materiality and, accordingly, all references herein and therein to “material,” “in all material respects,” “Material Adverse Effect” and similar qualifications as to materiality shall be deemed to be deleted therefrom; provided that this Section 12.08(c) shall not apply (i.e., such qualifiers shall not be disregarded for purposes of) to the following:  Section 4.05, Section 4.06, Section 4.07(a), Section 4.08, Section 4.09(a) and (c), Section 4.11 (in the phrase “…any other information technology software or systems material to the operation of the Business…”), Section 4.15(k), Section 4.23, Section 4.28(b) (last sentence only), Section 4.29(b) (last sentence only), Section 4.32 (first sentence only), Section 6.07, or the definition of any capitalized terms (such as “Material Contract”, “Material Supplier”, “Material Third-Party Payor” or “Material Adverse Effect”).

12.09                 Subrogation.

Upon any indemnification payment to Buyer pursuant to this Agreement, the Sellers’ Representative shall be entitled to exercise, and shall be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that Buyer or any of its Affiliates may have against any insurer or other Person in respect of Losses to which such payment relates, except to the extent that the pursuit of any such remedies via subrogation against any non-insurer would materially and adversely affect the Company, provided that the Sellers’ Representative shall be fully subrogated to any rights and remedies that Buyer might have with respect to any indemnification payment made on account of an Extended Exposure Representation without regard to such exception.  Buyer shall execute all instruments as the Sellers’ Representative may reasonably request for the purpose of enabling the Sellers’ Representative to perfect or exercise the right of subrogation of the Sellers Representative under this Section 12.09.

12.10                 Setoff Rights.

Subject in all instances to Section 12.13, upon written notice to Sellers’ Representative specifying in reasonable detail the basis therefor (including and providing for a cure period (if curable) of at least ten Business Days), if a Seller has not satisfied any indemnification obligation conclusively owed by him, her or it hereunder (absent no fault of Buyer), Buyer may set off the indemnification amount to which Buyer is entitled from such Seller against the Contingent Payment otherwise payable by Buyer to -such Seller under Section 1.04 of this Agreement.  Any

Contingent Consideration subject to setoff hereunder shall be valued based on the average of the closing price of Lion Stock on the New York Stock Exchange for the ten trading days ending on the last day of such cure period.  Neither the exercise of, nor the failure to exercise such right of setoff will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies against such Seller that may be available to Buyer.

12.11                 Treatment of Indemnification Payments.

Each party will treat all payments made pursuant to this Article XII as adjustments to the Purchase Price for all purposes to the extent allowed by applicable Law.

12.12                 Exclusive Remedy.

All representations, warranties, covenants and agreements set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein.  The remedies provided in Article XI and this Article XII shall be the sole and exclusive remedies of the Buyer Indemnitees and the Seller Indemnitees and their respective heirs, successors and assigns after the Closing with respect to this Agreement and the transactions contemplated hereby, including any breach or non-performance of any representation, warranty, covenant or agreement contained herein.  Following the Closing, no Buyer Indemnitee or Seller Indemnitee shall bring any claim with respect to this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, other than (i) a claim of fraud against the party that committed such fraud, (ii) an indemnification claim made by Buyer on behalf of the Buyer Indemnitees in accordance with Section 12.02(a), (iii) an indemnification claim made by Buyer on behalf of the Buyer Indemnitees against a particular Seller in accordance with Section 12.02(b), (iv) an indemnification claim made by Buyer on behalf of the Buyer Indemnitees against a particular Blocker Seller in accordance with Section 12.02(c), (v) an indemnification claim made by Sellers’ Representative on behalf of Seller Indemnitees against Buyer in accordance with Section 12.03 or (vi) a claim made by Buyer on behalf of the Buyer Indemnitees or made by Sellers’ Representative on behalf of Seller Indemnitees for equitable relief in accordance with Section 8.4(d) or Section 15.17.  The provisions of this Article XII constitute an integral part of the consideration given by Buyer pursuant to this Agreement and were specifically bargained for and reflected in the total amount of the Purchase Price payable in connection with the transactions contemplated hereby.  For the avoidance of doubt, noting in this Section 12.12 shall limit or impair any rights of a Seller from and after the Closing as a stockholder of Buyer.

12.13                 Payment of Indemnification.

Notwithstanding anything to the contrary contained in this Article XII, any indemnification obligations of a Seller to the Buyer Indemnitees pursuant to Section 12.02(a) must first be drawn from such Seller’s Pro Rata Share of the Escrow Fund.  Thereafter, subject to Section 12.02(e)(iv), each Seller will be solely liable, severally but not jointly, for its Pro Rata Share of any remaining indemnification obligations to the Buyer Indemnitees pursuant to this Agreement, subject to the limitations contained herein.

12.14                 No Other Representations or Warranties; Independent Investigation.

(a)                                 Buyer represents, warrants, covenants and agrees, on behalf of itself and the other Buyer Indemnitees, as follows:

(i)                                     None of the Company, Sellers’ Representative, any of the Sellers or any of their respective Affiliates, members, managers, investors, partners, stockholders, directors, officers, employees or advisors have made, nor has any Buyer Indemnitee relied on, any representation, warranty, covenant or agreement, express or implied, with respect to the Company, the Blocker, the Business, the transactions contemplated hereby or the accuracy or completeness of any information furnished or made available to Buyer or any of its Affiliates, other than those representations, warranties, covenants and agreements explicitly set forth in this Agreement, the Company’s Secretary’s Certificate, the Blocker’s Secretary’s Certificate or the certificate delivered pursuant to Section 2.02(b)(xv).

(ii)                                  Without limiting the generality of Section 12.12(a), Buyer agrees that no representation or warranty, express or implied, is made with respect to any financial projections or budgets that have been provided or otherwise made available to Buyer or its lending sources for the Financing, and neither Buyer nor any of its Affiliates or financing sources has relied upon any representation or warranty, express or implied, with respect to any projections, forecasts, budgets or other forward looking statements concerning the Company or the Business.

(iii)                               Buyer (i) is a sophisticated party and understands the merits and risks of consummating the transactions contemplated hereby, (ii) has been given adequate access to such information about the Company, the Blocker and the Business as Buyer has requested, and (iii) has made its own investigation into, and based thereon has formed an independent judgment concerning, the Company, the Blocker and the Business.

(b)                                 Each Seller represents, warrants, covenants and agrees, on behalf of itself and not on behalf of any other Person that none of Buyer or any of its respective Affiliates, members, managers, investors, partners, stockholders, directors, officers, employees or advisors have made, nor has such Seller or any of its Affiliates relied on, any representation, warranty, covenant or agreement, express or implied, with respect to Buyer, the transactions contemplated hereby or the accuracy or completeness of any information furnished or made available to such Seller or any of its Affiliates, other than those representations, warranties, covenants and agreements explicitly set forth in this Agreement or any certificate delivered by the Company in connection herewith.  Without limiting the generality of the foregoing, neither such Seller nor any of its Affiliates has relied upon any representation or warranty, express or implied, with respect to any projections, forecasts, budgets or other forward looking statements concerning Buyer.

ARTICLE XIII.
SELLERS’ REPRESENTATIVE

13.01                 Designation.

Symmetric Capital, LLC (“Sellers’ Representative”) is hereby designated by each of the Sellers to serve as the representative of the Sellers with respect to the matters expressly set forth in this Agreement to be performed by Sellers’ Representative.

13.02                 Authority; Successor.

(a)                                 Authority.  Each of the Sellers, by the execution of this Agreement, hereby irrevocably appoints Sellers’ Representative as the agent, proxy and attorney in fact for such Seller for all purposes of this Agreement (including the full power and authority on such Seller’s behalf) (i) to consummate the transactions contemplated herein, (ii) to disburse any funds received hereunder to such Seller and each other Seller, (iii) to execute such further instruments of assignment as Buyer shall reasonably request, (iv) to execute and deliver on behalf of such Seller any amendment or waiver hereto, (v) to take all other actions to be taken by or on behalf of such Seller in connection herewith, (vi) to give and receive all notices and communications to be given or received under this Agreement and the Escrow Agreement and to receive service of process in connection with any claims under this Agreement and the Escrow Agreement, including service of process in connection with any litigation, (vii) to act for such Seller with regard to matters pertaining to indemnification referred to herein or the Escrow Agreement, including, without limitation, the power to compromise on behalf such Seller of any claim made by such Seller, to bring, respond to, and transact matters of litigation, (viii) to execute and deliver on behalf of each Seller all ancillary agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents Sellers’ Representative deems appropriate in connection with responding to, compromising or settling any claims made by a Seller, (ix) to receive funds for, and cause the disbursement of funds from, the Escrow Fund, and (x) to do or refrain from doing each and every act and exercise any and all rights which such Seller or the Sellers collectively are permitted or required to do or exercise under this Agreement.  Each of the Sellers agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of Sellers’ Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Seller.  All decisions and actions by Sellers’ Representative (to the extent authorized by this Agreement) shall be binding upon all of the Sellers, and no Seller shall have the right to object, dissent, protest or otherwise contest the same.  Each Seller agrees that Buyer shall be entitled to rely on any action taken by Sellers’ Representative, on behalf of such Seller, pursuant to this Section 13.02 (an “Authorized Action”), and that each Authorized Action shall be binding on each Seller as fully as if such Seller had taken such Authorized Action.  Sellers’ Representative shall not be liable to any Seller for any error of judgment, or any action taken, suffered or omitted to be taken, under this Agreement or the Escrow Agreement.  Sellers’ Representative may consult with legal counsel, independent public accountants or other experts selected by him, her, or it and shall not be liable for any action taken or omitted to be taken in good faith by him, her or it in accordance with the advice of such counsel, accountants or experts.  By executing and delivering this Agreement, each Seller agrees that it shall indemnify (based on its Pro Rata Share) and hold Sellers’ Representative harmless from any and all liability, loss, cost, damage or expense (including attorneys’ fees) reasonably incurred or suffered as a result of the performance of his, her, or its duties under this Agreement, except such that arises from the gross negligence, willful misconduct or fraud of Sellers’ Representative.

(b)                                 Successor.  Within 15 days after the death, incapacity or resignation of Sellers’ Representative, or his, her, or its successor as Sellers’ Representative, a majority-in-interest of the holders of the Company’s membership interests immediately prior to the Closing shall appoint a successor Sellers’ Representative (for this purpose, treating the Blocker Sellers as if they held their indirect interests in the Company directly).

13.03                 Sellers’ Representative Expense Fund.

Sellers’ Representative shall use the Sellers’ Representative Expense Fund to (a) make any payments required to be made for the account of the Sellers pursuant to this Agreement, (b) pay any Sellers’ Expenses not otherwise paid at the Closing and (c) pay all costs and expenses incurred by or on behalf of Sellers’ Representative, in its capacity as such, including all costs and expenses incurred in connection with any pending or threatened dispute or claim with respect to this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby.  In the event the fees and expenses incurred by Sellers’ Representative in performing its duties under this Agreement and the ancillary agreements contemplated hereby exceed the Sellers’ Representative Expense Fund, the excess amount shall be the responsibility of the Sellers.  The Sellers’ Representative Expense Fund shall be held by Sellers’ Representative in a segregated bank account. The Sellers’ Representative Expense Fund shall be held or disbursed, in whole or in part, as determined by Sellers’ Representative; provided that Sellers’ Representative shall retain or cause to be retained in the Sellers’ Representative Expense Fund an amount equal to at least $2,000,000 until such time as the Sellers have no obligation to pay any amounts pursuant to Section 1.03(f) hereof.  The retention by Sellers’ Representative of any amounts in the Sellers’ Representative Expense Fund shall not be used as evidence that the Sellers have any liability hereunder.  Any amounts received by Sellers’ Representative, in its capacity as such, including any amounts released from the Escrow Fund, may be used at Sellers’ Representative’s discretion to increase the Sellers’ Representative Expense Fund.  If Sellers’ Representative determines to release all or a portion of the Sellers’ Representative Expense Fund, such amounts shall be distributed to the Sellers in accordance with Section 1.06(a).  For tax purposes, the Sellers’ Representative Expense Fund shall be treated as having been received and voluntarily set aside by the Sellers at the Closing.

ARTICLE XIV.
DEFINITIONS

14.01                 Definitions.

For purposes of this Agreement, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth herein:

“Access Rights” has the meaning set forth in Section 7.02(a).

“Acquired Business” has the meaning set forth in Section 1.04(e)(iii).

“Action” means any actual claim, action, cause of action, formal demand, lawsuit, arbitration, inquiry, audit, written notice of violation, Proceeding, litigation, citation, summons,

subpoena or formal  civil, criminal, administrative or regulatory investigation, whether at law or in equity.

“Adjustment Event” means, collectively and individually, the completion, on or prior to the end of the Earnout Period, of any event or transaction of the type described in any of clauses (w), (x), (y) or (z) of the first sentence of Section 1.04(e)(iii).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such first Person.

“Affiliate Business” has the meaning set forth in Section 1.04(e)(iii).

“Agreement” has the meaning set forth in the preamble.

“AIV Fund” has the meaning set forth in the recitals.

“Arbitrator” has the meaning set forth in Section 12.05.

“Audited Financial Statements” has the meaning set forth in Section 4.05.

“Authorized Action” has the meaning set forth in Section 13.02(a).

“Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA Section 3(3)) and any other employee benefit plan, program, nonqualified deferred compensation plan, severance or similar arrangement of any kind that applies to current or former employees or directors (or their spouses or dependent children) of the Company or any ERISA Affiliate of the Company that the Company or any ERISA Affiliate of the Company maintains, to which the Company or any ERISA Affiliate of the Company contributes or has any obligation to contribute, or with respect to which the Company or any ERISA Affiliate of the Company has any Liability or potential Liability.

“B-Fund” has the meaning set forth in the preamble.

“Blocker” has the meaning set forth in the recitals.

“Blocker Seller” has the meaning set forth in the preamble.

“Blocker’s Secretary Certificate” has the meaning set forth in Section 2.02(b)(xii).

“Blocker Stock” has the meaning set forth in the recitals.

“Business” means the business of (a) selling, marketing or providing infusion or injectable pharmacy and nursing services, including but not limited to specialty pharmacy services, selling, marketing or providing infused or injected healthcare products (per a valid patient-specific prescription) to patients, to be administered at the patient’s home or at an alternative clinical site, provision of clinical care management services for hemophilia, von Willebrand disease and related bleeding disorders, intravenous and subcutaneous immunoglobulin therapies (for primary immune and neurological conditions), and other miscellaneous therapies in which the Company is currently engaged or engages prior to the Closing, (b) providing training and education of patients and their caregivers and families through various methods, patient and family support, nursing, insurance processing and community support for hemophilia, von Willebrand disease and related bleeding disorders, intravenous and subcutaneous immunoglobulin therapies (for primary immune and neurological conditions), and other miscellaneous therapies in which the Company is currently engaged or engages prior to the Closing, and (c) participating in and sponsoring community events and assisting in the development of relationships between the Company’s clients and community agencies that aid patients with specific illnesses for which the Company otherwise provides the aforementioned services.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Michigan are authorized or required by Law to be closed for business.

“Business Products” has the meaning set forth in the definition of “Service Liability Claims.”

“Buyer” has the meaning set forth in the preamble.

“Buyer Group” has the meaning set forth in Section 7.02(a).

“Buyer Indemnitees” has the meaning set forth in Section 12.02(a).

“Buyer Exchange Documents” has the meaning set forth in Section 2.02(a)(v).

“Buyer Financial Statements” has the meaning set forth in Section 6.07.

“Buyer Material Adverse Effect” means any event, circumstance, effect, condition or change, individually or in the aggregate that has had or that would be reasonably expected to have a material adverse effect on the business, assets, financial condition, operating results, or operations of Buyer, taken as a whole; provided, however, that Buyer Material Adverse Effect shall exclude any adverse events, circumstances, effects, changes or conditions as and to the extent such events, circumstances, effects, changes or conditions result from (a) the announcement or publicizing of the transactions contemplated by this Agreement in accordance with this Agreement, (b) the pendency or consummation of the transactions contemplated by this Agreement or any actions by Buyer, the Company or the Sellers taken pursuant to this Agreement, (c) general deterioration in the economic conditions or in financial markets, (d) general deterioration in or other conditions generally affecting the industry in which the Buyer competes (except to the extent such deterioration is disproportionately adverse to the Buyer relative to other Persons in the industry), (e) any change or effect resulting from any hostilities, an act of war or terrorism, (f) any change or effect resulting from changes in Law or GAAP after the date hereof or (g) the failure of the Buyer to achieve any financial projections or budget, but specifically excluding the underlying facts related thereto

“Buyer SEC Documents” has the meaning set forth in Section 6.06.

“Buyer Warranty Losses” has the meaning set forth in Section 12.02(d).

“Buyer’s Secretary Certificate” has the meaning set forth in Section 2.02(a)(vi).

“Cap” has the meaning set forth in Section 12.02(d).

“Cash on Hand Adjustment Amount” means an amount, if any, equal to all unrestricted cash of the Company and the Blocker as of immediately prior to the Closing, provided that any such cash held by the Blocker shall be disbursed solely to the Blocker Sellers as set forth on the Payment Spreadsheet, and unrestricted cash shall mean all cash and cash equivalents, including balances in all checking and deposit accounts of the Company or the Blocker, plus (i) deposits in transit and (ii) petty cash.

“Change of Control” means, with respect to Buyer or the Company, any Person (other than Buyer, an Affiliate of Buyer or any current shareholder of Buyer that, together with its Affiliates, currently owns in excess of fifty percent (50%) of Buyer’s voting securities) acquires (a) greater than fifty percent (50.0%) of the voting securities or (b) the right to receive more than fifty percent (50%) of the proceeds upon liquidation, of Buyer or the Company, as applicable.  Change of Control shall also mean the acquisition by any current shareholder of Buyer (or Affiliate of such shareholder) that, together with its Affiliates, currently owns in excess of fifty percent (50%) of Buyer’s voting securities of greater than 85% of the outstanding voting securities of Buyer.

“Closing” has the meaning set forth in Section 2.01(a).

“Closing Cash Purchase Price” has the meaning set forth in Section 1.02(a).

“Closing Date” means the date of the Closing.

“Closing Date Balance Sheet” has the meaning set forth in Section 1.03(a).

“Closing Date Extension Notice” has the meaning set forth in Section 2.01(b).

“Closing Indebtedness” means the sum of all Indebtedness of the Company as of immediately prior to the Closing.

“Closing Statement” has the meaning set forth in Section 1.03(a).

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code Section 4980B and of any similar state Law.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commercial Payors” has the meaning set forth in Section 4.16(a).

“Company” has the meaning set forth in the preamble.

“Company’s Accounting Practices and Procedures” means the customary accounting methods, policies, practices and procedures, including classification and estimation methodology, used by the Company in the preparation of the most recent audited Financial Statements Made Available pursuant to Section 4.05.

“Company’s Secretary Certificate” has the meaning set forth in Section 2.02(b)(x).

“Company Transfers” has the meaning set forth in Section 1.04(e).

“Compliance Certificate” means the certificate delivered by the Company pursuant to Section 2.02(b)(xv) or the certificate delivered by Buyer pursuant to Section 2.02(a)(vii), as the case may be;

“Compliance Program” has the meaning set forth in Section 4.17(a).

“Confidential Information” means any non-public information that has value to the Company and is not generally known to its competitors, including client lists and information, design details, technical information and specifications, marketing techniques, plans and procedures, instruction manuals, know-how, trade secrets, information concerning market conditions, marketing and business information generally, scientific information, financial information, price policies and other material of whatever description regarding the products, services, affairs, businesses or method of carrying on business of the Company. Confidential Information does not include any information that (i) becomes generally available to the public other than as a result of a breach by any Seller, (ii) was, is or becomes available to such Seller or any of his, her or its Affiliates or representatives on a non-confidential basis from a source other than the Company or any of its Affiliates or representatives that is not known to such Seller to be subject to an obligation of confidentiality to the Company or any of its Affiliates or representatives, and (iii) was or is developed by such Seller or any of his, her or its Affiliates or representatives without use of or reliance on Confidential Information.

“Confidentiality Agreement” means that certain Confidentiality Agreement by and between the Company and Buyer, dated October 1, 2014.

“Contingent Cash” means the amount of cash to be paid to the Sellers pursuant to Section 1.04.

“Contingent Consideration” means the aggregate consideration payable to the Sellers pursuant to Section 1.04.

“Contingent Payment” has the meaning set forth in Section 1.04.

“Contingent Shares” means the shares of Lion Stock to be issued to the Sellers pursuant to Section 1.04.

“Continuing Employees” has the meaning set forth in Section 8.06(a).

“Contract” means any oral or written agreement, instrument, license, document, lease  or other business or commercial arrangement (in each case, including any extension, renewal, amendment or other modification thereof) to which such Person is a party and by which such Person is bound.

“COTS License” means computer software programs licensed to the Company on generally commercially available “shrink wrap,” “click wrap” and similar generally available end-user licenses to software.

“Debt Commitment Letter” has the meaning set forth in Section 6.09.

“Debt Financing Source(s)” has the meaning set forth in Section 7.09(c).

“Designated Firms” has the meaning set forth in Section 15.16(a).

“Disclosing Party” has the meaning set forth in Section 7.04.

“Disclosure Schedules” means the schedules to this Agreement with respect to Article III, Article IV, Article V and Article VI.

“Dispute” has the meaning set forth in Section 15.16(a).

“Dispute Notice” has the meaning set forth in Section 1.03(a).

“DOJ” has the meaning set forth in Section 7.03(b).

“Earnout Period” means the twelve (12) calendar month period following the Closing Date.  For purposes of clarity, if the Closing is effective on the first Business Day of a calendar month, the first month of the Earnout Period shall be the month in which the Closing occurs.  If the Closing is effective on a day other than the first Business Day of a calendar month, the first month of the Earnout Period shall be the calendar month following the calendar month in which the Closing occurs.

“Earnout Review Period” has the meaning set forth in Section 1.04(b).

“Earnout Statement” has the meaning set forth in Section 1.04(b).

“EBITDA” means, for any period, the amount equal to (i) the net income of the Company, plus (ii) any amounts deducted in the calculation of such net income for interest, taxes, depreciation, or amortization; provided, that such amounts may be adjusted pursuant to Section 1.04(e)(iii), and excluding for all purposes any and all Sellers’ Expenses.

“Employee Pension Benefit Plan” means any “employee pension benefit plan” as such term is defined in ERISA Section 3(2).

“Employee Welfare Benefit Plan” means any “employee welfare benefit plan” as such term is defined in ERISA Section 3(1).

“Environmental Lien” means any Lien, either recorded or unrecorded, in favor of any Governmental Entity and relating to any Liability arising under Environmental Requirements.

“Environmental Permits” is defined in Section 4.21(b).

“Environmental Requirements” means all Laws and all obligations under any Governmental Order concerning pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, discharge, release, threatened release, control or cleanup of Hazardous Substances, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA, or that is a member of the same “controlled group” with the Company pursuant to Section 4001(a)(14) of ERISA.

“Escrow Fund” has the meaning provided in the Escrow Agreement.

“Escrow Agent” has the meaning set forth in Section 2.02(a)(i).

“Escrow Agreement” has the meaning set forth in Section 2.02(a)(i).

“Escrow Amount” has the meaning set forth in Section 2.02(a)(i).

“Estimated Closing Cash Purchase Price” has the meaning set forth in Section 1.02(b).

“Estimated Closing Cash Purchase Price Certificate” has the meaning set forth in Section 1.02(b).

“Estimated Closing Date Balance Sheet” has the meaning set forth in Section 1.02(b).

“Exchange Act” means the Securities Exchange Act of 1934, as the same may be amended.

“Extended Closing Period” shall mean the Initial Closing Period or the Second Closing Period, as applicable.

“Extended Exposure Representations” means those representations and warranties set forth in 4.16 (Third-Party Payor Participation), 4.17 (Regulatory Compliance), and 6.13 (Healthcare Matters).

“Extended Exposure Rep Cap” means an amount up to $45,000,000, which amount shall be adjusted downward pursuant to Section 12.04(c).

“Final Bills” has the meaning set forth in Section 2.02(b)(iv).

“Final Closing Cash Purchase Price” means the Closing Cash Purchase Price, as finally determined pursuant to Section 1.03.

“Financial Statements” has the meaning set forth in Section 4.05.

“Financing” has the meaning set forth in Section 7.09.

“Financing Delay Event” has the meaning set forth in Section 2.01(b).

“Founders” means, collectively and individually, D. Eric Hill and Philip C. Rielly.

“Fundamental Representations” means those representations and warranties set forth in Sections 3.01 (Organization and Authority), 3.03 (Ownership of the Purchased Securities), 3.04 (Sellers’ Broker), 4.01 (Organization and Power), 4.02 (Authorization), 4.03 (Capitalization; Subsidiaries), 4.20 (Affiliate Transactions), 4.34 (Company Broker),  5.01 (Organization and Power), 5.02 (Authorization), 5.04 (Capitalization; Subsidiaries), 6.01 (Organization and Power), 6.02 (Authorization), 6.04 (Buyer’s Broker) and 6.05 (Capitalization).

“FTC” has the meaning set forth in Section 7.03(b).

“GAAP” means United Stated generally accepted accounting principles, consistently applied.

“Governmental Entity” means any government, agency, governmental department, commission, board, bureau, court, arbitration panel or instrumentality of the United States of America or any state, municipality or other political subdivision in or of any of the foregoing and any court, agency, instrumentality, regulatory commission or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government that have the force of law.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity that has the force of law.

“Government Programs” has the meaning set forth in Section 4.16(a).

“GP” has the meaning set forth in the preamble.

“Hazardous Substances” means any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, radioactive materials, or any other substance which is or may be harmful to human health or the environment or which is regulated, limited or prohibited under any Environmental Requirement.

“Health Care Laws” means applicable Laws relating to: (i) the Government Programs, (ii) the licensure, certification, qualification or authority to transact business in connection with the payment for, or arrangement of, specialty pharmacy services; (iii) health care or insurance fraud and abuse, including the following statutes: the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark laws (42 U.S.C. § 1395nn), the federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the False Statements Statute, (42 U.S.C. § 1320a-7b(a)), the Exclusion Legal Requirements (42 U.S.C. § 1320a-7), the Beneficiary Anti-Inducement Statute (42 U.S.C. § 1320a-7a(a)(5)),  the federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), and the Federal Health Care Fraud Law (18 U.S.C. § 1347); (iv) billing or claims for reimbursement submitted to any Government Programs or by any commercial payors, (v) fraudulent, abusive or unlawful practices connected in any way with the provision or marketing of health care items or services,

(vi) discount medical plans, discount drug prescription plans, or limited health or medical benefit plans, or to insurance and risk-sharing products, services and arrangements; (vii) HIPAA (viii) the practice of pharmacy and the dispensing of medication, including the Controlled Substances Act (21 U.S.C. §§ 801 et seq.); (ix) the Food and Drug Administration, including the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.); and (x) Section 340B of the Public Health Services Act, as amended from time to time, and any corresponding state Laws.

“Health Care Permits” means all permits, licenses, registrations, certificates or certificates of need, orders, qualifications, authorizations, consents, accreditations, rights, authorizations, approvals and other rights required by any Governmental Entity or other Person that are applicable to health care service providers providing the items and services that the Company provides, which shall include all Medicare, Medicaid and TRICARE provider agreements, certificates of need, certifications, governmental licenses, health care licenses, permits, regulatory agreements or other material agreements and improvements, including certificates of operation, completion and occupancy, and state licenses  or other licenses required by health care Governmental Entities, including approved provider status in any Government Program or private program in which Company participates.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 (Pub. Law 104-191), as amended from time to time, and the regulations set forth at 45 C.F.R. Parts 160, 162 and 164, as amended from time to time.

“HITECH” means the Health Information Technology for Economic Clinical Health Act, Division A, Title XIII § 1301 et. seq. of the American Recovery and Reinvestment Act of 2009, as amended from time to time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Inbound IP Licenses” has the meaning set forth in Section 4.10(a).

“Indebtedness” of any Person, means, without duplication, the sum of (i) all obligations of such Person for borrowed money and any accrued interest, prepayment premiums, or other obligations related thereto (other than trade accounts payable), (ii) all obligations of such Person for evidenced by bonds, debentures, notes, or similar instruments, (iii) all obligations of such Person under conditional sale or title retention agreements relating to any property or assets purchased by such Person, (iv) all obligations of such Person issued or assumed as the deferred purchase price for property or services (other than trade accounts payable), including, without limitation, any earn-out or similar payment obligations, (v) all obligations of such Person as lessee under any capital leases determined in accordance with GAAP, (vi) all obligations of such Person under any interest rate swap agreements or interest rate hedge agreements, (vii) obligations, whether contingent or liquidated, in respect of letters of credit that have been drawn upon and remain outstanding (including standby and commercial letters of credit), bankers’ and similar instruments, (viii) all negative cash or overdraft balances, (ix) any interest, principal, prepayment penalty, fees, or expenses of such Person relating to any of the foregoing, and (x) any obligation of such Person, contingent or otherwise, guaranteeing or having the economic effect of guaranteeing any of the foregoing. In no event will Indebtedness include (a) any

Liability included in the calculation of Net Working Capital, including any line of credit with any supplier or (b) indebtedness arranged by Buyer or any of its Affiliates in connection with the Financing.

“Indemnification Documents” has the meaning set forth in Section 8.07(a).

“Indemnified Persons” has the meaning set forth in Section 8.07(a).

“Indemnitee” means any Person that is seeking indemnification from an Indemnitor pursuant to the provisions of this Agreement.

“Indemnitor” means any party hereto from which any Indemnitee is seeking indemnification pursuant to the provisions of this Agreement.

“Interim Financial Statements” has the meaning set forth in Section 4.05.

“Interim Period” has the meaning set forth in Section 7.01.

“JAMS Rules” has the meaning set forth in Section 12.06(b).

“Knowledge of Buyer” or “to Buyer’s Knowledge” or a similar phrase means the actual knowledge of Phil Haggerman, Gary Kadlec, Ryan Ruzziconi, Sean Whelan and Ron McFarlane, including in each case, any facts that each would reasonably be expected to discover or be aware of in connection with the performance of his or her respective duties as officers, managers or employees of Buyer in the ordinary course of business.

“Knowledge of the Company” or “to the Company’s Knowledge” or a similar phrase means the actual knowledge of Randall Broyles, D. Eric Hill, Robin Johnson, Philip C. Rielly, Jennifer Arms, Cheryl Clark Walters and Peg Gruenemeier, including in each case, any facts that each would reasonably be expected to discover or be aware of in connection with the performance of his or her respective duties as officers, managers or employees of the Company in the ordinary course of business.

“Law” means all federal, state, local and foreign laws, statutes, codes, rules, regulations, ordinances, judgments, orders, decrees and the like of any Governmental Entity that have the force of law, including common law and all Health Care Laws.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, building, structures, improvements, fixtures or other interest in real property held by the Company.

“Leases” means all real property leases, subleases and other agreements (written or oral) related thereto, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, to which the Company is a party, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company thereunder.

“Lender” has the meaning set forth in Section 2.01.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Lien” means any lien, security interest, charge, pledge, hypothecate, infringement, deed of trust, easement or other encumbrance of any kind that secures the payment or performance of an obligation or otherwise adversely affects the right, title or interest of any property.

“Lion Stock” means common stock, no par value, of Buyer.

“Lion Stock Consideration” means a number, rounded to the nearest one-hundredth of a share, equal to the quotient of (x) $105,000,000, divided by (y) the Lion Stock Price.

“Lion Stock Price” means $25.92.

“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, by and among the members of the Company, dated as of November 24, 2010, as amended from time to time

“Losses” means, without duplication, any and all damages, losses (including diminution in value), expenses, costs, fines, penalties, interest, settlements and liabilities in accordance with this Agreement (including reasonable fees of attorneys and accountants), but excluding (i) lost profits, unrealized expectations or other similar items and (ii) all damages, losses, expenses, costs, fines, penalties, interest, settlements and liabilities of any kind that are not reasonably foreseeable (except punitive damages actually paid or payable by a party hereto as a result of a Third-Party Claim pursuant to Article XII); provided that, with respect to any “Losses” arising from or relating to any of the Company’s Extended Exposure Representations that exceed the EER Threshold, “Losses” shall only include the Buyer’s out-of-pocket losses, expenses, costs, fines, penalties, interest, settlements and liabilities incurred in connection therewith (including reasonable fees of attorneys and accountants), in each case only to the extent due or paid to a Person other than Buyer or any of its Affiliates.  For purposes hereof, the “EER Threshold” shall mean (x) $10,000,000 minus (y) the amount of all Buyer Warranty Losses for which Sellers are liable pursuant to Section 12.02(a)(i) and (a)(ii) that are attributable to or derived from any diminution in value or otherwise calculated based on the recurring effect of such Losses, provided that in no event shall the EER Threshold exceed the amount of the Extended Exposure Rep Cap then in effect.

“LTM EBITDA” means EBITDA for the twelve calendar month period ending January 31, 2015; provided that such LTM EBITDA may be adjusted after the Closing pursuant to Section 1.04(e)(iii).

“Made Available” has the meaning set forth in Section 14.02(e).

“Majority Sellers” means, collectively, PCR Holdings Corp., 3A&E Holdings, LLC, Archon Pro Investments, LLC, Symmetric Partners, L.P., the GP, the B-Fund and Symmetric Partners Advisors Fund, L.P.

“Material Adverse Effect” means any event, circumstance, effect, condition or change, individually or in the aggregate that has had or that would be reasonably expected to have a material adverse effect on the business, assets, financial condition, operating results, or operations of a Person, taken as a whole; provided, however, that Material Adverse Effect shall exclude any adverse events, circumstances, effects, changes or conditions as and to the extent such events, circumstances, effects, changes or conditions that result from (a) the announcement or publicizing of the transactions contemplated by this Agreement in accordance with this Agreement, (b) the communication by Buyer of its plans or intentions with respect to the Company, (c) the pendency or consummation of the transactions contemplated by this Agreement or any actions by Buyer, the Company or the Sellers taken pursuant to this Agreement, (d) general deterioration in the economic conditions or in financial markets, (e) general deterioration in or other conditions generally affecting the industry in which the Company competes (except to the extent such deterioration is disproportionately adverse to the Company relative to other Persons in the industry), (f) any change or effect resulting from any hostilities, an act of war or terrorism, (g) any change or effect resulting from changes in Law or GAAP after the date hereof or (h) the failure of the Company or the Blocker to achieve any financial projections or budget, but specifically excluding the underlying facts related thereto.

“Material Contract” has the meaning set forth in Section 4.09(b).

“Material Supplier” has the meaning set forth in Section 4.29(a).

“Material Third-Party Payor” has the meaning set forth in Section 4.28(a).

“Maximum Amount of Contingent Cash” means the value in dollars and cents equal to the product of (x) the maximum number of shares of Contingent Shares for which any Seller who is not an “accredited investor” would be eligible to receive pursuant to Section 1.04 if he, she or it were an accredited investor, multiplied by (y) the Lion Stock Price.

“Maximum Number” means a number, rounded to the nearest one-hundredth of a share, equal to the quotient of (x) $35,000,000 minus the Maximum Amount of Contingent Cash, divided by (y) the Lion Stock Price.

“Member” and “Members” each have the meaning set forth in the preamble.

“Member Released Parties” has the meaning set forth in Section 15.16(c).

“Membership Interests” has the meaning set forth in the recitals.

“Multiemployer Plan” means an employee pension benefit plan that is defined in ERISA Sections 3(37) or 4001(a)(3).

“Net Working Capital” means (x) the following current assets of the Company: (A) accounts receivable, miscellaneous receivables and other receivables (in each case, net of allowance for doubtful accounts), (B) inventories and (C) prepaid expenses (including prepaid insurance and employee advances) minus (y) the following current liabilities of the Company: (A) accounts payable, (B) accrued expenses (including accrued 401(k) contributions, accrued wages, accrued bonuses, accrued professional fees, accrued payroll Taxes and other accrued expenses, but not including any Indebtedness, any Sellers’ Expense, or any other liability to the extent satisfied at Closing) and (C) customer deposits, in each case determined in accordance with GAAP and (except to the extent inconsistent with GAAP) the Company’s Accounting Practices and Procedures.  For the avoidance of doubt, no current asset or current liability that may be created or eliminated directly or indirectly as a result of a matter set forth on Schedule 7.01 shall be included in the calculation of Net Working Capital.

“Net Working Capital Adjustment Amount” means, as of the Closing Date, (A) if the Net Working Capital at Closing exceeds the Target Net Working Capital, an amount equal to (i) the Net Working Capital at the Closing, minus (ii) the Target Net Working Capital, (B) if the Net Working Capital at Closing is less than the Target Net Working Capital, an amount equal to (i) the Target Working Capital, minus (ii) the Net Working Capital at the Closing, or (C) if the Net Working Capital at Closing is equal to the Target Net Working Capital, an amount equal to $0.00.

“Neutral Accountant” has the meaning set forth in Section 1.03(d).

“New Matter” has the meaning set forth in Section 7.04(a).

“Notice of Claim” has the meaning set forth in Section 12.05(a).

“Non-Controlled Portfolio Company” means any portfolio company of any Symmetric Affiliate in which one or more Symmetric Affiliates together hold, directly or indirectly, less than a majority of the voting power entitled to elect a majority of the board of directors or similar governing body of such portfolio company.

“Objection Notice” has the meaning set forth in Section 1.04(b).

“OIG” has the meaning set forth in Section 4.17(a).

“Out of Network Payors” means all commercial or private payors billed by the Company without entering into a Contract.

“Outside Indemnification Date” has the meaning set forth in Section 12.06(b)

“Outside Termination Date” has the meaning set forth in Section 10.01(e).

“Payment Spreadsheet” has the meaning set forth in Section 1.06(b).

“Payoff Letters” has the meaning set forth in Section 2.02(b)(iii).

“Permits” means all permits, licenses, approvals, waivers, authorizations, registrations, certificates, and similar rights obtained, or required to be obtained, from Governmental Entities.

“Permitted Liens” means (a) statutory Liens for current Taxes, assessments, fees and other charges by Governmental Entities that are not due and payable as of the Closing Date for which appropriate reserves have been established on the Interim Financial Statements or have arisen in the ordinary course of business after the date of the Interim Financial Statements, (b) in the case of the Leased Real Property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the Company, (c) mechanics’, carriers’, workers’, and repairers’ Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition of the Company’s property so encumbered and that are not resulting from a breach, default or violation by the Company of any Contract or Law, (d) with respect to any third-party license of Proprietary Rights to the Company, any contractual restrictions or limitations set forth on the face of the applicable license agreement, (e) purchase money Liens incurred in the ordinary course of business, (f) any Liens created as a result of any act taken by or through Buyer or any of its Affiliates, (g) any Liens listed on Schedule 14.01(a), subject to release at Closing where indicated on such Schedule or (h) as of the date hereof, Liens securing any Closing Indebtedness which will be released at Closing.

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any Governmental Entity or any similar entity.

“Pharmaceutical Suppliers” has the meaning set forth in Section 7.02(a).

“Personal Information” has the meaning set forth in Section 4.10(h).

“Pre-Closing Tax Period” means any taxable period or portion thereof ending on or before the Closing Date.  In the case of a Straddle Period, the portion of such Straddle Period through the end of the Closing Date shall constitute a Pre-Closing Tax Period

“Pre-Closing Income Tax Return” has the meaning set forth in Section 11.01(c)(ii).

“Pre-Closing Period Tax Return” has the meaning set forth in Section 11.01(c)(iii).

“Pre-Closing Review Period” has the meaning set forth in Section 1.02(b).

“Proceeding” means any suit, actual claim, formal demand, summons, citations or subpoena, audit, hearing or public meeting of any kind or nature whatsoever, civil, criminal, administrative, regulatory or otherwise, at law or in equity, whether or not such matter is before a Governmental Entity or any other Person.

“Prohibited Transaction” is defined in ERISA Section 406 and Code Section 4975.

“Pro Rata Share” has the meaning set forth in Section 12.02.

“Proprietary Rights” means all intellectual property rights or interests of any kind, including, (a) patents, patent applications, patent disclosures, inventions, industrial designs and models (whether or not patentable and whether or not reduced to practice) and any reissue, continuation, continuation-in-part, division, revision, extension or reexamination thereof, (b) trademarks, service marks, trade dress, logos, trade names, corporate names and domain names, together with all translations, adaptations, derivations, and combinations, including all goodwill associated therewith, (c) copyrights, registered or unregistered, database rights and works of authorship, (d) mask works, (e) all registrations, applications and renewals for any of the foregoing, (f) trade secrets and confidential information (including ideas, formulae, compositions, know-how, manufacturing and production processes and techniques, protocols, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing information and plans, and customer and supplier lists, pricing and cost information, and related information), (g) software, all rights with respect to computer software and software systems (including data, data compilations, codes, annotations, databases and related documentation), (h) internet domain names, websites, including public and non-public websites, intranet sites and FTP sites, (i) all other similar or equivalent intellectual property and proprietary rights in any form or medium known or later devised anywhere in the world, and (j) all copies and tangible embodiments of the foregoing (in whatever form or medium), in each case including the items set forth on Schedule 4.10(a).

“Protected Person” means each senior executive of the Company who is listed as an officer or vice president on Schedule 4.13(e).

“Protected Seller Communications” has the meaning set forth in Section 15.16(a).

“Purchase Price” has the meaning set forth in Section 1.02(a).

“Purchased Securities” has the meaning set forth in the recitals.

“Related Person” means (A) with respect to an individual: (i) each other member of such individual’s nuclear family, (ii) any Person that is directly or indirectly controlled by such individual or any one or more members of such individual’s nuclear family, (iii) any Person in which members of such individual’s nuclear family hold (individually or in the aggregate) a material interest, and (iv) any Person with respect to which one or more members of such individual’s nuclear family serves as a director, officer, partner, manager, executor, or trustee (or in a similar capacity), and (B) with respect to a Person other than an individual: (i) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with, such specified Person, (ii) any Person that holds a material interest in such specified Person, (iii) each Person that serves as a director, officer, partner, manager, executor, or trustee of such specified Person (or in a similar capacity), (iv) any Person in which such specified Person holds a material interest, and (v) any Person with respect to which such specified Person serves as a general partner, manager, or a trustee (or in a similar capacity).

“Released Claims” has the meaning set forth in Section 8.05(a).

“Releasing Parties” has the meaning set forth in Section 8.05(a).

“Released Parties” has the meaning set forth in Section 8.05(a).

“Relevant Group” means any affiliated, combined, consolidated, unitary or other group for Tax purposes, including (without limitation) an affiliated group of corporations within the meaning of Section 1504 of the Code.

“Remedies Exceptions” has the meaning set forth in Section 3.01.

“Reorganization” has the meaning set forth in the recitals.

“Response Period” has the meaning set forth in Section 12.05(b).

“Restricted Area” has the meaning set forth in Section 8.04(b).

“Restricted Party” means each of the Members set forth on Schedule 8.04(a)(i).

“Restricted Period” has the meaning set forth in Section 8.04(a).

“Review Period” has the meaning set forth in Section 1.03(a)

“R&W Notification” has the meaning set forth in Section 7.04(a).

“Sale Bonuses” means the sale bonuses due and payable to certain members and/or employees of the Company in connection with the Closing all as reflected on the Payment Spreadsheet.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Seller Indemnitees” has the meaning set forth in Section 12.03(a).

“Seller Warranty Losses” has the meaning set forth in Section 12.03(b).

“Sellers” has the meaning set forth in the preamble.

“Sellers’ Expenses” means (i) fees or expenses, incurred or payable by the Sellers or the Company to (A) outside accountants, investment bankers, brokers, finders or other advisors, professionals or consultants incurred in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, including the Tail Policy and (B) any other fees or expenses owed or owing by the Sellers or the Company to any outside advisors (including Choate, Hall & Stewart LLP and any other attorneys engaged by the Sellers in connection with this Agreement and the transactions and other agreements contemplated by this Agreement) in connection with the negotiation, preparation and execution of this Agreement and the other agreements and documents contemplated hereby, the performance of its obligations hereunder and thereunder, and the consummation of the transactions and other agreements contemplated by this Agreement and (ii) any sale bonus, success, retention, change of control, severance or other payment incurred or payable by the Company or any of their Affiliates as a result of the consummation of the transactions contemplated by this Agreement, including the Sales Bonuses, together with the employer portion of any employment Taxes payable in respect of the foregoing (for this purpose and all other purposes of this Agreement, calculated as if any such amounts were to be paid on December 31, 2015 and assuming no change in the rate of annual compensation of the employee), each to the extent unpaid as of the Closing.  In no event, however, will any fees and expenses incurred by or for the account of Buyer (including, for the avoidance of doubt, any bonuses or other payments arranged by Buyer or any of its Affiliates, or any severance payments payable to employees terminated by or at the direction of Buyer or any of its Affiliates at the Closing or whose employment terminates (whether by Buyer, the Company or such employee) after the Closing) be considered Sellers’ Expenses.

“Sellers’ Representative” has the meaning set forth in Section 13.01.

“Sellers’ Representative Expense Fund” has the meaning set forth in Section 2.02(a)(viii).

“Service Liability Claims” means all Liabilities of the Company resulting from or under (i) any express warranty made by the Company prior to the Closing Date with respect to any product it distributes or uses or any services it renders (“Business Products”), (ii) any defect in, non-performance or deficiency of any nature in any Business Product sold or provided (as applicable) by the Company prior to the Closing Date, or (iii) any injury to person or property caused to any degree by any Business Product sold or provided (as applicable) by the Company prior to the Closing Date.

“Standard Representations” means all representations and warranties (i) concerning the Sellers in Article III, (ii) concerning the Company in Article IV, (iii) concerning the Blocker in Article V, (iv) concerning Buyer in Article VI and Section 12.14, (v) contained in any Schedule to any such Article or Section, or (vi) contained in any of the Buyer’s Secretary Certificate, the Company’s Secretary Certificate, the Blocker’s Secretary’s Certificate or the Compliance Certificates (in each case, other than the Fundamental Representations and Extended Exposure Representations).

“Straddle Period” has the meaning set forth in Section 11.01(b).

“Subscription Agreements” means those certain Subscription Agreements, dated as of the date hereof, executed by the applicable Sellers and Buyer, issuing the Lion Stock Consideration and the Maximum Amount of Contingent Shares to the applicable Sellers (in book-entry form) in the amounts set forth on the Payment Spreadsheet.

“Subsidiaries” means with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of that Person or a combination thereof.  For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, association or other business entity.

“Symmetric Affiliate” means Symmetric Capital, LLC and any investment entity Affiliated with Symmetric Capital, LLC, including but not limited to Symmetric Partners, L.P.

“Tail Policy” has the meaning set forth in Section 8.07(b).

“Target Net Working Capital” means $15,750,000.

“Tax” (and, with correlative meaning, “Taxes,” “Taxable” and “Taxing”) means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profits, environmental (including under Section 59A of the Code), customs, duty, real property, real property gains, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding or other tax assessment, fees, levy or other charge of any kind whatever in the nature of taxes imposed by any Governmental Entity, whether disputed or not, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Proceeding” has the meaning set forth in Section 11.01(h)(ii).

“Tax Return” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes or the administration of any Law relating to any Taxes.

“Taxing Authority” means any Governmental Entity having or purporting to exercise jurisdiction with respect to any Tax.

“Third-Party Claim” has the meanings set forth in Section 12.05(a).

“Third-Party Defense” has the meaning set forth in Section 12.05(b).

“Third-Party Payors” has the meaning set forth in Section 4.16(a).

“Threshold” has the meaning set forth in Section 12.02(d).

“Transaction Documents” means this Agreement and all ancillary agreements, documents, instruments and certificates executed and delivered in connection with this Agreement and listed on Schedule 14.01(c), including the Escrow Agreement.

“WARN” has the meaning set forth in Section 4.13(b).

“Year 1 Amount” has the meaning set forth in Section 12.04(c).

“Year 2 Amount” has the meaning set forth in Section 12.04(c).

“Year 3 Amount” has the meaning set forth in Section 12.04(c).

“Year 4 Amount” has the meaning set forth in Section 12.04(c).

“Year 5 Amount” has the meaning set forth in Section 12.04(c).

14.02                 Interpretation.

(a)                                 For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”, and (b) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole.

(b)                                 Unless the context otherwise requires, references herein:

(i)                                     to the singular includes the plural and vice versa;

(ii)                                  to any Person includes such Person’s successors and assigns, if applicable, but only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity.

(iii)                               to a gender includes the other gender;

(iv)                              to a “copy” or “copies” of any document, instrument, or agreement means a copy or copies that are complete and correct unless otherwise set forth herein or therein;

(v)                                 to all accounting terms will be interpreted, and all accounting determinations under this Agreement will be made, in accordance with GAAP;

(vi)                              to Articles, Sections, schedules and exhibits mean the Articles and Sections of, and schedules and exhibits attached to, this Agreement;

(vii)                           to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof;

(viii)                        to a Law means such Law as amended from time to time and any regulations promulgated thereunder; and

(ix)                              to any section or other provision of any Law means that provision of such Law as from time to time in effect, including any amendment, modification, codification, replacement, or reenactment of such section or other provision.

(c)                                  This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party as having been drafted by it will not apply to any construction or interpretation of this Agreement.  The Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth herein.

(d)                                 The headings and captions contained in this Agreement are for convenience of reference only, shall not be deemed to be part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.

(e)                                  As used herein, the term “Made Available” means, with respect to any document or information, that the same has been (i) made available or otherwise accessible to

Buyer as of the Closing Date by means of the virtual data room established by the Company to which Buyer had access and notification rights or (ii) otherwise delivered, made available or provided to Buyer or its representatives electronically, physically, orally or by other means by or on behalf of the Company, the Sellers, an Affiliate or one or more of the respective representatives of each, in each case at least one (1) day prior to the date of this Agreement; provided that with respect to any document that is to be Made Available hereunder that is not in existence immediately prior to the execution of this Agreement, “Made Available” shall mean such document is promptly (but in any event within three Business Days of when, to the Knowledge of the Company, any such document comes into existence) posted to such virtual data room and is accessible to Buyer for at least 48 hours following notice that such document has been posted to such virtual data room. Notwithstanding the foregoing, Buyer waives the requirement in the first sentence hereof with respect to the documentation listed on Schedule 14.02(e) hereto that was provided directly to Buyer or its Representatives or through the virtual data room but not within the one-day window required.

ARTICLE XV.
MISCELLANEOUS

15.01                 Amendment and Waiver.

The provisions of this Agreement may be modified, amended or waived at any time only by a writing signed by Buyer, the Company and Sellers’ Representative, and any such modification, amendment or waiver shall be binding on each of the parties hereto, including Sellers.  No course of dealing between or among the parties shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any party under or by reason of this Agreement and a waiver of any provision by any party on one occasion shall not be deemed to be a waiver of the same or any other breach on a future occasion.

15.02                 Notices.

All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) when personally delivered, sent by electronic mail or sent by reputable overnight express courier (charges prepaid), or (ii) three days following mailing by certified or registered mail, postage prepaid and return receipt requested.  Unless another address is specified in writing, notices, demands and communications to any Seller and Buyer shall be sent to the addresses indicated below:

Notices to the Company prior to the Closing:

BioRx, LLC

10828 Kenwood Rd
Cincinnati, OH 45242
Attention: D. Eric Hill and Philip C. Reilly
E-mail: ehill@biorx.com and preilly@biorx.com

with a copy to

(which shall not constitute notice to the Company):

Choate, Hall & Stewart LLP

Two International Place

Boston, MA  02110

Attn:  Brian P. Lenihan and Rees M. Hawkins

Fax Number:  617-502-4929 and 617-502-4777

E-mail:  blenihan@choate.com and rhawkins@choate.com

Notice to Sellers’ Representative:

Symmetric Capital, LLC

950 Winter Street, Suite 2500

Waltham, MA 02451

Attn:  Robert V. Walsh

Email:  rwalsh@symmetriccapital.com

with a copy to

(which shall not constitute notice to Sellers’ Representative):

Choate, Hall & Stewart LLP

Two International Place

Boston, MA  02110

Attn:  Brian P. Lenihan and Rees M. Hawkins

Fax Number:  617-502-4929 and 617-502-4777

E-mail:  blenihan@choate.com and rhawkins@choate.com

Notices to Buyer and, after the Closing, the Company):

Diplomat Pharmacy, Inc.

4100 South Saginaw

Flint, Michigan 48507

Attention:  General Counsel

Facsimile: (810) 282-0187

with a copy to

(which shall not constitute notice to Buyer or the Company):

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

Fax Number: (615) 742-2736

Attn: J. James Jenkins, Jr.

Email: jjenkins@bassberry.com

15.03                 Expenses.

Except as otherwise provided in this Agreement or the other documents to be delivered pursuant to this Agreement, (i) Buyer will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution, and performance of this Agreement and the consummation and performance of the transactions contemplated hereunder, including all fees and expenses of its advisors and representatives, and (ii) the Sellers’ Expenses will be paid in accordance with the terms hereof.

15.04                 Assignment and Successors.

(a)                                 This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that subject to Section 15.04(b) neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any party without the prior written consent of Buyer, the Company and Sellers’ Representative.  Any purported assignment of rights or delegation of obligations in violation of this Section 15.04 will be void.

(b)                                 Buyer may, in its sole discretion, direct the Sellers to convey the Purchased Securities, in whole or in part, to one or more of its Affiliates.  From and after the Closing, Buyer may assign any and all of its rights pursuant to this Agreement, including its rights to indemnification, to any of its lenders, including any agent therefor, as collateral security.  No assignment shall have the effect of releasing Buyer from any obligation hereunder.

15.05                 No Waiver.

Neither any failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.  To the maximum extent permitted by applicable Law, (i) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be waived by a party, in whole or in part, unless made in a writing signed by such party, (ii) a waiver given by a party will only be applicable to the specific instance for which it is given, and (iii) no notice to or demand on a party will (x) waive or otherwise affect any obligation of that party or (y) affect the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

15.06                 Severability.

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held to be prohibited by or invalid, illegal or unenforceable under applicable law in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement.  Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible.

15.07                 Reserved.

15.08                 Entire Agreement.

This Agreement, the Confidentiality Agreement and the other Transaction Documents contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way (including, without limitation, the letter of intent, dated as of December 12, 2014, by and between Buyer and the Company).

15.09                 No Referrals.

Nothing in this Agreement shall be construed to require the Company, the Sellers or Buyer or their respective Affiliates to make referrals of patients to one another or any related Person as a result of, or in exchange for, this Agreement or any document executed in connection herewith.  No payment to be made under this Agreement or any document executed in connection herewith shall be in return for the referral of patients to, or in return for the arranging for, ordering, purchasing or leasing of products or services from any of the parties, or from any related Person thereof, in violation of applicable Law, including the Anti-Kickback Statute (42 U.S.C. § 1320a-7b).

15.10                 Reserved.

15.11                 Counterparts; Electronic Signatures.

(a)                                 This Agreement and other documents to be delivered pursuant to this Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy and all of which, when taken together, will be deemed to constitute one and the same agreement or document, and will be effective when counterparts have been signed by each of the parties and delivered to the other parties.

(b)                                 A manual signature on this Agreement or other documents to be delivered pursuant to this Agreement or an image of which shall have been transmitted electronically, will constitute an original signature for all purposes.  The delivery of copies of this Agreement or other documents to be delivered pursuant to this Agreement, including executed signature pages where required, by electronic transmission will constitute effective delivery of this Agreement or such other document for all purposes.

15.12                 Governing Law.

The Law of the State of Delaware shall govern all questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules attached hereto, and the performance of the obligations imposed by this Agreement, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Any proceeding arising out of or relating to this Agreement shall be brought in the federal or state courts located in the State of Delaware.  This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement between the parties to waive any objections to jurisdiction, to venue or to convenience of forum.

15.13                 Waiver of Jury Trial.

EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING THE FINANCING AND ANY DEBT FINANCING SOURCE) OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

15.14                 No Third-Party Beneficiaries.

The persons referenced in Section 7.09, Section 8.07, Section 12.12 and Section 15.13 of this Agreement are intended third-party beneficiaries of the representations, warranties, covenants and agreements in such Section, as the case may be. Except as otherwise expressly set forth in this Agreement and other than the Indemnitees and the parties and their permitted assigns, no Person will have any legal or equitable right, remedy, or claim under or with respect to this Agreement.  This Agreement may be amended or terminated, and any provision of this Agreement may be waived, without the consent of any Person who is not a party to the Agreement.

15.15                 Schedules.

The representations and warranties contained in Article III, Article IV, Article V and Article VI are qualified by reference to the Disclosure Schedules.  The parties hereto agree that the Disclosure Schedules are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company, the Sellers, the Blocker or Buyer except as and to the extent expressly provided in this Agreement.  Each party acknowledges that (a) the Disclosure Schedules may include items or information that the other parties are not required to disclose under this Agreement, (b) inclusion of information in the Disclosure Schedules shall not be construed as an admission that such information is material to the Company, the Sellers, the Blocker or Buyer, (c) headings have been inserted on the individual Schedules included in the Disclosure Schedules for the convenience of reference only and shall not affect the construction or interpretation of any of the provisions of the Agreement or the Disclosure Schedules and (d) information contained in various schedules contained in the Disclosure Schedules or Sections and subsections of the Schedules contained in the Disclosure Schedules shall be deemed to qualify each Section of this Agreement to which such information is applicable (regardless of whether or not such Section is qualified by reference to a Schedule), so long as application to such Section is reasonably discernible from the reading of such disclosure.  No information set forth in the Disclosure Schedules shall be deemed to broaden in any way the scope of the Company’s representations and warranties.  The inclusion of an item on the Disclosure Schedules is not evidence of the materiality of such item for purposes of this Agreement or otherwise, or that such item is a disclosure required under the Agreement.  Any description of any agreement, document, instrument, plan, arrangement or other item set forth on the Disclosure Schedules is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item, copies of which have been Made Available to Buyer.  No disclosure on the Disclosure Schedules relating to any possible breach or violation of any agreement, Governmental Order or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, or shall constitute an admission of liability to any third party.

15.16                 Certain Releases and Waivers.

(a)                                 Buyer (on behalf of itself and its Affiliates) hereby irrevocably acknowledges and agrees that: (i) each of Sellers’ Representative and the Sellers shall have the right to retain Choate, Hall & Stewart LLP and Wilson Elser Moskowitz Edelman & Dicker (the “Designated Firms”) to represent its or their interests in any dispute arising under or in connection with this Agreement or any other Transaction Document, any agreement entered into pursuant to this Agreement, or the transactions contemplated hereby (a “Dispute”); (ii) Buyer (on behalf of itself and its Affiliates) irrevocably waives, consents to and covenants not to assert any objection, based on conflict of interest or otherwise, to any representation of Sellers’ Representative or any Seller by the Designated Firms in any Dispute; (iii) all communications between or among any of the Sellers, the Company, Sellers’ Representative or any of their respective Affiliates, directors, managers, officers, employees, agents or representatives, on the one hand, and one or more of the Designated Firms, on the other hand, made solely in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute arising in connection with, this Agreement, any other Transaction Document or any of the transactions contemplated hereby or thereby (the “Protected Seller Communications”), shall be deemed to be privileged and confidential communications; (iv) all rights to such Protected Seller Communications, and the control of the confidentiality and privilege applicable thereto, shall be retained by Sellers’ Representative; and (v) to the extent Buyer or any of its Affiliates (including the Company) should discover in its possession after the Closing any Protected Seller Communications, it shall take reasonable steps to preserve the confidentiality thereof and promptly deliver the same to Sellers’ Representative, keeping no copies, and shall not by reason thereof assert any loss of confidentiality or privilege protection.

(b)           Effective upon the Closing, the LLC Agreement shall be terminated in its entirety and, except as otherwise set forth herein, all rights and obligations of the Members thereunder shall cease.  Effective upon the Closing, each Member hereby acknowledges that such Member is not entitled to any distribution from the Company pursuant to the LLC Agreement (including any tax distributions, return of capital or other distributions) except for the amounts payable by Buyer to the Sellers as set forth on the Payment Spreadsheet; provided, that notwithstanding Section 33 of the LLC Agreement, only the following sections of the LLC Agreement shall survive such termination:  Section 8 (‘Limited Liability’), Section 29 (‘Reliance’), Section 30 (‘Indemnification’) and Section 31 (‘Exculpation’).

(c)           Effective upon the Closing, each of the Company and Buyer voluntarily, knowingly and irrevocably releases and forever discharges each of the Members (including GP) and their respective officers, directors, managers, employees, shareholders (including B-Fund and GP, in the case of the Blocker) and Affiliates (collectively, the “Member Released Parties”) from any and all actions, agreements, amounts, claims, damages, expenses, liabilities and obligations of every kind, nature or description, arising or existing prior to the Closing, whether absolute or contingent, liquidated or unliquidated, known or unknown, (i) with respect to the Sellers, insofar as the same relate solely to such Seller’s ownership of Purchased Securities or such Seller’s status as a “Member” pursuant to the LLC Agreement, and (ii) with respect to the Blocker Sellers, insofar as the same relate solely to its ownership of Purchased Securities issued by the Blocker, in each case except for any rights of Buyer or the Company under this Agreement or any agreement entered into in connection with the transactions contemplated by this Agreement.

(d)           Following the Closing, the Company covenants not to bring any Action against any Member Released Party for any distribution to such Member Released Party in its capacity as a “Member” pursuant to the LLC Agreement.

15.17      Specific Performance.

In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, Sellers’ Representative, the Company and Buyer shall be entitled to specific performance of the agreements and obligations of the parties hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

(signature pages follow)

IN WITNESS WHEREOF, the parties have caused this Securities Purchase Agreement to be executed as of the date first written above.

BUYER:

DIPLOMAT PHARMACY, INC.

By:	/s/ Philip R. Hagerman
Name:	Philip R. Hagerman
Title:	Chief Executive Officer

[Signature Page to Securities Purchase Agreement]

SELLER’S REPRESENTATIVE:

SYMMETRIC CAPITAL, LLC

By:	/s/ Robert V. Walsh
Name:	Robert V. Walsh
Title:	Manager

COMPANY:

BIORX, LLC

By:	/s/ D. Eric Hill
Name:	D. Eric Hill
Title:	Manager

[Signature Page to Securities Purchase Agreement]

SELLERS:

SYMMETRIC PARTNERS, L.P.
SYMMETRIC PARTNERS ADVISORS FUND, L.P.

By:	Symmetric Partners GP, L.P.,
their General Partner

By:	Symmetric Master Company, LLC,
its General Partner

By:	Symmetric Capital, LLC,
its Sole Member and Manager

By:	/s/ Robert V. Walsh
Name:	Robert V. Walsh
Title:	Manager

[Signature Page to Securities Purchase Agreement]

SELLERS:

PCR HOLDINGS CORPORATION

By:	/s/ Philip C. Rielly
Name:	Philip C. Rielly
Title:	President

3A&E HOLDINGS, LLC

By:	/s/ D. Eric Hill
Name:	D. Eric Hill
Title:	Member

ARCHON PRO INVESTMENTS, LLC

By:	/s/ Joseph Sebring
Name:	Joseph Sebring
Title:	Member

[Signature Page to Securities Purchase Agreement]

B-FUND:

SYMMETRIC PARTNERS — B, L.P.

By:	Symmetric Partners GP, L.P.,
their General Partner

By:	Symmetric Master Company, LLC,
its General Partner

By:	Symmetric Capital, LLC,
its Sole Member and Manager

By:	/s/ Robert V. Walsh
Name:	Robert V. Walsh
Title:	Manager

GP:

SYMMETRIC PARTNERS GP, L.P.

By:	Symmetric Master Company, LLC,
its General Partner

By:	Symmetric Capital, LLC,
its Sole Member and Manager

By:	/s/ Robert V. Walsh
Name:	Robert V. Walsh
Title:	Manager

[Signature Page to Securities Purchase Agreement]

SELLERS:

/s/ Robin Johnson
Robin Johnson

/s/ Joyce Helton
Joyce Helton

/s/ Julie Winton
Julie Winton

/s/ Jennifer Arms
Jennifer Arms

/s/ Randall Broyles
Randall Broyles

/s/ John Grady
John Grady

/s/ Deborah Pfister
Deborah Pfister

/s/ Cheryl Clark-Walters
Cheryl Clark-Walters

/s/ Carol Ernst
Carol Ernst

/s/ Peggy Gruenemeier
Peggy Gruenemeier

/s/ John T. Louis
John T. Louis

/s/ Michael J. Baldzicki
Michael J. Baldzicki

[Signature Page to Securities Purchase Agreement]

Exhibit A

Form of Escrow Agreement

Exhibit B

Form of Registration Rights Agreement

Exhibit C

Form of Membership Interest Assignment

Exhibit D

Forms of FIRPTA Certificates